This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on October 28, 2024, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[    ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

Amendment No. 4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Xinzi

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2821	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 128 Qingxian Road, Linglong Street,

Lin ‘an District, Hangzhou City, Zhejiang Province

+86-571-61063610

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

The Crone Law Group P.C.

420 Lexington Ave, Suite 2446

New York, NY 10170

646-861-7891

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Crone, Esq. Eric Mendelson, Esq. The Crone Law Group P.C. 420 Lexington Ave, Suite 2446 New York, NY 10170 646-861-7891	William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 T: 212-588-0022

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, or the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 28, 2024

PRELIMINARY PROSPECTUS

[●] Ordinary Shares

Xinzi

This is an initial public offering of [●] ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) on a firm commitment basis, of Xinzi, a Cayman Islands exempted company. Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price of our Ordinary Shares will be between $     and $           .

We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “[●].” This offering is contingent on the listing of our Ordinary Shares on the Nasdaq Capital Market. There is no assurance that such application will be approved, and if our application is not approved by the Nasdaq Capital Market, this offering will not be completed.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 16 to read about factors you should consider before investing in our Ordinary Shares.

Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our,” “Xinzi,” “our Company,” and the “Company” refer to Xinzi, a Cayman Islands exempted company; “Xinzi Hong Kong” refers to Xinzi Hong Kong Holding Limited, a limited company organized under the laws of Hong Kong and wholly owned subsidiary of Xinzi; “Zhejiang Tongjie” refers to Zhejiang Tongjie New Energy Technology Co., Ltd., a limited company organized under the laws of the People’s Republic of China (the “PRC”) and a wholly owned subsidiary of Xinzi Hong Kong; and “Hangzhou Xinzi,” refers to Hangzhou Xinzi Photoelectric Technology Co. , Ltd., a limited company organized under the laws of the PRC and a wholly owned subsidiary of Zhejiang Tongjie; the terms “Hangzhou Yiyang” and “Suqian Taijing” refer to Hangzhou Yiyang Photovoltaic Technology Co., Ltd and Suqian Taijing New Material Technology Co., Ltd, respectively, both limited companies organized under the laws of the PRC that are directly or indirectly wholly owned by Hangzhou Xinzi; and, “Yangzhou Taixinni” refers to Yangzhou Taixinni Material Co., Ltd, a limited company organized under the laws of the PRC that is indirectly wholly owned by Hangzhou Yiyang.

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We conduct all of our operations through the PRC operating entities, mainly Hangzhou Xinzi, which is supported by Hangzhou Yiyang and Suqian Taijing. This is an offering of Ordinary Shares of the Cayman Islands holding company. You may never hold equity interests in the PRC operating entities. We do not use a variable interest entity (“VIE”) structure. Our corporate structure as a Cayman Islands holding company with operations conducted by our PRC operating entities involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the PRC operating entities operate and Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are offering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless” beginning on page 25 of this prospectus.

Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our PRC operating entities.

Each of our PRC operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other things, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction and such domestic enterprises are not permitted to remit any dividend until any losses from prior fiscal years have been legally offset. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, there can be no assurance that the PRC government will not intervene or impose other restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China or Hong Kong and adversely affect our business. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares, should we desire to do so in the future.

We are subject to certain legal and operational risks associated with our PRC operating entities’ operations in China, including changes in the legal, political, and economic policies of the Chinese government, the relations between China and the United States, and the Chinese or United States regulations, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our PRC operating entities’ operations, significant depreciation of the value of our Ordinary Shares, or a significantly limit or complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, Beijing Guantao Law Firm, neither we nor any of our PRC operating entities are subject to cybersecurity review by the Cyberspace Administration of China (“CAC”), pursuant to the Cybersecurity Review Measures, which were jointly promulgated on December 28, 2021 by the CAC, the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information Technology (“MIIT”), the Ministry of Public Security, Ministry of Stated Security, the Ministry of Finance of the PRC (“MOF”), the Ministry of Commerce of the PRC ( “MOFCOM”), People’s Bank of China (“PBOC”), the State Administration for Market Regulation (“SAMR”), the National Radio and Television Administration, the China Securities Regulation Commission (“CSRC”), the National Administration of State Secrets Protection, and the State Cryptography Administration and took effect on February 15, 2022, because neither we nor any of our PRC operating entities (i) actually purchase any internet products or services (ii) conduct our business based on the encrypted data provided by our institutional clients, which we do not own or have any access to; (iii) utilize data processed in our business that has a bearing on national security; and (iv) are an online platform operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange or other foreign exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), which became effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions (collectively, the “Guidance Rules and Notice”) on the CSRC’s official website. Based on the advice of our PRC counsel, Beijing Guantao Law Firm as our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the last fiscal year, and the key components of our operations are carried out in the PRC, this offering is considered an indirect offering by domestic companies and we are therefore subject to the filing requirements for this offering under the Trial Measures and the Guidance Rules and Notice. Furthermore, as our registration statement on Form F-1 was not declared effective on or before March 31, 2023, we are required to complete necessary filing procedures pursuant to the Trial Measures. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently required to obtain approval from Chinese authorities to list on U.S exchanges and if our PRC subsidiaries or the holding company were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange and the value of our Ordinary Shares may significantly decline or become worthless, which would materially affect the interest of the investors.” We intend to file with the CSRC in connection with this offering and listing pursuant to the Trial Measures within three business days after the initial filing of this offering. Since these statements and regulatory actions were recently published, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors - Risks Relating to Doing Business in the PRC,” and “Risk Factors - Risks Relating to This Offering and the Trading Market” for more information.

Furthermore, our Ordinary Shares may be prohibited to trade on a national exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act (the “HFCA” Act), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) determines that it cannot inspect or fully investigate our auditors for two consecutive years, beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time). As a result, an exchange may determine to delist our securities. Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB recently. For example, on December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. As of the date of the prospectus, our auditor, WWC, P.C., which is headquartered in the United States, has been inspected by the PCAOB on a regular basis, with the last inspection in 2023, and is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed the Statement of Protocol (the “SOP”) Agreements with the CSRC and the Ministry of Finance of the PRC (the “MOF”). The SOP, together with two protocol agreements (collectively, the “SOP Agreements”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the SOP disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed. Even though the PCAOB’s December 15, 2022 determination significantly reduces the risk of an involuntary delisting under the HFCA Act, it does not eliminate other requirements for companies with PRC operating entities’ operations in China like us under both the HFCA Act and SEC guidance. A termination in the trading of our securities due to an involuntary delisting or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities, should we face heightened operational and legal risks in relation to HFCA compliance. See “Risk Factors - Risks Relating to Doing Business in the PRC – A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. However, one of our PRC subsidiaries, Hangzhou Xinzi distributed dividends to its parent company Zhejiang Tongjie in March of 2022 and March of 2023 in the amounts of 17.1073 million CNY (approximately $2,376,570.57 USD) and 1.890 million CNY (approximately $261,577.13 USD) respectively.

The Company has its own bank account, however, it will, for certain expenses rely on Hangzhou Xinzi to fund its cash requirements. The expenses paid by Hangzhou Xinzi are paid to overseas institutions, which belong to the “current account” foreign exchange expenses. According to Article 14 of the Foreign Exchange Administration Regulations of the People’s Republic of China (revised in 2008), current account foreign exchange expenditures shall be paid in accordance with the management regulations of the State Council’s foreign exchange management department on foreign exchange payments and purchases, with valid documents in self-owned foreign exchange or purchased from financial institutions engaged in foreign exchange settlement and sales business. Hangzhou Xinzi has applied to the competent bank for foreign exchange purchase and payment with valid documents, and the payment of such fees complies with the current laws and regulations of China.

If a Cayman company pays dividends or other distributions to its shareholders in the future, the Cayman company will transfer the funds directly to the individual shareholders in the form of profits and dividends.. Prior to this, individual shareholders in the country need to apply to the competent bank to open a corresponding foreign exchange account with registration certificate No. 37. As of now, all domestic individual shareholders of the Cayman Islands company have completed the registration of Document No. 37, which can be used to obtain dividends from overseas special purpose companies in the future.

After the initial public offering, the funds raised from the issuance will first be transferred by the Cayman company to the Hong Kong subsidiary in the form of capital contribution, and then transferred by the Hong Kong subsidiary to the Chinese subsidiary in the form of capital contribution. According to the “Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment” (Hui Fa [2015] No. 13), relevant market entities may choose to register with banks in their registered locations to handle direct investment foreign exchange registration. After completing the direct investment foreign exchange registration, they can handle subsequent direct investment related account opening, fund exchange and other businesses (including profit and dividend remittance or repatriation). At the same time, according to the Notice of the State Administration of Foreign Exchange on Further Deepening Reform and Promoting Cross border Trade and Investment Facilitation (Hui Fa [2023] No. 28), foreign exchange funds raised by domestic enterprises through overseas listing can be directly transferred to the capital account settlement account, and the funds in the capital account settlement account can be independently used for foreign exchange settlement. According to the aforementioned regulations, foreign-invested enterprises (WFOEs) can open foreign exchange accounts and complete foreign exchange transactions after completing the corresponding foreign direct investment foreign exchange registration in accordance with the law. Foreign exchange funds raised by domestic enterprises through overseas listing can be directly transferred to specific foreign exchange accounts and can be used for independent foreign exchange settlement. As of now, the parent company of Hangzhou Xinzi, Zhejiang Tongjie, has completed the foreign exchange registration for foreign direct investment in accordance with the law, and can subsequently complete the exchange of overseas raised funds with corresponding registration vouchers.

Our Company and Hangzhou Xinzi are not required to bear corresponding tax payment obligations for the fees they pay overseas. When Cayman Island companies distribute the aforementioned dividends and bonuses to individual shareholders, according to the relevant provisions of Article 4, Paragraph 5 of the Interim Measures for the Administration of Personal Income Tax Collection on Overseas Income (Revised in 2018) Order No. 44 of the State Administration of Taxation, this portion of dividend income from overseas must be declared and paid 20% income tax on its own. (3) After the initial public offering, when the funds raised from the issuance are transferred from the Cayman company to the Chinese subsidiary, the Chinese subsidiary shall pay stamp duty at a rate of 0.025% of the total amount of paid in capital (share capital) and capital reserves in accordance with the relevant provisions of the Stamp Tax Law of the People’s Republic of China upon receipt of the capital contribution.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC operating entities. Our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiate a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. As of the date of this prospectus, no cash transfer or transfer of other assets has occurred between our Company and our subsidiaries. See “Prospectus Summary-Dividend Distributions” and our unaudited condensed consolidated interim financial statements for the period ended June 30, 2023 and our audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2021.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. securities laws and are eligible for reduced public company reporting requirements. Please read the disclosures beginning on page 17 of this prospectus for more information.

We are currently a “controlled company” under the corporate governance rules of the Nasdaq Capital Market. Yanling Meng, an individual, holds approximately 53.43% of our Ordinary Shares, directly and through their entity Xinzi 7 Limited. However, we do not intend to rely upon the “controlled company” exemptions. Upon completion of this offering Yanling Meng, through their entity Xinzi 7 Limited will hold [   ]% of our Ordinary Shares, which will not constitute a majority of the voting power of our stockholders. As a result, we will no longer be a “controlled company”. See the section titled “Prospectus Summary — Controlled Company.”

	Per Share	Total(4)
Initial public offering price(1)	$
Underwriting discounts(2)
Proceeds to our Company, before expenses(3)	$

(1)	Initial public offering price is assumed as [●] per share, which is the midpoint of the range set forth on the cover page [●] this prospectus.
(2)	Represents underwriting discounts equal to seven percent (7%) (or $[•] per share) of gross proceeds of this offering. Does not include a non-accountable expense allowance equivalent to one percent (1%) of the gross proceeds received by the Company from the sales of Ordinary Shares in this offering payable to the underwriters. We have agreed to grant to the underwriters a 45-day option to purchase up to 15% of the aggregate number of Ordinary Shares sold in the offering. See “Underwriting” beginning on page 116 of this prospectus for more information regarding our arrangements with the underwriters.
(3)	We expect our total cash expenses for this offering (including cash expenses payable to the underwriters for its out-of-pocket expenses) to be approximately $[●], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce the proceeds available to us before expenses. See “Underwriting.”
(4)	Assumes that the underwriters do not exercise any portion of their over-allotment option.

In addition to the underwriting discounts listed above, upon closing of this offering, we have agreed to issue to Revere Securities LLC, acting as representative of the underwriters, or its designees, up to [●] warrants equal to five percent (5%) of the total numbers of Ordinary Shares issued in the offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option) (the “Warrants”), exercisable at any time and from time to time, in whole or in part, during the two and a half-year period commencing six months immediately following the date of commencement of sales of the securities issued in this offering, at a per share price equal to 120% of the initial public offering price. The registration statement of which this prospectus forms a part also covers the Warrants and the Ordinary Shares issuable upon the exercise thereof.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares if any such shares are taken.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about [ ], 2024.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lead Book Runner

Revere Securities

Prospectus dated [●], 2024

You should rely on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

Neither we nor the underwriters have taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until [●], 2024 (the [●] day after the date of this prospectus), all dealers that buy, sell or trade Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Conventions that Apply to this Prospectus

Unless we indicate otherwise, references in this prospectus to:

●	“CAC” are to the Cyberspace Administration of China;

●	“Cayman Islands” means the Cayman Islands;

●	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau, for the purposes of this prospectus only;

●	“CSRC” are to the China Securities Regulatory Commission;

●	“CNY” are to Chinese yuan renminbi;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“operating entities” are to the three subsidiaries that conduct our operations in China, consisting of Hangzhou Xinzi Photoelectric Technology Co., Ltd, Hangzhou Yiyang Photovoltaic Technology Co., Ltd and Suqian Taijing New Material Technology Co., Ltd;

●	“Ordinary Shares” are to the Ordinary Shares of the Company, par value $0.0001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “the Company,” “us,” “our company,” “our” are to Xinzi, a Cayman Islands holding company, unless the context suggests otherwise, and also includes its subsidiaries when describing the consolidated financial information.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this prospectus contains translations of some RMB and CNY amounts into U.S. dollars, at specified rates. Except as otherwise stated in this prospectus, all translations from RMB and CNY to U.S. dollars are made at RMB7.25345 to US$1.00 and CNY7.25345 to US$1.00 as of June 30, 2024. No representation is made that the RMB and CNY amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rate. We have made rounding adjustments to reach some of the figures included in this prospectus. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “US GAAP”).

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Beijing Boyan Zhishang Information Consulting Co., LTD, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

There are operational and legal risks associated with being based in and having operations in China/PRC. There are also operational and legal risks associated with having to our subsidiary and holding company Xinzi Hong Kong incorporated in Hong Kong, a Special Administrative Region of the PRC which operates under a different set of laws from those of Mainland China.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are an exempted holding company with limited liability incorporated in the Cayman Islands. We have no material operations of our own and conduct substantially all of our operations through our PRC operating entities, mainly Hangzhou Xinzi, which is supported by Hangzhou Yiyang and Suqian Taijing. Investors in our Ordinary Shares are purchasing equity interests in the Cayman Islands holding company, and not in the PRC operating entities. We directly and indirectly hold equity interests in the PRC operating entities and do not use a VIE structure. Through the PRC operating entities, we engage in the development, production, and sales of transparent photovoltaic component encapsulation films, including transparent EVA films, white EVA films, POE and EPE co-extruded films, leveraging our advanced technology and efficient manufacturing process.

Our revenue is primarily generated from the PRC operating entity Hangzhou Xinzi. Our revenue and net income have remained largely stable over the years. In the fiscal years ended December 31, 2023, and 2022, our revenue was US$32,853,544 and US$38,372,902 respectively. For the same fiscal years, our net income was US$458,573 and US$1,853,737 respectively.

Our corporate headquarters are located in Hangzhou, China.

We aim to become a leading provider of specialized solar photovoltaic (PV) module encapsulation films (“PV films”), recognized for our innovative products and sustainable practices in the renewable energy sector.

Our Business

Hangzhou Xinzi focuses on the research and development, production and sales of transparent solar photovoltaic (PV) module encapsulation films. Solar photovoltaic (PV) module encapsulation film is an adhesive film that is placed between the glass of the solar panel module and the solar cell or the back sheet and the solar cell to encapsulate and protect the solar cell and is one of the key materials of the solar panel module. PV encapsulant films are crucial in the protection and long-term functionality of solar collection cells in PV modules. Weather, moisture incursion/corrosion and long-term UV exposure negatively impact PV modules.

Transparent photovoltaic film refers to a transparent film that can convert sunlight into electricity without affecting the transparency and optical properties. It is usually used in construction, automotive, electronic display and other fields. At present, transparent photovoltaic film mainly includes organic film, inorganic transparent conductive film and diamond film. This industry is regarded as one of the new hot fields in the future energy industry.

Hangzhou Xinzi’s main products are transparent EVA film (Polyethylene vinyl acetate films), white EVA films, POE (Polyolefin Elastomer) and EPE (Expandable Polyethylene) co-extruded films.

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Transparent EVA Film

EVA stands for Ethylene Vinyl Acetate, which is a kind of soft, flexible material. Transparent EVA film is a clear layer that goes on top of solar panels to protect them from elements such as sunlight, which can wear down the panel over time. It helps the panel remain effective by allowing more electricity to be produced.

White EVA Film

White EVA film is similar to transparent EVA film but has a white color. It is placed on the back of the solar panel to reflect light back into the solar cells, which helps the panel generate more electricity. The white color also helps the film resist the harmful effects of the sun’s UV rays.

POE Film

POE means Polyolefin Elastomer, which is a type of durable and flexible material. This film is used with a certain high-performance solar cell called passivated emitter and rear contact “PERC” to give the panel extra protection. This allows the solar panel to last longer and work more efficiently.

EPE Co-Extruded Films

This is a composite encapsulation film that is formed by blending POE and EPE in multiple layers using a process called co-extrusion. This creates a film that has the benefits of both materials – durability, flexibility, and added insulation.

Hangzhou Xinzi seeks to actively respond to the national strategic deployment of “carbon peaking and carbon neutrality” and is committed to the development of new green energy.

Competitive Advantages

We believe Hangzhou Xinzi’s principal competitive strengths are as follows:

●	New energy industry alignment with national strategy: The solar power generation sector, particularly photovoltaic technology, is positioned for significant growth opportunities due to China’s goal of achieving carbon neutrality by 2060, leading to strong market potential. We believe Hangzhou Xinzi is well positioned to capitalize on this potential.

●	Hangzhou Xinzi’s focus on packaging films: Hangzhou Xinzi has dedicated resources to developing and researching packaging films since 2010, accumulating expertise in solar cell packaging materials and gaining an advantage in the photovoltaic industry.

●	Competitive advantage through research and development: Hangzhou Xinzi invests in self-training, skilled personnel, and product R&D, maintaining its status as a national high-tech enterprise and obtaining certifications. It holds numerous patents and offers a diverse range of products, including high-transmittance packaging film, functional film, and more.

●	Product advantages and market presence: Hangzhou Xinzi excels in customized products, market segment technology, and product cost control. Hangzhou Xinzi exports products globally and holds influential positions in industry associations. Participation in standard development resulted in a 30% increase in product sales. As an example, The Zhejiang Solar Photovoltaic Industry Association appointed Hangzhou Xinzi as the vice president of the Zhejiang Solar Photovoltaic Industry.

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Our Growth Strategies

The key elements of Hangzhou Xinzi’s strategy to grow the business include:

●	Adjusted customers: Hangzhou Xinzi recently shifted its focus to top domestic second-line photovoltaic module customers with its own brand components and has expanded to first-line customers. This cuts down the competition with leading film enterprises for their targeted customers.

●	Personalized product customization service: Hangzhou Xinzi offers tailored services to meet specific customer requirements which allows for reduced credit periods and maintaining low accounts receivable with a control rate below the industry average.

●	Improved production process: Through customer feedback and engagement, Hangzhou Xinzi optimizes production processes, such as component lamination. This reduces defective product rates and minimizes production inefficiencies.

●	Expanded customer base: While maintaining satisfaction with existing customers, Hangzhou Xinzi actively participates in exhibitions and meetings to continue to expand its customer base and increase market share.

●	Steady cultivation of key customers: Hangzhou Xinzi forms partnerships with benchmark enterprises (those enterprises that do not possess a complete industrial chain but have distinctive characteristics in a particular product domain) among second-tier component companies, resulting in revenue growth and reduced sales expenses.

●	Steadily expand production capacity: Hangzhou Xinzi invests in equipment upgrades to help increase production scale and meet future sales targets.

●	Actively explore marketing and sales opportunities in overseas (non-PRC) markets: Hangzhou Xinzi aims to export up to $2 million of its products in 2024, focusing on the Vietnamese market. Currently, Hangzhou Xinzi has entered into a cooperation agreement with Vietnam Green Energy Commercial Services Co., Ltd. for its EVA Film.

●	Actively set up production bases in photovoltaic cluster areas: Hangzhou Xinzi has begun establishing a production base in the Suqian Development Zone, aiming to enter first-line photovoltaic enterprises and leverage government support.

●	Actively pursue equity financing: The Company seeks cooperation with large enterprises in the domestic capital market, exploring merger and acquisition opportunities with interested listed companies

●	Five-year business plan: The Company has formulated a five-year development plan with the goal of progressively growing our market presence through Hangzhou Xinzi.

●	Expanded production capacity: Hangzhou Xinzi’s current maximum production capacity accounts for 2-3% of the market share at 3 gigawatts (“GW”), (GW is the unit of installed capacity, representing gigawatts, and is used to measure the power generation capacity of large-scale power generation systems), mainly due to cash flow limitations. We believe Hangzhou Xinzi’s potential maximum production capacity is 15GW once we are able purchase additional equipment, continue to reduce quality loss and continue to improve internal processes. We intend to purchase more raw materials with the funds from this offering, aiming to achieve a market share of up to 10-15%.

At present, Hangzhou Xinzi lacks funds to purchase sufficient raw materials and additional equipment. With the proceeds of this offering we intend to purchase mixers, extruders, molds, casting machines, cooling stretching machines, and slitting and rewinding machines. The production lines for this additional equipment have already been installed, but the auxiliary equipment (including mixers, chillers, and molds) has cannot be integrated until we have more equipment. This integration is expected to be completed gradually over the next 5 years. This equipment helps ensure the normal operation of the production line and increase output.

These measures will help Hangzhou Xinzi to expand the factory space to increase storage for raw materials and finished products, improve overall production capacity.

Hangzhou Xinzi will also use the proceeds from this offering to increase digitalization, which will allow for higher production capacity and increased quality control. Hangzhou Xinzi believes digitalization will generate standardization of the production process. Establishing a more standardized production process will help ensure smooth production processes and reduce production costs. Stable parameters during the production process will improve product quality.

A move in this direction will also optimize supply chain management in that it will strengthen communication with suppliers and achieve a timely supply of raw materials, thus reducing inventory costs. Additionally, increased digitalization should improve equipment utilization and enhance equipment maintenance and repairs to ensure efficient operations and improve production efficiency.

Hangzhou Xinzi aims to upgrade their technology capabilities, allowing them to expand research and development, which in turn, allows for increased likelihood for cooperative relationships with higher research institutions and additional projects such as: (i) suitable for calcium carbide battery cell encapsulation film series products, with P0E series products as the main research and development direction, and (ii) heterojunction battery encapsulation film series products, with PVB product direction as the main direction. Hangzhou Xinzi believes this will increase revenue streams and profit margins.

The Hangzhou Xinzi aims to achieve its target production capacity of 15GW in the next five to eight years and continuously improve product quality and production efficiency.

Our Challenges

We face challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed under the caption “Risk Factors” and elsewhere in this prospectus before investing in our common stock.

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Technological Advancements and Innovation Pressure

The solar industry is highly dynamic, with continuous advancements in technology leading to increased efficiency and lower costs of solar modules. Hangzhou Xinzi faces the challenge of continuously innovating and improving the quality and performance of our PV films to meet the evolving demands of photovoltaic module manufacturers. Staying ahead in terms of technology is crucial for maintaining competitiveness.

Fluctuating Raw Material Costs

The production of EVA film relies on specific raw materials whose prices can fluctuate significantly due to various factors such as global market conditions, political instability, and changes in environmental regulations. These fluctuations can impact production costs and profit margins.

Intense Competition

The solar industry is characterized by intense competition, not just locally but globally. With many players in the solar PV module encapsulation film market, maintaining a competitive edge in terms of pricing, quality, and service is a constant challenge. This is especially true as companies in countries with lower manufacturing costs can offer similar products at competitive prices.

Environmental and Regulatory Challenges

As part of the renewable energy sector, solar industry companies are subject to strict environmental and safety regulations, which can vary significantly from one region to another. Complying with these regulations, particularly in a scenario where they become stricter over time, can lead to increased operational costs.

Market Demand Fluctuations

Demand for solar energy products can be influenced by various factors, including government policies, incentives for renewable energy, and global economic conditions. Changes in these areas can lead to fluctuations in demand for Hangzhou Xinzi’s PV Films. Preparing for and adapting to these fluctuations is a significant challenge.

Dependency on Key Customers

Hangzhou Xinzi has a high concentration of sales from a limited number of key customers, which can pose a risk. While this strategy has benefits in terms of reduced sales expenses and logistics costs, any shift in the business from these key customers could significantly impact our revenue. Hangzhou Xinzi does not have contracts with its customers and instead utilizes purchase orders.

Approximately fifty-five percent (55%) thirty percent (30%) of Hangzhou Xinzi’s sales for 2023 and 2022 is attributed to one customer. Hangzhou Xinzi has a purchase order with the customer. The purchase order is for EVA File and EPE Co-Extruded Film. Hangzhou Xinzi must deliver the films within seven (7) working days of the execution of the purchase order in accordance with quality and quantity standard of national certified qualified products. The cost of shipping shall be borne by Hangzhou Xinzi.

If the delivery is late, there is a penalty of one percent (1%) of the total cost of the purchase order. The customer must make payment within thirty (30) days of receiving the films. In the case of any disputes, each of Hangzhou Xinzi and the customer agree to resolve the dispute through friendly consultation, and if said consultation fails, a claim may be brought in the people’s court in the place where the customer is located.

Emerging Market Company

We are an emerging market company and our Ordinary Shares may be prohibited to trade on a national exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act (the “HFCA” Act), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) determines that it cannot inspect or fully investigate our auditors for two consecutive years, beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time). As a result, an exchange may determine to delist our securities. Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB recently. For example, on December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. As of the date of the prospectus, our auditor, WWC, P.C., which is headquartered in the United States, has been inspected by the PCAOB on a regular basis, with the last inspection in 2023, and is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed the Statement of Protocol (the “SOP”) Agreements with the CSRC and the Ministry of Finance of the PRC (the “MOF”). The SOP, together with two protocol agreements (collectively, the “SOP Agreements”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the SOP disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing to pursue ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed. Even though the PCAOB’s December 15, 2022, determination significantly reduces the risk of an involuntary delisting under the HFCA Act, it does not eliminate other requirements for companies with PRC operating entities’ operations in China like us under both the HFCA Act and SEC guidance. A termination in the trading of our securities due to an involuntary delisting or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities, should we face heightened operational and legal risks in relation to HFCA compliance.

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Our Corporate History and Structure

Xinzi is a holding company incorporated on July 12, 2022, under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Xinzi Hong Kong Holding Limited, which was incorporated in Hong Kong on September 8, 2022 (“Xinzi Hong Kong”). Xinzi Hong Kong is also a holding company that holds all of the equity interest of Zhejiang Tongjie New Energy Technology Co., LTD, a wholly foreign owned enterprise incorporated in the PRC on September 26, 2023 (“Zhejiang Tongjie”).

Hangzhou Xinzi Photoelectric Technology Co., Ltd., is a wholly owned subsidiary of Zhejiang Tongjie incorporated in the People’s Republic of China on December 2, 2016 (“Hangzhou Xinzi”). Upon its incorporation, Zhejiang Tongjie became the sole shareholder and parent company of Hangzhou Xinzi. We conduct all of our operations through Hangzhou Xinzi. Hangzhou Xinzi is supported by its directly and indirectly wholly own subsidiaries, Hangzhou Yiyang Photovoltaic Technology Co. LTD, which was incorporated in the PRC June 23, 2017, and Suqian Taijing New Material Technology Co., Ltd, incorporated in the PRC on April 28, 2023.

Xu Jun
Lin Jianguo
Qiu Jun
Wang Lizhang
Chen Heping
Feng Hanqi
Yue Dongping
Zhang Wenjun
Yin Zhen
Li Tao
Chen Lixiong
Meng Yanling
Ma Jianlin
1439010.00
100%
770906.25
75%
256968.75
25%
363864
40%
409347
45%
90966
10%
45483
5%
416280.00
100%
462540.00
100%
2043823.053
99.67%
6766.947
0.33%
8015655.00
100%
678390.00
100%
Xinzi 1 Limited
Xinzi 2 Limited
Xinzi 3 Limited
Xinzi 4 Limited
Xinzi 5 Limited
Xinzi 6 Limited
Xinzi 7 Limited
Xinzi 8 Limited
1439010.00
9.5934%
1027875.00
6.8525%
909660.00
6.0644%
416280.00
2.7752%
462540.00
3.0836%
2050590.00
13.6706%
8015655.00
53.4377%
678390.00
4.5226%
100%
Xinzi (Cayman)
100%
Xinzi Hong Kong Holding Limited (Hong Kong)
100%
Zhejiang Tongjie New Energy Technology Co.,LTD
100%
Hangzhou Xinzi Photoelectric Technology Co.,LTD
100%
55%
Hangzhou Yiyang Photovoltaic Technology Co.,LTD
Suqian Taijing New Material Technology Co.,LTD
90%
Yangzhou Taixinni Material Co.,LTD

Controlled Company

We are currently a “controlled company” under the corporate governance rules of the Nasdaq Capital Market. Yanling Meng, an individual, holds approximately 53.43% of our Ordinary Shares, directly and through their entity Xinzi 7 Limited. However, we do not intend to rely upon the “controlled company” exemptions. Upon completion of this offering Yanling Meng, through their entity Xinzi 7 Limited will hold [   ]% of our Ordinary Shares, which will not constitute a majority of the voting power of our stockholders. As a result, we will no longer be a “controlled company”.

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Summary of Risk Factors

Our business is subject to multiple risks and uncertainties, as more thoroughly described in “Risk Factors” starting on page 16 of this prospectus and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Our Business and Industry:

●	The COVID-19 pandemic has disrupted the operating entities’ business and will adversely affect our results of operations and various other factors beyond our control could adversely affect our financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — The COVID-19 pandemic has disrupted the operating entities’ business and will adversely affect our results of operations and various other factors beyond our control could adversely affect our financial condition and results of operations” on page 19.

Risks Related to Doing Business in the PRC:

●	The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless” on page 25.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us. See “Risk Factors — Risks Related to Doing Business in the PRC — uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us” on page 25.

●	The approval and/or other requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities is required in connection with this offering under PRC rules, regulations or policies, and we cannot predict whether or how soon we will be able to obtain such approval. See “Risk Factors — Risks Related to Doing Business in the PRC — The approval and/or other requirements of the CSRC or other PRC government authorities required in connection with this offering under PRC rules, regulations or policies, and we cannot predict whether or how soon we will be able to obtain such approval” on page 26.

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●	Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering. See “Risk Factors — Risks Related to Doing Business in the PRC — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” on page 27.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject the operating entities to liability or penalties, limit our ability to inject capital into the operating entities, limit the operating entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject the operating entities to liability or penalties, limit our ability to inject capital into the operating entities, limit the operating entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us” on page 28.

●	PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 28.

●	Cash transfers from the PRC operating entities to the Cayman Islands holding company are subject to the current PRC regulations, which permit the PRC operating entities to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. We may rely on dividends and other distributions of equity paid by the operating entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets” on page 29.

●	Cash transfers from the Cayman Islands holding company to the PRC operating entities are subject to the applicable PRC laws and regulations on loans and direct investment. PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business” on page 29.

●	Cash transfers from the Cayman Islands holding company to the investors are subject to the restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion. See “Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.” on page 30.

●	Substantial amount of our assets is located in China and most of our senior executive officers and directors reside within China for a significant portion of the time. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws. See “Risk Factors — Risks Related to Doing Business in the PRC — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.” on page 34.

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Risks Related to Our Ordinary Shares and This Offering:

●	There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all (see Risk Factors starting on page 16 of this prospectus);

●	You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares you purchased (see page 38 of this prospectus);

●	If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected (see page 39 of this prospectus);

●	We will incur substantial increased costs as a result of being a public company (see page 40 of this prospectus);

●	We do not intend to pay dividends for the foreseeable future (see page 43 of this prospectus);

●	Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline (see page 40 of this prospectus);

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline (see page 36 of this prospectus);

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price (see page 44 of this prospectus);

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer (see page 44 of this prospectus);

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were a U.S. issuer (see page 42 of this prospectus);

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●	If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 37 of this prospectus);

●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares (see page 17 of this prospectus);

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 43 of this prospectus); and

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences (see page 41 of this prospectus).

Permissions on Approval Required from the PRC Authorities for our Operations and Offering

As of the date of this prospectus, our PRC subsidiaries have obtained all necessary licenses, permissions, or approvals that are required for conducting our operations in China. However, the operating entity’s operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to the business of the subsidiaries and the operating entity or our industry, or by intervention or interruption by PRC governmental authorities, if we or the operating entity (1) do not renew or maintain such approvals, licenses, or permits, (2) inadvertently conclude that such approvals, licenses, or permits are not required, (3) applicable laws, regulations, or interpretations change and the operating entity is required to obtain additional approvals, licenses, or permits in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC issued the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website. Pursuant to the Trial Measures and the Guidance Rules and Notice, beginning March 31, 2023, PRC domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchanges shall complete filings with the CSRC prior to their overseas offerings and listings. “Regulations—Regulations Relating to M&A and Overseas Listing.”

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According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC. Based on the foregoing, as the effectiveness of our registration statement on Form F-1 was not declared on or before March 31, 2023, we are advised by our PRC counsel, Beijing Guantao Law Firm, that we are required to comply with the filing requirements under the Trial Measures in connection with this offering. However, since the Trial Measures and the CSRC Notice were recently published, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our PRC subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. We may not be able to complete the filing procedures, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all, and may even face adverse actions or sanctions by the CSRC or other PRC regulatory agencies as a result. As advised by our PRC counsel, Beijing Guantao Law Firm, such PRC competent regulatory agencies may impose penalties, including forced rectification, warnings, and fines ranging from RMB1,000,000 (approximately $138,175 USD) to RMB10,000,000 (approximately $1,410,673 USD), against us, which could negatively harm our reputation and materially hinder our ability to raise funds overseas. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or our PRC subsidiaries or otherwise tighten the regulations on overseas listings of PRC domestic companies.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and became effective on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

According to the Trial Measures and the revised Provisions, we are required to comply with the filing requirements under the Trial Measures in connection with this offering and any future securities offerings and listings outside of mainland China by our Company, including, but not limited to, follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

We intend to file with the CSRC within three business days after the initial filing of this offering. As the Trial Measures have just recently been released, uncertainties remain as to proper practices and interpretations and implementations with respect thereto which may subject us to additional procedural requirements in this offering and future financial activities, and we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Ordinary Shares. See “Regulations— Regulations Relating to M&A and Overseas Listing” and “Risk Factors—Risks Relating to Doing Business in the PRC—The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently required to obtain approval from Chinese authorities to list on U.S exchanges and if our PRC subsidiaries or the holding company were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange and the value of our Ordinary Shares may significantly decline or become worthless, which would materially affect the interest of the investors.”

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The Cybersecurity Review Measures, which became effective on February 15, 2022, provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. As of the date of this prospectus, neither we nor any of our PRC subsidiaries have received any notice from any authorities identifying any of our PRC subsidiaries as a CIIO or requiring any of our PRC subsidiaries to go through a cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Beijing Guantao Law Firm, neither we nor any of our PRC subsidiaries are subject to cybersecurity review by the CAC, because neither we nor any of our PRC subsidiaries (i) actually purchase any internet products or services and our products and services; (ii) conduct our business based on the encrypted data provided by our institutional clients, which we do not own or have any access to; (iii) utilize data processed in our business that has a bearing on national security; and (iv) we are not an online platform operator. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Risk Factors-Risks Relating to Doing Business in the PRC-We are subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.”

The main legislation in Hong Kong concerning data security is the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. As of the date of this prospectus, we confirm that we and our Hong Kong subsidiary, Xinzi Hong Kong, has complied with the laws and requirements in respect of data security in Hong Kong. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or our Hong Kong subsidiary to consequences, including government enforcement actions and investigations, fines, penalties, and suspension or disruption of our Hong Kong subsidiary’s operations. In addition, the Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this prospectus, we and our Hong Kong subsidiary have complied with all three areas of anti-competition laws and requirements in Hong Kong. After careful assessment, our management believes that neither the data security nor antimonopoly laws and regulations in Hong Kong restrict our ability to accept foreign investment or impose limitations on our ability to list on any U.S. stock exchange under Hong Kong laws and regulations. See “Risk Factors-Risks Relating to Doing Business in the PRC-One of our subsidiaries is subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly conduct, which could subject it to government enforcement actions and investigations, fines, penalties, and suspension or disruption of its operations.”

To operate business activities in Hong Kong, every company must register its business with the Business Registration Office of the Inland Revenue Department in Hong Kong and make an application for business registration within one month of the commencement of business. Any person who fails to comply is subject to a maximum fine of HK$5,000 and one year of imprisonment. As of the date of this prospectus, our Hong Kong subsidiary is a holding company and has no operations or business of its own. As such, our Hong Kong subsidiary is not required to obtain any permissions or approval from Hong Kong authorities.

Our PRC operating entities made full contributions to the social insurance plans as required under the relevant laws and regulations for the fiscal years ended December 31, 2023, and 2022. They made full social insurance and housing fund contributions for all employees for the fiscal years ended December 31, 2023, and 2022.

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Dividend Distributions, Cash Transfer, and Tax Consequences

As of the date of this prospectus, our Cayman Islands holding company has not declared or paid dividends, made distributions, or transferred assets to its subsidiaries or to investors in the past, nor have any dividends, distributions or asset transfers been made by any subsidiary to the Cayman Islands holding company. However, one of our PRC subsidiaries, Hangzhou Xinzi distributed dividends to its parent company Zhejiang Tongjie in March of 2022 and March of 2023 in the amounts of 17.1073 million CNY (approximately $2,376,570.57 USD) and 1.890 million (approximately $261,577.13 USD) respectively. According to Article 26 of the Enterprise Income Tax Law of the People’s Republic of China (as amended in 2018), dividends, bonus issues or other returns on equity investment between qualified resident enterprises are tax-exempt income for enterprises. For this reason, Hangzhou Xinzi is not subject to corporate income tax on the above distribution.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. See “Risk Factors — Risks related to Our Ordinary Shares and This Offering — We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our Ordinary Shares for return on your investment” beginning on page 37 of this prospectus. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and the PRC operating entities. If needed, our Cayman Islands holding company can transfer cash to the PRC operating entities through loans and/or capital contributions, and the PRC operating entities can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. There are limitations on the ability to transfer cash between the Cayman Islands holding company, the PRC operating entities or investors. Cash transfers from the Cayman Islands holding company to the PRC operating entities are subject to the applicable PRC laws and regulations on loans and direct investment. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business” beginning on page 29 of this prospectus. If any of the operating entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Cash transfers from the PRC operating entities to the Cayman Islands holding company are subject to the current PRC regulations, which permit the PRC operating entities to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. See “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets” beginning on page 29 of this prospectus. Cash transfers from the Cayman Islands holding company to the investors is subject to the restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion. See “Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment” beginning on page 30 of this prospectus. Additionally, to the extent cash or assets in the business is in China or a Chinese operating entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the operating entities by the PRC government to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the operating entities by the PRC government to transfer cash or assets” beginning on page 29 of this prospectus.

As of the date of this prospectus, we have not maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

Corporate Information

Our principal executive offices are located at No. 128 Qingxian Road, Linglong Street, Lin ‘an District, Hangzhou City, Zhejiang Province, and our telephone number is +86-571-61063610. Our website is https://en.hzxz88.cn/home.html. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is The Crone Law Group P.C., 420 Lexington Ave, Suite 244, New York, NY 10170. Their telephone number is 646-861-7891.

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Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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The Offering

Offering Price	We currently estimate that the initial public offering price will be between [●] and [●] per ordinary share.

Ordinary Shares offered by us	[●] Ordinary Shares

Ordinary Shares outstanding prior to the completion of this offering	15,000,000 Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares

Use of Proceeds	We anticipate using the net proceeds of this offering primarily for the purposes of expanding the market share and improving our financial performance. See “Use of Proceeds” for more information.

Lock-up	We have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period ending three months after the commencement of sales of the offering. Furthermore, each of our directors, executive officers and shareholders of 5% or more of our Ordinary Shares has also entered into a similar lock-up agreement for a period of six months from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares and similar securities.

Representative’s Warrants	Upon closing of this offering, we have agreed to issue to Revere Securities LLC, acting as representative of the underwriters, or its designees, the Warrants equal to five percent (5%) of the total numbers of Ordinary Shares issued in the offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option), exercisable at any time and from time to time, in whole or in part, during the two and a half-year period commencing six months immediately following the date of commencement of sales of the securities issued in this offering, at a per share price of $[●], equal to 120% of the initial public offering price (based on an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Please see “Underwriting — Representative’s Warrants” for a description of these warrants.

Listing	We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “[●].” This offering is contingent on the listing of our Ordinary Shares on the Nasdaq Capital Market. At this time, the Nasdaq Capital Market has not yet approved our application to list our Ordinary Shares. There is no assurance that such application will be approved, and if our application is not approved by the Nasdaq Capital Market, this offering may not be completed.

Payment and settlement	The underwriters expect to deliver Ordinary Shares against payment on [●], 2024, through the facilities of [●]

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our Ordinary Shares.

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RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

We are providing the following summary of the risk factors contained in this prospectus to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors contained in this prospectus in their entirety for additional information regarding the risks that could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to Our Business and Industry

●	The COVID-19 pandemic has disrupted the operating entities’ business and will adversely affect our results of operations and various other factors beyond our control could adversely affect our financial condition and results of operations.

●	If the operating entities’ intellectual property rights are infringed on by third-parties or if the operating entities are alleged or found to have infringed on the intellectual property rights of others, it may adversely affect the business of the operating entities.

●	The operating entities’ business depends on the continued success of their brand, and if they fail to maintain and enhance the recognition of their brand, they may face difficulty expanding their business.

●	Incidents or adverse publicity concerning the solar industry in general that could harm the brand, reputation or profitability of the operating entities.

●	Adverse litigation judgments or settlements resulting from legal proceedings could reduce the profits or negatively affect the business operations of the operating entities.

●	The insurance coverage maintained by the operating entities may not be adequate to cover all possible losses and the insurance costs may increase.

●	Interruptions or failures that impair access to information technology systems could adversely affect the business of the operating entities.

●	Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

Risks Related to Doing business in the PRC

●	Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on the operating entities’ business.

●	The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to the operating entities’ business and our shareholders.

●	The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

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●	The approval and/or other requirements of the CSRC or other PRC government authorities are required in connection with this offering under PRC rules, regulations or policies, and we cannot predict whether or how soon we will be able to obtain such approval.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject the operating entities to liability or penalties, limit our ability to inject capital into the operating entities, limit the operating entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	We may rely on dividends and other distributions of equity paid by the operating entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets.

●	PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

●	Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.

●	Fluctuations in exchange rates could result in foreign currency exchange losses.

●	The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	Our business may be materially and adversely affected if any of the operating entities declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

●	If the operating entities are not in compliance with the relevant PRC tax laws and regulations, our financial condition and results of operations may be negatively affected.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operations and reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

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Risks Related to Our Ordinary Shares and This Offering

●	Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

●	There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

●	Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

●	Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

●	We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our Ordinary Shares for return on your investment.

●	We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences.

●	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	The price of our Ordinary Shares could be subject to rapid and substantial volatility.

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The following risk factors should be read carefully in connection with evaluating us and this prospectus. Certain statements in “Risk Factors” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Related to Our Business and Industry

The COVID-19 pandemic has disrupted the operating entities’ business and will adversely affect our results of operations and various other factors beyond our control could adversely affect our financial condition and results of operations.

In response to the COVID-19 pandemic, quarantines, travel restrictions, social distancing rules, and lockdown measures have been implemented and may be re-implemented pursuant to governmental orders and mandates in China. These actions, in addition to concerns relating to the public health impacts of the virus, may prevent the operating entities from conducting business activities at full capacity and may lead to temporary cessation of certain business activities.

For example, in the fourth quarter of 2021, China experienced severe COVID-19 outbreaks and implemented various COVID-19 restrictions. Since the end of 2022, China has eased the COVID-19 restrictions.

Despite the ongoing economic recovery, the extent and duration of the impacts of the COVID-19 pandemic over the long term and the measures implemented in response to the COVID-19 pandemic remain uncertain. The COVID-19 pandemic could continue to have a significant adverse impact on the operating entities’ business, including: disrupting our supply chain, reducing demand for solar photovoltaic components, and affecting our operational capacity, any of which events could materially and adversely impact our financial condition, and results of operations.

The operating entities may not be able to fund capital investment in future projects and may not achieve the desired outcome of their growth initiatives.

Because a principal competitive factor in our industry is the quality of our products, the operating entities need to make continued capital investments on the addition and the improvements of the existing product lines and facilities. These growth initiatives may require significant commitments of capital investments. The ability to fund capital investments will depend on the ability to generate sufficient cash flow from operations and raise capital from third parties. There is no assurance that the operating entities will be able to generate sufficient cash flow from operations, or that they will be able to obtain sufficient financing on adequate terms, or at all, which could cause the operating entities to delay or abandon certain capital investment projects. Even if the operating entities are able to fund capital investments, there is no assurance that their growth initiatives will enhance guest experiences as planned or increase revenues at the expected rate. If the operating entities are unable to recover the costs associated with their growth initiatives or to realize the intended benefits of their growth initiatives, our financial condition and results of operations may be adversely affected.

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The operating entities may not succeed in their cost-saving strategies.

The operating entities continue to identify and execute on cost-saving opportunities designed to improve operational efficiencies and optimize project management. There is no assurance that the operating entities will be able to achieve or sustain cost savings, realize or sustain operational efficiencies, or achieve other benefits that they may initially expect. Such failures may result in various unnecessary costs, temporary operational inefficiencies, and could negatively impact our financial condition and results of operations.

Financial distress experienced by business partners and other contract counterparties could have an adverse impact on the operating entities.

The operating entities are party to numerous contracts of varying durations. Although the operating entities attempt to assess the creditworthiness of their business partners and other contract counterparties, there is no assurance as to the creditworthiness of any such business partner or contract counterparty. In the future, some of these business partners and contract counterparties may be highly leveraged, may be subject to operating, market and regulatory risks, and may experience severe financial problems that can have a significant impact on their creditworthiness. Any material nonperformance of contractual arrangements by these business partners and contract counterparties or any financially distress experienced by them could adversely impact the operating entities’ business, and, in turn, our results of operations and financial condition.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues during the years ended December 31, 2023, and 2022.

We derived a significant portion of our revenues from a major customer for the years ended December 31, 2023 and 2022. For the years ended December 31, 2023, and 2022, one customer accounted for approximately 55% and 30% of our total revenues, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services from our customers. If any of our customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for our financial communications services may reduce which compels us to lower our prices, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations.

Increased labor costs, inability to retain suitable employees, or unfavorable labor relations may adversely affect the business, financial condition or results of operations.

The operating entities are driven by the mission to provide quality services and valued experiences to their guests. To accomplish this mission, the operating entities devote significant resources to recruiting and training their employees. Their ability to manage and control labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates, unemployment levels, health and other insurance costs, as well as the impact of legislation or regulations governing wage and employee benefits. Any changes in these external factors could significantly increase labor costs, which would reduce the net income and cash flows of the operating entities.

The operating entities aim to motivate and retain qualified employees. If the employees are unsatisfied with what the operating entities offer, such as remuneration packages or working environment, the operating entities may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. In such event, the operating entities may need to expend additional resources to retain or replace suitable employees.

From time to time, the operating entities may be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefit issues. Such actions, if brought against the operating entities and successful in whole or in part, may materially and adversely affect the business of the operating entities, and our financial condition or results of operations.

If the operating entities lose key personnel, their business may be adversely affected.

The operating entities depend on the continued contributions of key employees, including members of senior management teams who have extensive experience in the solar power industry. Our senior management teams have approximately 10 years of management experience on average. Failure to attract, motivate and retain key employees, changes in the senior management teams, or failure to develop and implement a viable succession plan, could adversely affect the business and future success of the operating entities. In addition, if any member of senior management teams or any other key employee joins a competitor or forms a competing company, the operating entities may experience difficulty in managing their business effectively. Any such disruption or difficulty in filling key management roles could have a material adverse impact on the business of the operating entities.

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If the operating entities’ intellectual property rights are infringed on by third-parties or if the operating entities are alleged or found to have infringed on the intellectual property rights of others, it may adversely affect the business of the operating entities.

The operating entities’ intellectual property, including trademarks, domain names, copyright, and other proprietary rights, constitutes significant value to the operating entities’ business. To protect these intellectual property rights, the operating entities primarily rely upon the relevant intellectual property laws of the PRC. However, there is no assurance that this form of protection will be successful in any given case, particularly since the laws of the PRC do not protect proprietary rights as fully as in the United States. The operating entities may be unable to timely and effectively prevent, detect, or address the misappropriation, infringement or violation of their intellectual property rights, which could adversely affect their revenues and business.

The operating entities have not been subject to any adverse claims, proceedings or actions relating to the intellectual property rights of themselves or of any third party in the PRC. There is no assurance that the operating entities do not and will not infringe the intellectual property rights of others. The operating entities may be subject to litigation and other claims in the future, in the ordinary course of their business, based on allegations of infringement or other violations of the intellectual property rights of others. Regardless of their merits, intellectual property claims can divert the management’s efforts and can be time-consuming and expensive to litigate or settle. In addition, to the extent claims against the operating entities are successful, the operating entities may have to pay substantial monetary damages or discontinue, modify, or rename certain products or services that are found to be in violation of another party’s rights. The operating entities may have to seek a license, if available on acceptable terms or at all, to continue offering products and services, which may significantly increase operating expenses.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar power products, and our operating results, financial condition and liquidity.

Demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are affected by the solar market and industry trends.

There are substantial uncertainties in the global credit and lending environment. If the demand for solar power products deteriorates due to these macroeconomic factors or solar market and industry trends, our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs, and the liquidity and financial condition of our customers may be adversely affected. This would delay and lengthen our operating entities’ cash collection cycles and negatively impact our operating results. Additionally, our share price may decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a global economic downturn.

We operate in a highly competitive market and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our competitors include integrated solar power product manufacturers, specialized solar wafer manufacturers, solar wafer manufacturing divisions of large conglomerates, specialized cell and module manufacturers, polysilicon suppliers with ingot and wafer producing capacities, integrated module manufacturers, and end-market system integrators. Many of our competitors have longer operating histories, stronger market positions, larger manufacturing capabilities, greater resources, better brand name recognition and better access to favorably priced silicon raw materials than we do. Some of our competitors have an established track record in solar photovoltaic (PV) module encapsulation film manufacturing and they may have an advantage over us. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to entering into our industry at present consist of access to capital resources, advanced manufacturing technologies, a competitive cost structure, and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business will suffer, and we may lose or be unable to gain market share.

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One of the competitive factors in our industry is conversion efficiency. Conversion efficiency of solar power products is not only determined by the quality of PV module encapsulation films but is also dependent on the solar cell and module production processes and technologies. Therefore, PV module encapsulation film manufacturers usually assume the conversion efficiency based on the conversion efficiency of solar cells and modules manufactured by their customers, and there is a lack of publicly available information on the conversion efficiency of PV module encapsulation films. Accordingly, investors may not be able to obtain a comprehensive view of our competitive position vis-à-vis our competitors.

Our operating entities are exposed to credit risks from their customers.

As our operating entities expand their sales business, they expect to derive more revenues from credit sales, generally with payment schedules due according to negotiated contracts, which may have longer credit periods and more flexible terms. As a result of the disruptions in the financial markets and other macroeconomic challenges which have affected the global economy, customers may experience difficulties in making timely payments. Any inability of customers to pay timely, or at all, may materially and adversely affect our cash flows and operating results.

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar market is characterized by evolving technologies and customer needs. Some of our competitors may devise production technologies that enable them to produce, at a higher yield and lower cost, higher quality products than ours. In addition, some producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. We will need to invest significant financial resources in research and development to maintain our operating entities’ market position, keep pace with technological advances in the solar power industry and effectively compete in the future. The failure to further refine our operating entities’ products and technology, or to develop and introduce new solar power products, could cause current products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. In addition, if our operating entities, or their customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

Problems with product quality or product performance could result in increased costs, damage to our reputation and loss of revenues and market share.

From time to time, our operating entities encounter sales returns due to non-conformity with customers’ specifications and are required to replace their products promptly. While in the past they have had an insignificant return rate, we cannot assure you that in the future their products will not contain defects that are not detected until after they are shipped or installed. Any proven defects could lead to the return or refund of the products and cause additional costs and divert the attention of personnel from operations. Similarly, if our operating entities fail to maintain the consistent quality of their other products via effective quality control, they may deliver products with defects or other quality problems, which may result in increased costs associated with replacements or other remedial measures. Product defects and the possibility of product defects could also cause significant damage to their market reputation and reduce product sales and market share.

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Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

Our operating entities are required to comply with all applicable regulations regarding protection of the environment. They are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If they fail to comply with present or future environmental regulations, they may be required to pay substantial fines, suspend production or cease operations. They use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by them to control the use of, or to restrict adequately the discharge of, hazardous substances could subject them to potentially significant monetary damages and fines or suspensions in business operations.

Our operating entities’ products must comply with the applicable environmental regulations where they are installed, and they may incur expenses to design and manufacture their products so as to comply with such regulations. If compliance is unduly expensive or unduly difficult, we may lose market share, and our financial results may be adversely affected.

Increasing environmental concerns and climate change risks associated with fossil fuel-based power generation have created political momentum to implement strategies aimed at the reduction of emissions of carbon dioxide and certain other gases commonly referred to as “greenhouse gases.” Renewable energy sources such as solar power help address these environmental concerns, and governments around the world have implemented a variety of policy initiatives to accelerate the development and adoption of solar power. While passage of climate change legislation or other regulatory initiatives that regulate or restrict emissions of greenhouse gases may encourage use of solar power and accordingly increase demand for our operating entities products and services, this could cause them to incur additional direct costs in complying with any new environmental regulations during our manufacturing and research and development processes, as well as increased indirect costs resulting from their customers, suppliers or both incurring additional compliance costs that get passed on to us.

The operating entities’ business depends on the continued success of their brand, and if they fail to maintain and enhance the recognition of their brand, they may face difficulty expanding their business.

We believe market awareness of the operating entities’ brand has contributed significantly to the success of their business. Maintaining and enhancing their brand is critical to their efforts to increase their network of partners and guests. The operating entities’ ability to compete effectively depends on the perceived value of their goods and services versus competing alternatives. A failure by their guests to distinguish between the operating entities’ brand and the services provided by their competitors may result in a reduction in sales volume and revenue.

Adverse litigation judgments or settlements resulting from legal proceedings could reduce the profits or negatively affect the business operations of the operating entities.

The operating entities have been subject to various legal proceedings.

In addition, the operating entities were involved in other disputes, such as contract disputes. See “Business — Legal Proceedings.” There may be no or inadequate insurance policies to cover related payment liabilities. However, according to our PRC legal counsel, Beijing Guantao Law Firm these proceedings and outstanding payment liabilities do not materially adversely affect the business of the operating entities, or our financial condition and results of operations.

The operating entities may, in the future, be subject to allegations, claims and legal actions arising in the ordinary course of their business, which may include claims by shareholders and claims by third parties, including guests, suppliers, business partners, or regulators. If any of these proceedings is determined adversely against the operating entities, or results in judgments, fines or settlements involving a payment of a material sum of money, it could materially and adversely affect our business, financial condition, and results of operations. In addition, negative publicity could adversely affect the reputation and brand of the operating entities. Even the successful defense of these proceedings may cause the operating entities to incur substantial legal costs and may divert management’s attention and resources.

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Interruptions or failures that impair access to information technology systems could adversely affect the business of the operating entities.

The operating entities rely on information technology systems to process, transmit, and store information in relation to their operations. For example, the operating entities use proprietary park management software to admit guests to the parks, to activate and reload prepaid cards for access to rides and attractions, and to monitor and conduct daily operations. These information technology systems may be vulnerable to interruption due to a variety of events beyond control, including but not limited to, natural disasters, telecommunications failures, computer viruses, hacking and other security issues. Any material interruptions or failures in these information technology systems could cause disruptions in business operations and may require a significant investment to update, remediate or replace with alternate systems. The costs and potential problems associated with supporting, maintaining, remediating and upgrading the existing information technology systems, or with implementing new systems, may severely disrupt the business operations of the operating entities.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have engaged Beijing Boyan Zhishang Information Consulting Co., LTD, an independent third-party industry consultant to prepare a commissioned industry report that analyzes the Chinese solar industry. Information and data relating to the Chinese solar industry have been derived from Beijing Boyan Zhishang Information Consulting Co., LTD’s industry report. Statistical data included in the report also include projections based on a number of assumptions. The Chinese solar industry may not grow at the rate projected by market data, or at all. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the information contained in Beijing Boyan Zhishang Information Consulting Co., LTD’s industry report, or any third-party publications and reports that Beijing Boyan Zhishang Information Consulting Co., LTD has relied on in preparing its report. Information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, industry publications and reports generally indicate that the information contained therein is believed to be reliable, but there is no assurance as to the accuracy and completeness of such information.

Risks Related to Doing Business in the PRC

Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on the operating entities’ business.

The operating entities’ business, financial condition, results of operations and growth prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most of the developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in social conditions in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the operating entities’ business and operating results, lead to reduction in demand for their services and adversely affect their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on the operating entities. For example, the operating entities’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may, in turn, adversely affect our business and operating results.

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The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to the operating entities’ business and our shareholders.

The PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The operating entities’ ability to operate in China may be harmed by changes in Chinese laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The PRC central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on the operating entities’ part for compliance with such regulations or interpretations. Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require the operating entities to materially change their operating activities or divest themselves of any interests they hold in Chinese assets. The operating entities’ business are subject to various types of government and regulatory interference, such as requiring the operating entities to gain the approval from CSRC before this listing and to conduct a cyber security review. The operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The operating entities’ operations could be adversely affected by existing or future laws and regulations relating to the solar business or industry.

Any of these events could result in a material change in the operations of the operating entities and the value of our Ordinary Shares. The Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China.

The operating entity are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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The approval and/or other requirements of the CSRC or other PRC government authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. There remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, and collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), which stipulate that Chinese-based companies, or the issuer, shall fulfill the filing procedures after the issuer makes an application for initial public offering and listing in an overseas market, and certain overseas offering and listing such as those that constitute a threat to or endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law, may be prohibited under the Draft Rules Regarding Overseas Listing. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

According to our PRC legal counsel, Beijing Guantao Law Firm, as of the date of this prospectus, neither we nor any of the PRC operating entities have been subject to any investigation, or received any notice, warning, or sanction from the CSRC or other applicable government authorities related to this offering. However, we are required to file with the China Securities Regulatory Commission (the “CSRC”) as we did not obtain approval from the SEC and Nasdaq for this offering and listing before March 31, 2023. When we file with the CSRC for this offering and listing, there is no assurance that we can complete such filing in a timely manner or even at all. Any failure by us to comply with such filing requirements may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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In addition, if the PRC government authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, there is no assurance that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.

The PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021.

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulations on data protection and conducted several rounds of relevant inspections. The Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which came into effect on May 1, 2021 (the “Necessary Personal Information Rules”), require that the operators of mobile apps shall not deny the users who do not consent to the collection of unnecessary personal information from using the basic functions and services of such apps. In addition, under the Necessary Personal Information Rules, “necessary personal information” refers to personal information necessary for ensuring the normal operation of an app’s basic functional services. The basic functional services of the operating entities’ apps are providing instant messaging services through texts, pictures, voice, and video, where the necessary personal information includes mobile phone numbers and account numbers of registered users and lists of accounts of instant messaging contact persons.

As advised by our PRC legal counsel, Beijing Guantao Law Firm, either we nor the operating entities are subject to cybersecurity review by the CAC, since neither we nor the operating entities currently have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. As of the date of this prospectus, we have not received any notice from any authorities identifying the operating entities as CIIOs or requiring us or the operating entities to undergo a cybersecurity review or network data security review by the CAC. The operating entities have taken measures to ensure their compliance with related cybersecurity laws.

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There remains uncertainty as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. Furthermore, many specific requirements of the Personal Information Protection Law and other laws related to data securities remain to be clarified by the CAC, other regulatory authorities, and the courts, for practical application. We may be required to adjust our business practices to comply with the personal information protection laws and regulations. There is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed to be applicable to the operations of the operating entities. There is no certainty as to how such review or prescribed actions would impact such operations and we cannot guarantee that any clearance can be obtained, or maintained, if approved, or any actions that may be required can be taken in a timely manner, or at all.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject the operating entities to liability or penalties, limit our ability to inject capital into the operating entities, limit the operating entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by the SAFE in July 2014 that requires PRC residents or entities to register with SAFE or its local branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of the SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger or division. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

We have requested PRC residents holding direct or indirect interest in Company to our knowledge to make the necessary applications, filings and amendments as required by applicable foreign exchange regulations. We are committed to complying with and to ensuring that our shareholders who are subject to the regulations will comply with the relevant SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. There is no assurance that the SAFE or its local branches will release explicit requirements or interpret the relevant PRC Laws otherwise. Failure by any such shareholders to comply with SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant PRC enterprise and may also subject the relevant PRC resident to penalties under the PRC foreign exchange administration regulations. All of the PRC resident shareholders of our Company completed the initial foreign exchange registration on August 1, 2022.

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the National Development and Reform Commission of the PRC, or NDRC and the Ministry of Commerce in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review.

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In the future, we may further grow our business by acquiring businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. Our ability to expand our business or maintain or expand our market share through future acquisitions would be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets.

We are a holding company incorporated in the Cayman Islands and we operate our business principally through the operating entities in the PRC. Therefore, the availability of funds to us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from these operating entities. The operating entities’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit the operating entities to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of the operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If the operating entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of the operating entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Under the Law of the PRC on Enterprise Income Tax and Regulations for the Implementation of the Law on Enterprise Income Tax, dividends, interests, rent or royalties payable by a foreign-invested enterprise to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where our Company is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. Xinzi Hong Kong, which owns the equity of Zhejiang Tongjie, is incorporated in Hong Kong. However, if Xinzi Hong Kong is not considered to be the beneficial owner of dividends paid to it by Zhejiang Tongjie under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If the PRC operating entities declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our Company.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business.

We may transfer funds to the operating entities or finance the operating entities by means of shareholders’ loans or capital contributions after completion of this offering. Any loans to the operating entities, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to the operating entities shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and filed with the Ministry of Commerce (“MOFCOM”) or its local counterparts.

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On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from this offering and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. The operating entities are subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. The operating entities have operations, agreements with third parties, and make sales in China, which may experience corruption. The activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws as of the date of this prospectus, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.

The PRC government imposes controls and restrictions on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our income is received in Renminbi and shortages in the availability of foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy their foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no assurance that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

The proceeds from this offering will be received in U.S. dollars. As a result, any appreciation of the Renminbi against the U.S. dollar may result in the decrease in the value of our proceeds from this offering. Conversely, any depreciation of the Renminbi may adversely affect the value of, and any dividends payable on, our Ordinary Shares in foreign currency. In addition, there are limited instruments available for us to reduce our foreign currency risk exposure at reasonable costs. All of these factors could materially and adversely affect our financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our Ordinary Shares in foreign currency terms.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect the operating entities’ business and results of operations.

The PRC Labor Contract Law became effective on January 1, 2008, and was amended on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed exchange rate that has already been entered into twice consecutively, the resulting contract must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC government authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing provident funds for their employees. In the years of 2020, 2021 and 2022, the operating entities paid their social insurance contributions and housing provident fund contributions in full for all of the employees. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the outstanding social insurance contributions within the deadline and may be liable to a late payment fee which equals to 0.05% of the outstanding amount for each day of delay. The employer also may be liable to a fine from one to three times the amount of the outstanding contributions if it fails to make such payments. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB10,000 (approximately $1,384 USD) or RMB50,000 (approximately $6,920 USD) and an application may be made to a local court for compulsory enforcement. These laws are designed to enhance labor protection tend to increase the operating entities’ labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, the operating entities’ employment practices may not be at all times deemed in compliance with the regulations. As a result, they could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

As of the date of this prospectus, the operating entities have not changed their basis of social insurance contributions and housing provident fund contributions and have not received any notification from the relevant government authorities requiring them to pay shortfalls or the penalties with respect to social insurance and housing provident funds. In addition, the operating entities have not been subject to any administrative penalties, material litigation or legal proceedings, nor have any of them been notified of any material employee complaints nor involved in any material labor disputes with their employees with respect to social insurance and housing provident fund contributions. All the operating entities also have obtained from the relevant Human Resources and Social Security Bureau and Housing Provident Fund Management Center written confirmations that there is no need to pay any additional social insurance premiums and housing provident funds (including late payment fees and other forms of economic penalties). As advised by our PRC legal counsel, Beijing Guantao Law Firm, the risk of being penalized by the relevant authorities is remote. The operating entities expect to make full contributions or pay any shortfall within a prescribed time period if demanded by the relevant government authorities, which event is not expected to have any potential impact on the securities offered.

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The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will apply and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, there could be disruptions to our normal operations. We may have to take corporate or legal action in such an event, which could involve significant time and resources to resolve and divert management from our operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular (“SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. One of the criteria is that a company’s major assets, accounting books and minutes and files of its board and shareholders’ meetings are located or kept in the PRC. In addition, the SAT issued Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) on July 27, 2011, effective from September 1, 2011, providing more guidance on the implementation of the SAT Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to us. If the PRC tax authorities determine that our Company or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then our Company or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

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If the operating entities are not in compliance with the relevant PRC tax laws and regulations, our financial condition and results of operations may be negatively affected.

The operating entities purchased certain fixed assets without obtaining a VAT invoice. If such invoice is not obtained, the depreciation of fixed assets cannot be deducted when calculating the income tax payable. As of the date of this prospectus, no administrative actions, fines or penalties have been imposed on the operating entities by the relevant PRC tax authorities, nor has any order been received by the operating entities to settle the outstanding amount of tax liabilities.

However, the operating entities are subject to periodic examinations on the fulfillment of tax obligations under the PRC tax laws and regulations by PRC tax authorities. If the operating entities fail to fulfill tax obligations for any reasons, they may be subject to fines, other penalties or actions upon examinations by PRC tax authorities. As a result, our business, financial condition and results of operations may be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operations and reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our Ordinary Shares could be rendered worthless.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and we conduct a majority of our operations through our PRC operating entities, mainly Hangzhou Xinzi, which is supported by Hangzhou Yiyang and Suqian Taijing, all of which are outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and reside in China, and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers who reside in China or outside the United States, to bring original actions in China or outside the United States based on the securities laws of the United States against our directors or officers who reside in China or outside the United States, or to enforce judgments obtained in the United States courts against our directors or officers in China or outside the United States.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association (“Amended Articles”), the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Grand Court of the Cayman Islands may not (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive foreign judgment obtained against us will be recognized by the Grand Court as a cause of action for a debt and may be sued upon without reexamination of the issues if: (a) the foreign court had jurisdiction in the matter; (b) we either submitted to the jurisdiction of the foreign court or was resident and carrying on business in the jurisdiction and was duly served with process; (c) the judgment was not obtained by fraud; (d) the judgment was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations imposed on us; (e) recognition or enforcement of the judgment in the Cayman Islands would not be contrary to public policy; and (f) the proceedings under which the judgment was obtained were not contrary to the principles of natural justice. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, any special resolutions passed by shareholders and a list of the names of the current directors) or to obtain copies of lists of shareholders of these companies. Pursuant to the Amended Articles, our directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of us or any of them shall be open to the inspection of our shareholders not being directors, and none of our shareholder (not being a director) shall have any right of inspection of any account or book or document of us except as conferred by law or authorized by the directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer whose securities are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Rules pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We do not intend to rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). We do not intend to rely on home country practice with respect to our corporate governance after we complete this offering.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Risks Related to our Ordinary Shares and This Offering

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Holding Foreign Companies Accountable Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the Holding Foreign Companies Accountable Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB in September 2021, pending the final approval of the SEC to become effective.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

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On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination, as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Lakewood, CO, and has been inspected by the PCAOB on a regular basis. It is not subject to the determinations issued by the PCAOB on December 16, 2021.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter”. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Ordinary Shares. The initial offering price of our Ordinary Shares is the result of negotiations between us and the underwriters, and the initial offering price may differ significantly from the market price for our Ordinary Shares following the offering. There is no assurance that an active trading market for our Ordinary Shares will develop or that the market price for our Ordinary Shares will not decline below the initial public offering price.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase the Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid by our existing shareholders for their Ordinary Shares on a per share basis. As a result, you will experience immediate and substantial dilution of $[●] per share, after giving effect to this offering and an assumed initial public offering price of $[●] per share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus.

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The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	Actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	announcements of new products and services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other companies in our industry;

●	detrimental negative publicity about us, our competitors, or our industry;

●	additions or departures of key personnel;

●	regulatory developments affect us or our industry;

●	general economic or political conditions in China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares. Volatility or a lack of positive performance in the price of our Ordinary Shares may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for the Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Ordinary Shares, the market price for the Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

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Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. All Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares issued and outstanding after this offering will be available for sale, upon the expiration of the lock-up periods after the commencement of sales of the offering, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. Because these shareholders have paid a lower price per ordinary share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Ordinary Shares could decline.

If we cannot continue to satisfy the list requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We plan to apply to have our Ordinary Shares listed on the Nasdaq Capital Market upon consummation of this offering. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange. Following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we are unable to meet the listing requirements of the Nasdaq Capital Market, our Ordinary Shares may not be traded on any market, and the price and liquidity of your Ordinary Shares may decline or become worthless.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund our development and growth. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended December 31, 2021, or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain guidance from the Internal Revenue Service, or IRS, relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years. If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person.

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For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act because we generated less than US$1.235 billion in revenues for our last fiscal year. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal controls over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2023 and 2022, we identified a material weakness and other deficiencies in our internal control over financial reporting as of December 31, 2023. According to the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel to formalize and implement key controls over the financial reporting process to prepare, review and report financial information based on the U.S. GAAP and SEC reporting requirements. The material weakness, if not remediated timely, may lead to material misstatements in the consolidated financial statements in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

We have implemented a number of measures to address the material weakness that was identified. We will hire additional qualified accounting and financial reporting personnel with working experience relating to U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting personnel to address accounting and financial reporting issues. Furthermore, we will adopt formalized procedures and controls regarding the financial reporting process and will establish an ongoing program to provide sufficient and appropriate training for accounting and financial reporting personnel. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they will be fully remediated in a timely manner. Our failure to correct the material weakness identified or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. We will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

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If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the exchange.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

The price of our Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. There can be no assurance that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our current expectations and views of future events, which are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this prospectus relate to, among other things:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with our clients, business partners and third-parties;

●	the trends in, expected growth in and market size of the solar industry in China and globally;

●	our ability to maintain and enhance our market position;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

●	relevant governmental policies and regulations relating to our businesses and industry;

●	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

●	our ability to attract, train and retain executives and other employees;

●	our proposed use of proceeds from this offering;

●	the development of the global financial and capital markets;

●	fluctuations in inflation, interest rates and exchange rates;

●	general business, political, social and economic conditions in China and the overseas markets we have business;

●	the future development of the COVID-19 pandemic and its impact on our business and industry; and

●	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

42

This prospectus contains information derived from government and private publications. These publications include forward-looking statements, which are subject to risks, uncertainties and assumptions. Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications. Statistical data in these publications also include projections based on a number of assumptions. The Chinese solar industry may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of our shares. In addition, the rapidly evolving nature of the solar industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See “Risk Factors — Risks Related to Our Business.” Therefore, you should not place undue reliance on these statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this prospectus are made based on events and information as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may materially differ from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$[●] million, based on the assumed initial public offering price of [●] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page [●] this prospectus, after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US[●] per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately US$[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

We plan to use the net proceeds of this offering as follows:

●	approximately 30% of the net proceeds from this offering for the purchase of raw materials and factory equipment.

●	approximately 20% of the net proceeds from this offering for factor expansion;

●	approximately 10% of the net proceeds from this offering for improving our internal control;

●	approximately 10% of the net proceeds from this offering for increasing our brand recognition through marketing and promotional activities;

●	approximately 10% of the net proceeds from this offering for working capital purposes;

●	approximately 10% of the net proceeds from this offering for increasing employees’ compensation and benefit packages, and investing in job training; and

●	approximately 10% of the net proceeds from this offering for emergency funds to be used when needed.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of this offering. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

43

DIVIDEND POLICY

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if it would result in us being unable to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any plan to declare or pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

We are an exempted company with limited liability incorporated in the Cayman Islands. We rely principally on dividends distributed by our PRC operating entities and payments from the operating entities for our cash requirements, including distribution of dividends to our shareholders. Dividends distributed by our PRC operating entities are subject to PRC taxes.

In addition, PRC regulations may restrict the ability of our PRC operating entities to pay dividends to us and only allow a PRC company to pay dividends out of its accumulated distributable after-tax profits as determined in accordance with its articles of association and the PRC accounting standards and regulations. See “Risk Factors — Risks Related to Doing Business in the PRC.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2023:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of [●] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page [●] this prospectus, after deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus:

	Actual $	As adjusted $
Share capital ([●] Ordinary Shares authorized; [●] Ordinary Shares issued and outstanding, actual; [●] Ordinary Shares issued and outstanding, as adjusted)	$
Additional paid-in capital(1)	$
Retained earnings	$
Accumulated other comprehensive income	$
Total equity	$
Total capitalization	$

(1)	Reflects the sale of Ordinary Shares in this offering at an assumed midpoint initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. Total estimated offering expenses are approximately $[●], approximately $[●] of such total estimated offering expenses was payable by us. We estimate that such net proceeds will be approximately $[●] ($[●] offering proceeds, less underwriting fee of $[●] and offering expenses of approximately $[●]). If the underwriters exercise their over-allotment option in full, we estimate that net proceeds will be approximately $[●] ($[●] offering proceeds, less underwriting fee of $[●] and offering expenses of approximately $[●] payable by us).

44

A $1.00 increase (decrease) in the assumed initial public offering price of [●] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page [●] this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●], assuming the number of Ordinary Shares offered by us, as set forth on the cover page [●] this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of [●], was $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per ordinary share (as adjusted for the offering) from the assumed initial public offering price per Ordinary Share and after deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Ordinary Shares offered in this offering based on the assumed initial public offering price of [●] per Ordinary Share after deduction of the estimated discounts to the underwriters and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [●], would have been $[●], or approximately $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per ordinary share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

Post-Offering
Assumed initial public offering price per Ordinary Share	$
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$
Accumulated other comprehensive income	$
Dilution per Ordinary Share to new investors in this offering	$

The following table summarizes, on a pro forma as adjusted basis as of [●], the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary
	Number	Percent	Amount	Percent	Share
(US$ in thousands, except number of shares and percentages)
Existing shareholders
New investors
Total

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Ordinary Shares and other terms of this offering determined at pricing.

45

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; and (e) the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include: (a) the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and (b) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We conduct a substantial amount of our operations in China, and a substantial amount of our assets are located in China. A majority our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed The Crone Law Group P.C. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Haiwen & Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

46

Our PRC legal counsel, Beijing Guantao Law Firm, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Our PRC legal counsel, Beijing Guantao Law Firm, has advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. The PRC does not have any treaties or other agreements with the United States or the Cayman Islands] that provide for the reciprocal recognition and enforcement of foreign judgments. According to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Ordinary Shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our initial public offering based on a proposed number of [●] Ordinary Shares being offered, assuming no exercise of underwriters’ over-allotment option.

Xu Jun
Lin Jianguo
Qiu Jun
Wang Lizhang
Chen Heping
Feng Hanqi
Yue Dongping
Zhang Wenjun
Yin Zhen
Li Tao
Chen Lixiong
Meng Yanling
Ma Jianlin
1439010.00
100%
770906.25
75%
256968.75
25%
363864
40%
409347
45%
90966
10%
45483
5%
416280.00
100%
462540.00
100%
2043823.053
99.67%
6766.947
0.33%
8015655.00
100%
678390.00
100%
Xinzi 1 Limited
Xinzi 2 Limited
Xinzi 3 Limited
Xinzi 4 Limited
Xinzi 5 Limited
Xinzi 6 Limited
Xinzi 7 Limited
Xinzi 8 Limited
1439010.00
9.5934%
1027875.00
6.8525%
909660.00
6.0644%
416280.00
2.7752%
462540.00
3.0836%
2050590.00
13.6706%
8015655.00
53.4377%
678390.00
4.5226%
100%
Xinzi
（Cayman）
100%
Xinzi Hong Kong Holding Limited
（Hong Kong）
100%
Zhejiang Tongjie New Energy Technology Co.,LTD
100%
Hangzhou Xinzi Photoelectric Technology Co.,LTD
100%
55%
Hangzhou Yiyang Photovoltaic Technology Co.,LTD
Suqian Taijing New Material Technology Co.,LTD
90%
Yangzhou Taixinni Material Co.,LTD

Notes:

Investors are purchasing securities of our holding company, Xinzi, instead of securities of our PRC operating entities. We do not use a VIE structure.

For details of each shareholder’s ownership, refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

47

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We, through our PRC operating entities, mainly Hangzhou Xinzi, which is supported by Hangzhou Yiyang and Suqian Taijing, focus on the research and development, production and sales of transparent solar photovoltaic (PV) module encapsulation films (“PV Film”). The Company actively responds to the national strategic deployment of “carbon peaking and carbon neutrality” and is committed to the development of new green energy.

Key Factors that Affect Operating Results

We believe our results of operations are affected by general factors impacting the Chinese economy, such as the economic conditions in China and the impact of COVID-19 pandemic, and specific factors impacting the Chinese solar industry and our business, such as uncertainties related to leased properties, capital investment requirements in our facilities, safety and maintenance of our facilities, and weather conditions.

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Economic Conditions in China

Although the Chinese economy has grown in recent years, its growth rate has declined and may continue to decline. According to the National Bureau of Statistics of China, the annual economic growth rate in China was 7.6% in 2014, 7.0% in 2015, 6.8% in 2016, 6.9% in 2017, 6.8% in 2018, 6.1% in 2019, 2.3% in 2020, 8.1% in 2021, and 3.0% in 2022. A further slowdown in the economic growth, an economic downturn, a recession or other adverse economic conditions in China may materially reduce the purchasing power of Chinese consumers, and thus lead to a decrease in the demand for the operating entities’ products. Such a decrease in demand may have a material adverse effect on the operating entities’ business. See “Risk Factors — Risks Related to Doing business in the PRC — Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on the operating entities’ business.”

Impact of COVID-19 Pandemic

Since 2020, the COVID-19 pandemic has caused major global disruptions. In response to the COVID-19 pandemic, the Chinese government has implemented various quarantines, travel restrictions, social distancing rules, and lockdown measures. See “Risk Factors — Risks Related to Our Business and Industry — The COVID-19 pandemic has disrupted the operating entities’ business and will adversely affect our results of operations and various other factors beyond our control could adversely affect our financial condition and results of operations.”

Leased Properties

Lessee	Location	Area (square meter)	Total Rent (RMB)		Term	Usage
Hangzhou Xinzi	19 Feicui Road, Jinnan Street, Lin’an District, Hangzhou City, Zhejiang Province, China(1)	2500	2,350,767	(approximately $325,356 USD)	June 1, 2020 to May 31, 2025	Factory
Hangzhou Xinzi	128 Qingxian Road, Linglong Street, Lin’an District, Hangzhou City, Zhejiang Province, China(2)	6084.18	11,840,000	(approximately $1,638,708.92 USD)	December 1, 2015 to November 30, 2027	Factory
Suqian Taijing	West side of Changzhou Road, Suqian Economic and Technological Development Zone, Jiangsu Province, China(3)	24400	11,712,000	(approximately $1,638,708.92 USD)	April 1, 2024 to March 31, 2029	Factory, warehouse and office

(1) Yearly rent consists of: (i) first year, 426,000RMB (approximately $58,960 USD) (ii) second year, 447,000RMB (approximately $61,866 USD) (iii) third year, 469,060RMB (approximately $64,920 USD) (iv) fourth year, 492,203RMB (approximately $68,123 USD), and (v) fifth year, 516,514RMB (approximately $71,487 USD).

(2) From December 2015 to November 2018 a total of 2.8 million RMB was paid. From December 2019 to November 2023 a total of 1.1 million RMB (approximately $152,244 USD) was paid. From December 2023 to November 2027, the Company is obligated to pay 1.16 million RMB (approximately $160,549 USD) per year.

(3) Paid via ten installments of 1,171,200RMB (approximately $162,097 USD) each. The first installment will be paid no later than April 16, 2024. The remaining nine installments shall be paid in March and September of each calendar year until September 2028.

Comparison of Six Months Ended June 30, 2024 and 2023

The following table sets forth key components of our results of operations during the six months ended June 30, 2024 and 2023, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30,
	2024		2023
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$12,608,308	100.00	$19,261,428	100.00
Cost of revenue	(11,551,155)	(91.62)	(17,020,444)	(88.37)
Gross profit	1,057,153	8.38	2,240,984	11.63
Selling expenses	122,769	0.97	233,162	1.21
General and administrative expenses	1,080,723	8.57	555,744	2.89
Research and development expenses	779,006	6.18	712,790	3.70
Allowance for credit losses	23,184	0.18	(99,500)	(0.52)
Impairment for inventory	96,117	0.76	14,783	0.08
(Loss) /Income from operations	(1,044,646)	(8.29)	824,005	4.28
Other expense	320,224	2.54	(218,025)	(1.13)
Net (loss) /income before income taxes	(724,422)	(5.75)	605,980	3.15
Income tax expense	23,699	0.19	(4,908)	(0.03)
Net (loss) /income	$(700,723)	(5.56)	$601,072	3.12

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Revenue

The Company’s revenue decreased by approximately 34.54% or $6.65 million from $19,261,428 to $12,608,308 during the six months ended June 30, 2024 compared with the same period of 2023. The decrease in our revenues was primarily attributable to the following reasons:

(1) In the current environment of industry contraction, the photovoltaic film industry exhibits an oligopolistic structure. Head enterprises are conducting industry consolidation by lowering prices and expanding production against the cyclical downturn. As a company with second or third-tier production capacity in the industry, our market share has been somewhat eroded by the head enterprises. Under the intense market competition, the industry gross margin of photovoltaic film showed a downward trend from 2023. The unit price of the major raw material of photovoltaic film decreased during the six months ended June 30, 2024 compared with the same period of 2023, which resulting in a corresponding decrease of approximately 27.59% in the unit price of photovoltaic film. The sales volume of photovoltaic film for the six months ended June 30, 2024 has decreased by approximately 16.09% compared to the same period 2023, which resulting a decrease of approximately 39.24% or $7.24 million in sales of photovoltaic film revenue.

(2) Due to the trend of domestic substitution for POE, the price of POE has experienced significant downward fluctuations, which resulting the selling price of raw materials decreased by 24.21% for the six months ended June 30, 2024 compared to the same period last year. The company had stockpiled a substantial amount of POE during 2023, the Company sold a large quantity of the stockpiled POE to avoid the risk of inventory impairment during the current period. The sales volume of raw materials increased significantly by approximately 1,547.35% for the six months ended June 30, 2024 compared to the same period 2023. Consequently, the sales of raw material revenues appeared a dramatic increase of approximately 1,148.59% or $0.99 million for the six months ended June 30, 2024 compared to the same period 2023.

(3) The sale of photovoltaic modules is not the core business of the company, and the company consciously reduces the proportion of this part of business. Thus, the sales of photovoltaic module revenues decreased by approximately 90.44% or $0.62 million for the six months ended June 30, 2024 compared to the same period 2023.

(4) Other operating revenues increased by 608.40% or $0.21 million for the six months ended June 30, 2024, mainly due to 1) the technical service income from Shandong Tongjia Machinery Co. Ltd. of RMB 0.94 million (approximately $0.13 million), and 2) the sales of spare parts to Yangzhou Suoyi, including melt pump, control system and screw barrel, of RMB 0.84 million (approximately $0.12 million).

Cost of revenue

Our cost of revenue decreased approximately 32.13% or $5.47 million from $17,020,444 to $11,551,155 during the six months ended June 30, 2024 compared with the same period of 2023. The decrease was primarily attributable to the followings:

(1) The cost of photovoltaic film sale revenues decreased by approximately 35.68% or $5.76 million from $16.15 million to $10.39 million for the six months ended June 30, 2024 compared with the same period 2023, primarily due to an enormous decrease by approximately 21.41% of the average unit price of EVA, the major raw material of photovoltaic film, for the six months ended June 30, 2024 compared to same period last year. This decline was in line with the overall economics of the photovoltaic film industry, which resulting as follows:

●	Changes in relation between market supply and demand

Although the total domestic EVA production capacity was 2.1 million tons per year in 2022, the continuous and stable production capacity of high-end EVA particles was insufficient, because of the lack of production techniques and equipment of domestic manufacturers, most domestic photovoltaic film manufacturers still need to meet production through imported EVA. Additionally, a large number of imported EVA were stacked at Shanghai port in early 2022 due to the impact of the epidemic, so as to the price of EVA appeared a rapid rise in first half of 2022, which began to slowly decline since July 2022. Early 2023, EVA market was predicted to further expand based on past experience. The domestic EVA production capacity was expected to expand the new capacity of 550,000 tons per year, to reach the total production capacity of 2.7 million tons per year, and after process exploration period from 2022 to 2023, major domestic manufacturers mastered a stable output of high-quality EVA. The continuing increase of EVA’s production capacity led to the relation between market supply and demand of EVA gradually changed to oversupply. In 2024, the trend of capacity growth for EVA particles continues, with supply consistently surpassing demand. Although the demand for photovoltaic markets continues to grow, it remains insufficient compared to the massive production capacity.

●	Changes in market price

Between 2020 and 2023, the price of EVA fluctuated more than 200% (the lowest price was RMB9,700, the highest price was RMB31,000). The huge profit margin attracted lots of funds to enter into photovoltaic industry, and it further promoted the surge in demand of EVA under the photovoltaic industry, thereby affecting the market price of EVA. In the first half of 2023, the overall trend of EVA prices showed a pattern of rising first and then falling. From the beginning of 2023 to mid-March, EVA prices were influenced by factors such as the growth in demand from the photovoltaic industry, pre-festival stockpiling, and maintenance of petrochemical plants, resulting in a round of price increases. However, with the traditional industry’s demand not meeting expectations and the photovoltaic industry’s demand experiencing a phased decline, EVA prices began to face downward pressure after mid-March. In 2024, although market demand continues to grow, the inertia of previous capacity expansion makes it difficult to reverse the situation of oversupply in the market immediately, which resulting EVA price continued to decline in the first half of 2024, the lowest price of EVA dropped to RMB9,500.

●	Market environment and industry dynamics

Changes in the global economic situation, such as trade wars, exchange rate fluctuations, etc., and changes in the policy environment, such as the government’s subsidy policy adjustment for renewable energy both affected the demand and the price of photovoltaic modules. The price of polysilicon, silicon wafer, cell and other raw materials in the upstream of the photovoltaic industry chain has fallen, the price of photovoltaic modules reduced from 2 yuan per watt to a minimum of 0.7 to 0.9 yuan per watt from 2022 to 2023. At the beginning of 2023, the procurement quotes for photovoltaic modules were hovering around 1.65 yuan per watt, and even reaching 1.7 yuan per watt. As market competition intensified, the actual transaction prices began to gradually decrease. During 2024, the price dropped from 0.8 yuan per watt at the beginning of the year to 0.7 yuan per watt, with no signs of an upward trend. In order to seize market share, the enterprises have to reduce the selling price. Lots of head enterprises started to produce photovoltaic film themselves and mastered the cost and profit of photovoltaic film, thus further lower the price of photovoltaic film, profit margin of the photovoltaic film production enterprises became lesser, in disguised form resulting a decline of EVA’s market price.

(2) The cost of raw materials sale revenues increased by approximately 1,609.63% or $0.91 million from $0.06 million to $0.97 million for the six months ended June 30, 2024 compared with the same period 2023. The sale of raw materials was an operable business attached to the sale of photovoltaic film. The company’s main sales of raw materials is POE for the six months ended June 30, 2024. POE raw materials were mainly dependent on imports in the past, however, with the rise of domestic production facilities, Wanhua Chemical Group Co., Ltd. has announced the achievement of mass production of POE raw materials. The development suggests the market price for POE raw materials may face a decline. In 2023, the Company stockpiled a large amount of POE raw materials. To prevent potential losses from the drop of POE’s price, the company adopted a strategy of centralized large-scale sales for the six months ended June 30, 2024 to ensure a reduction in inventory backlog. For the six months ended June 30, 2024, the unit sales price (without VAT) range for POE was approximately between 17 to 19 yuan, while it has dropped to approximately 12 yuan as of now.

50

Gross profit and gross margin

Our gross profit was $1,057,153 for the six months ended June 30, 2024, compared with a gross profit of $2,240,984 for the same period last year. Gross profit as a percentage of revenue (gross margin) was 8.38% for the six months ended June 30, 2024, compared to a gross profit of 11.63% for the same period last year.

The decrease in gross profit and gross profit margin was mainly due to the change in gross profit of photovoltaic film. The core business of the Company was sales of photovoltaic film, which accounted for 88.91% of the total sales revenue. The raw materials, photovoltaic module and other operating revenue were operable businesses attached to the sale of photovoltaic film, accounting for 8.60%, 0.52%, 1.97% of the total sales revenue, respectively.

The decline in gross profit and gross margin of photovoltaic film was mainly due to the competition in the photovoltaic film industry has intensified significantly, which led to the marginal deterioration of performance in the photovoltaic film industry, and accelerated industry consolidation. The sales volume of photovoltaic film for the six months ended June 30, 2024 has decreased by approximately 16.09% compared to the same period 2023. The key drivers of product pricing in the photovoltaic film industry were the price of raw materials and supply-demand relationships, the decline in the price of raw materials, combined with the release of raw material capacity, has made it difficult to maintain the unit prices of photovoltaic film, which resulting in a significant drop in the sales price of photovoltaic films. The average sales price decreased from $1.38 per kilogram at the beginning of 2023 to $0.91 per kilogram. This led to a substantial decrease in the sales revenue of photovoltaic films, thus the gross profit of photovoltaic films sales declined by approximately 64.28% or $1.48 million for the six months ended June 30, 2024, compared to the same period in 2023.

Selling expenses

Our selling expenses consist primarily of compensation and benefits to our expense related to the revenue, such as salary and welfare, marketing fees, travel expense, business entertainment expenses and postage. Our selling expenses decreased by $110,393 to $122,769 for the six months ended June 30, 2024, compared to $233,162 for the same period 2023. Salary and welfare of selling expenses increased approximately $11,204 for the six months ended June 30, 2024, compared to the previous year, mainly due to the assessment salary of sales staffs increased for the six months ended June 30, 2024, and the assessment salary was set according to the collection of sales payments. Marketing fees, including advertising fees, business propagandize fees and marketing promotion fees, decreased approximately $0.12 million for the six months ended June 30, 2024 compared to the same period 2023. Marketing fees were correlated with the sales volume of photovoltaic films. The sales volume of photovoltaic film for the six months ended June 30, 2024 decreased by approximately 8.63% compared to the same period 2023, mainly due to the price reduction of the industry’s leading enterprises. In situations where the changes in demand are insignificant, supply and price are negatively correlated, the greater the supply, the lower the price. To further control costs, a significant reduction in marketing expenses was made for the six months ended June 30, 2024.

	Six Months Ended June 30,
	2024		2023		Fluctuation
	Amount	%	Amount	%	Amount	%
Salary and welfare	48,227	39.28	37,023	15.88	11,204	30.26
Marketing fees	65,538	53.38	186,229	79.87	(120,691)	(64.81)
Travel expense	2,576	2.10	4,735	2.03	(2,159)	(45.60)
Business entertainment expenses	1,834	1.49	5,175	2.22	(3,341)	(64.55)
Postage	4,594	3.75	-	-	4,594	100.00
Total	$122,769	100.00	$233,162	100.00	$(110,393)	(47.35)

General and administrative expenses

Our general and administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, rental, depreciation and amortization, travel expense, office expenses, service charge, certification test fee, business entertainment expenses and other expenses incurred in connection with general operations. Our general and administrative expenses increased by $524,979 to $1,080,723 for the six months ended June 30, 2024, compared to $555,744 for the same period 2023. Salary and welfare increased by approximately $0.12 million, or 49.95% for the six months ended June 30, 2024 compared with the same period 2023. In order to attract and retain our management staffs, the Company improved employee benefits, staff education funds and salaries. Consulting and service fees increased by approximately $0.35 million or 181.42% for the six months ended June 30, 2024 compared with the same period 2023, mainly due to the increase of cost for the services of public listing. Depreciation and amortization increased by approximately $5,200, or 477.74% for the six months ended June 30, 2024 compared with the same period 2023, mainly due to an increase in property and equipment. Service charges increased by approximately $18,445, or 2,325.98% for the six months ended June 30, 2024 compared with the same period 2023, mainly due to the increase of service charge for providing loan transfer services.

	Six Months Ended June 30,
	2024		2023		Fluctuation
	Amount	%	Amount	%	Amount	%
Salary and welfare	351,336	32.51	234,304	42.16	117,032	49.95
Consulting and service fee	542,832	50.23	192,889	34.71	349,943	181.42
Rental	33,271	3.08	34,601	6.23	(1,330)	(3.84)
Depreciation and amortization	6,280	0.58	1,087	0.20	5,193	477.74
Travel expense	14,585	1.35	11,859	2.13	2,726	22.99
Office expenses	41,798	3.87	21,583	3.88	20,215	93.66
Service charge	19,238	1.78	793	0.14	18,445	2,325.98
Business entertainment expenses	62,887	5.82	55,484	9.98	7,403	13.34
Others	8,496	0.78	3,144	0.57	5,352	170.23
Total	$1,080,723	100.00	$555,744	100.00	$524,979	94.46

Research and development expenses

In order to enhance the industry competitiveness of the Company, the Company still focuses on research and development input to improve the production of products. Research and development expenses were composed of material costs, salary and welfare, equipment leasing costs, depreciation, electricity costs and other expenses incurred in connection with research and developments. The expenditure of research and development projects does not have obvious regularity, and the cost of materials varies according to the number of research and development experiments.

The Company’s research and development projects mainly consisted of 1) research on photovoltaic film production technology and preparation method; 2) research on photovoltaic film device and system. There were 13 research and development projects under development during the six months ended June 30, 2024. As of June 30, 2024, there were 11 ongoing research and development projects.

Our research and development expenses increased by approximately $0.07 million to $779,006 for the six months ended June 30, 2024, compared to $712,790 for the same period in 2023 mainly due to the increase of approximately $0.09 in salary and welfare and the increase of approximately $0.01 million in depreciation, which partially offset by the decrease of approximately $0.04 million in material costs. As a percentage of total revenues, our research and development expenses increased from 3.70% for the six months ended June 30, 2023 to 6.18% for the same period in 2024.

51

Income tax expense

Our income tax benefit was $23,699 for the six months ended June 30, 2024, compared to an income tax expense of $4,908 for the six months ended June 30, 2023. As of June 30, 2024, the Company’s PRC entities had net operating loss carryforwards of approximately $5.7 million, respectively which will start to expire from 2029. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of June 30, 2024, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

Net income

As a result of the cumulative effect of the factors described above, our net loss was $700,723 for the six months ended June 30, 2024, and net income of $601,072 for the six months ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2024 and 2023, we had cash of approximately $2,132,682 (including restricted cash of $130,724) and $2,742,296, respectively.

Our primary sources of operating funds are from net income and external borrowings, and we are confident they are sufficient to sustain our operations after the offering.

Working Capital

As of June 30, 2024 and December 31, 2023, the Company’s current liabilities exceeded the current assets by $4,071,923 and $3,670,335, respectively. Current assets amounted to $13,832,946 as of June 30, 2024, as compared to $13,422,367 as of December 31, 2023. The increase in assets was mainly due to the increases in account receivables of $427,087 and the increases in cash of $13,950, partially offset by the decrease in restricted cash of $272,352. Current liabilities amounted to $17,904,869 as of June 30, 2024, as compared to $17,092,702 as of December 31, 2023. This increase in liabilities was attributable mainly to the increases in accounts payable of $1,785,991, partially offset by the decrease in notes payable of $895,093.

Capital Needs

Our capital needs include our daily operating needs and capital needs to finance the development of our business. With the uncertainty of the current market, our management believes it is necessary to enhance the collection of outstanding accounts receivable and other receivables and to be cautious in operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the recoverability of individual balances. Our management is confident in the collection of account receivables and other receivables.

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2023
Net cash (used in) provided by operating activities	$(424,121)	$541,602
Net cash used in investing activities	(945,277)	(1,298,535)
Net cash provided by financing activities	1,164,727	1,914,603
Net change in cash and restricted cash	(204,671)	1,157,670
Effect of exchange rate changes on cash and restricted cash	(53,731)	(115,190)
Cash and restricted cash at the beginning of period	2,391,084	1,699,816
Cash and restricted cash at the end of period	$2,132,682	$2,742,296

Operating Activities

Net cash used in operating activities consists of net income adjusted for certain non-cash items and changes in operating assets and liabilities. Net cash used in operating activities for the six months ended June 30, 2024 was $424,121, which reflects our net loss of $700,723, as adjusted for non-cash items of $651,249, and an increase in account payable of $1,783,844, partially offset by an increase in account receivable of $871,386, an increase in prepayment of $748,066. Net cash provided by operating activities for the six months ended June 30, 2023 was $541,602, which reflects our net income of $601,072, as adjusted for non-cash items of $468,234, partially offset by an increase of $170,632 in account receivable, and an increase in inventory of $513,507.

Investing Activities

Net cash used in investing activities was $945,277 for the six months ended June 30, 2024, as compared to $1,298,535 for the six months ended June 30, 2023. The change of net cash used in investing activities for the six months ended June 30, 2024 and 2023 was mainly attributable to purchases and disposal of property, equipment, and construction in process, proceeds from sale of equipment, loan made to related parties and repayment from related parties. The decrease was mainly due to the decrease in loans made to related parties and repayment from related parties.

Financing Activities

Financing cash flows consist primarily of proceed and repayment of short-term and long-term borrowings, dividend distribution, proceed from and repayment to related parties and third parties, principal portion of the lease liability arising from a finance lease and capital contribution from shareholders. Net cash provided by financing activities was $1,164,727 for the six months ended June 30, 2024, as compared to $1,914,603 for the six months ended June 30, 2023. The decrease was mainly due to the decrease of $2,736,602 in dividend payments and decrease of $2,448,537 in borrowing from related parties.

Comparison of Year Ended December 31, 2023 and 2022

The following table sets forth key components of our results of operations during the years ended December 31, 2023 and 2022, both in dollars and as a percentage of our revenue.

	Year Ended December 31,
	2023		2022
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$32,853,544	100.00	$38,372,902	100.00
Cost of revenue	(29,184,680)	(88.83)	(32,998,423)	(85.99)
Gross profit	3,668,864	11.17	5,374,479	14.01
Selling expenses	439,312	1.34	230,808	0.60
General and administrative expenses	1,227,680	3.74	1,215,286	3.17
Research and development expenses	1,475,965	4.49	1,609,930	4.20
Allowance for credit losses	(415,516)	(1.26)	24,233	0.06
Impairment for inventory	102,527	0.31	21,158	0.06
Income from operations	838,896	2.55	2,273,064	5.92
Other expense	(322,320)	(0.98)	(183,092)	(0.48)
Net income before income taxes	516,576	1.57	2,089,972	5.45
Income tax expense	(58,003)	(0.18)	(236,235)	(0.62)
Net income	$458,573	1.40	$1,853,737	4.83

Revenue

The Company’s revenue decreased by approximately 14% or $5.52 million from $38,372,902 to $32,853,544 during the year ended December 31, 2023 compared with the same period in 2022. The decrease in our revenues was primarily attributable to the following reasons:

1) Under the intense market competition, the industry gross margin of photovoltaic film showed a downward trend in 2023, and the unit price of the major raw material of photovoltaic film was decreased by approximately 33.97% during the fiscal year, resulting in a corresponding decrease of approximately 31.3% in the unit price of photovoltaic film. Although the sales volume of photovoltaic film in 2023 has increased by approximately 32.6% compared to 2022, this increase did not offset the impact of the decrease on the unit price of photovoltaic film, resulting in a decrease of approximately 9% or $3.09million in sales of photovoltaic film revenue.

2) In 2022, the supply level of raw materials was relatively tight and the Company purchased raw materials in advance. As we purchased more than was needed, the Company chose to sell the spare raw materials at a meager profit. In 2023, the Company purchased raw materials as needed, therefore the sales volume of raw materials decreased by approximately 71%. Additionally, the selling price of EVA, the major raw materials of photovoltaic film, decreased by approximately 47.6% in 2023 compared to 2022, causing the sale of raw material revenues to significantly decrease by approximately 84.7% or $2.41million.

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Cost of revenue

Our cost of revenue decreased approximately 12% or $3.81 million from $32,998,423 to $29,184,680 during the year ended December 31, 2023 compared with the same period in 2022. The decrease was primarily attributable to the following:

1) The cost of photovoltaic film sale revenues decreased by approximately 4.51% or $1.29 million from $28.57 million to $27.28 million for the year ended December 31, 2023 compared with the same period 2022. This was primarily due to a large decrease of approximately 33.6% of the average unit price of EVA, the major raw material of photovoltaic film. This decline was in line with the overall economics of the photovoltaic film industry, which were as follows:

●	Changes in relation between market supply and demand

Although the total domestic EVA production capacity was 2.1 million tons per year in 2022, the continuous and stable production capacity of high-end EVA particles was insufficient because of the lack of production techniques and equipment of domestic manufacturers. Many domestic photovoltaic film manufacturers still need to meet production through imported EVA. Additionally, a large number of imported EVA was stacked at Shanghai port in early 2022 due to the impact of the epidemic, so the price of EVA experienced rapid rise in first half of 2022. This began to slowly decline in July 2022. In early 2023, the EVA market was predicted to further expand to 550,000 tons per year, reaching the total production capacity of 2.7 million tons per year. The increase and stability of EVA’s production capacity gradually changed to oversupply.

●	Changes in market price

Between 2020 and 2023, the price of EVA fluctuated more than 200% (the lowest price was RMB9,700, the highest price was RMB31,000). The large potential profit margin attracted many to enter into photovoltaic industry, and it further promoted the surge in demand of EVA further affecting the market price. Traders usually overstocked in the process of earning the difference. Because EVA has storage life of approximately 1 year, traders sold EVA at a reduced price to clear inventory.

●	Market environment and industry dynamics

Changes in the global economic situation, such as trade wars, exchange rate fluctuations and changes in policies, such as the government’s subsidy policy adjustment for renewable energy, affected the demand and the price of photovoltaic modules. The price of polysilicon, silicon wafer, cell and other raw materials in the photovoltaic industry chain have fallen. In order to seize market share, many entities reduced the selling price.

2) The cost of raw material sale revenues decreased by approximately 83.83% or $2.37 million from $2.83 million to $0.46 million for the year ended December 31, 2023 compared with the same period in 2022.

Gross profit and gross margin

Our gross profit was $3,668,864 for the year ended December 31, 2023, compared with a gross profit of $5,374,479 for the same period last year. Gross profit as a percentage of revenue (gross margin) was 11.17% for the year ended December 31, 2023, compared to a gross profit of 14.01% for the same period last year.

The decrease in gross profit and gross profit margin was mainly due to the change in gross profit of photovoltaic film. The core business of the Company was sales of photovoltaic film, which accounted for 95.69% of the total sales revenue. The raw materials, photovoltaic module and other operating revenue were operable businesses attached to the sale of photovoltaic film, accounting for 1.32%, 2.86%, 0.12% of the total sales revenue, respectively. For the year ended December 31, 2023, the gross profit on photovoltaic film decreased by approximately 4% or $1.8 million compared to the same period 2022.

The main reason for the decline in gross profit and gross profit margin of photovoltaic film was that in 2023, the photovoltaic film industry was facing fierce market competition, resulting in a downward trend in the overall gross profit margin of the industry. Although the sales volume of photovoltaic film in 2023 increased by approximately 32.6% compared to 2022, there was a significant decline in photovoltaic film’s unit price of approximately 31.3%. The growth did not fully offset the impact of the decline in photovoltaic film’s unit price on revenue. Additionally, the average purchase unit price of EVA, the major raw material of photovoltaic film, fell by approximately 33.97% in 2023, which not only reduced the production cost of photovoltaic film, but also intensified the price competition in the industry. Overall, although the sales volume increased, this increase did not offset the impact of lower unit prices on revenue. Simultaneously, factors such as falling raw material prices and industry competition also intensified the price competition and the decline in gross profit margin of the photovoltaic film industry.

Selling expenses

Our selling expenses consist primarily of compensation and benefits, such as salary and welfare, marketing fees, travel expenses, business entertainment expenses and postage. Our selling expenses increased by $208,504 to $439,312 for the year ended December 31, 2023, compared to $230,808 for the same period in 2022. Salary and welfare of selling expenses decreased approximately $35,000 for the year ended 2023 compared to the previous year. This was mainly due to the revenue from customers who were assigned to salesmen decreasing, which incurred the bonus of salesmen decreasing as well. Marketing fees, including advertising fees, business propaganda fees and marketing promotion fees increased approximately $0.26 million for the year ended 2023 compared to the same period in 2022. As the unit price of photovoltaic film fell by 27.7%, in order to retain market share, the Company carried out more marketing activities. Our sales volume of photovoltaic film for the year ended 2023 increased approximately 32.6%.

	Year ended December 31,
	2023		2022		Fluctuation
	Amount	%	Amount	%	Amount	%
Salary and welfare	119,126	27.12	153,892	66.68	(34,766)	(22.59)
Marketing fees	292,527	66.59	26,784	11.60	265,743	992.17
Travel expense	12,442	2.83	25,969	11.25	(13,527)	(52.09)
Business entertainment expenses	13,831	3.15	24,163	10.47	(10,332)	(42.76)
Postage	1,386	0.32	-	-	1,386	100.00
Total	$439,312	100.00	$230,808	100	$208,504	90.34

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General and administrative expenses

Our general and administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, rental, depreciation and amortization, travel expense, office expenses, service charge, certification test fees, business entertainment expenses and other expenses incurred in connection with general operations. Our general and administrative expenses increased by $12,395 to $1,227,680 for the year ended December 31, 2023, compared to $1,215,286 for the same period in 2022. Salary and welfare increased by approximately $58,000, or 12.85% for the year ended December 31, 2023 compared with the same period in 2022. In order to attract and retain our management staff, the Company improved employee benefits, staff education funds and salaries. Consulting and service fees decreased by approximately $57,000 or 12.59% for the year ended December 31, 2023 compared with the same period in 2022. This was mainly due to a certification testing fee of approximately $57,000 in 2022, what we did not have in 2023.Travel expenses increased by approximately $14,000, or 172.07% for the year ended December 31, 2023 compared with the same period in 2022. This was mainly due to increased travel in order to seek cooperation opportunities in an attempt to maintain market share. Service charges decreased by approximately $15,700, or 90.49% for the year ended December 31, 2023 compared with the same period in 2022. This was mainly due to certain guaranteed charge in 2022 that did not occur in 2023. Business entertainment expenses increased by approximately $26,000 or 26.08% for the year ended December 31, 2023 compared with the same period in 2022, resulting from increased business activities, banquets, meetings, etc. with customers and partners, to strengthen relationships and expand business opportunities.

	Year ended December 31,
	2023		2022		Fluctuation
	Amount	%	Amount	%	Amount	%
Salary and welfare	510,993	41.62	452,801	37.26	58,192	12.85
Consulting and service fee	399,237	32.52	456,739	37.58	(57,502)	(12.59)
Rental	67,772	5.52	76,093	6.26	(8,321)	(10.94)
Depreciation and amortization	3,502	0.29	1,702	0.14	1,800	105.76
Travel expense	22,013	1.79	8,091	0.67	13,922	172.07
Office expenses	51,036	4.16	45,794	3.77	5,242	11.45
Service charge	1,655	0.13	17,404	1.43	(15,749)	(90.49)
Business entertainment expenses	126,388	10.29	100,244	8.25	26,144	26.08
Others	45,084	3.67	55,911	4.60	(10,827)	(20.09)
Total	$1,227,680	100.00	$1,215,286	100	$12,395	1.02

Research and development expenses

In order to enhance the competitiveness of the Company, the Company still focuses on research and development input to improve the production of products. Research and development expenses were composed of material costs, salary and welfare, equipment leasing costs, depreciation, electricity costs and other expenses incurred in connection with research and developments. The expenditure of research and development on projects does not have obvious regularity, and the cost of materials varies according to the number of research and development projects.

The Company’s research and development projects mainly consisted of research on photovoltaic film production technology and preparation methods, and research on photovoltaic film devices and systems. There were 10 research and development projects under development during 2023. As of December 31, 2023, there were 4 ongoing research and development projects.

Our research and development expenses decreased by approximately $0.13 million to $1,475,965 for the year ended December 31, 2023, compared to $1,609,930 for the same period in 2022. This was mainly due to the decrease of approximately $0.21 million in material costs, which partially offset by the increase of approximately $0.05 million in depreciation. As a percentage of total revenues, our research and development expenses increased from 4.20% in 2022 to 4.49% in 2023.

Income tax expense

Our income tax expense was $58,003 for the year ended December 31, 2023, compared to $236,235 for the same period in 2022. As of December 31, 2023 and 2022, the Company’s PRC entities had net operating loss carryforwards of approximately $4.3 million and $2.8 million, respectively which will start to expire in 2029. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of December 31, 2023 and 2022, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

Net income

As a result of the cumulative effect of the factors described above, our net income was $458,573 for the year ended December 31, 2023, and $1,853,737 for the year ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023 and 2022, we had cash of approximately $2,391,084 (including restricted cash of $403,076) and $1,699,816, respectively.

Our primary sources of operating funds are from net income and external borrowings and we are confident they are sufficient to sustain our operations after this offering.

Working Capital

As of December 31, 2023, the Company’s current liabilities exceeded the current assets by $3,670,335. Total working capital as of December 31, 2022 amounted to $3,045,403. Current assets amounted to $13,422,367 as of December 31, 2023, as compared to $16,746,712 as of December 31, 2022. The decrease in assets was mainly due to the decreases in account receivables of $5,256,539, partially offset by the increases in cash of $691,268 and notes receivable of $1,206,108. Current liabilities amounted to $17,092,702 as of December 31, 2023, as compared to $13,701,309 as of December 31, 2022. This increase in liabilities was attributable mainly to the increases in short-term loans of $953,953, account payable of $1,111,127 and current portion of long-term loan of $1,286,505.

54

Capital Needs

Our capital needs include our daily operating needs and capital needs to finance the development of our business. With the uncertainty of the current market, our management believes it is necessary to enhance the collection of outstanding accounts receivable and other receivables and to be cautious in operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the recoverability of individual balances. Our management is confident in the collection of account receivables and other receivables.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2022
Net cash provided by (used in) operating activities	$5,397,384	$(2,329,585)
Net cash used in investing activities	(5,075,119)	(691,877)
Net cash provided by financing activities	412,678	4,578,266
Net change in cash, cash equivalents and restricted cash	734,943	1,556,804
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(43,675)	(110,119)
Cash, cash equivalents and restricted cash at the beginning of period	1,699,816	253,131
Cash, cash equivalents and restricted cash at the end of period	$2,391,084	$1,699,816

Operating Activities

Net cash used in operating activities consists of net income adjusted for certain non-cash items and changes in operating assets and liabilities. Net cash provided by operating activities for the year ended December 31, 2023 was $5,397,384, which reflects our net income of $458,573, as adjusted for a decrease of $5,392,876 in account receivable primarily due to the improvements for recovery of accounts receivable, partially offset by an increase of $207,153 in inventory. Net cash used in operating activities for the year ended December 31, 2022, was $2,329,585, which reflects our net income of $1,853,737, as adjusted for non-cash items of $1,157,781, partially offset by an increase in account receivable of $4,898,978, and a decrease in account payable of $482,043.

Investing Activities

Net cash used in investing activities was $5,075,119 for the year ended December 31, 2023, as compared to $691,877 for the year ended December 31, 2022. The change of net cash used in investing activities for the year ended December 31, 2023, and 2022 was mainly attributable to purchases and disposal of property, equipment, and construction in process, proceeds from sale of equipment, loan made to related parties and repayment from related parties. The increase was mainly due to the increase of construction in process.

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Financing Activities

Financing cash flows consist primarily of proceed and repayment of short-term and long-term borrowings, dividend distribution, proceed from related parties, repayment to related parties, principal portion of the lease liability arising from a finance lease and capital contribution from shareholders. Net cash provided by financing activities was $412,678 for the year ended December 31, 2023, as compared to $4,578,266 for the year ended December 31, 2022. The decrease was mainly due to the increase of $2,677,626 in dividend payments.

Unrealized foreign currency translation adjustment

Our reporting currency is the United States dollar. The Company’s operations are all conducted through our PRC operating entities where the local currency is the functional currency. The functional currency of the PRC operating entities is the RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in the RMB into the U.S. dollar are included in other comprehensive income.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging, or research and development services with us.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the expected credit losses for receivables, of the provision for inventories and the recoverability of long-lived assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for expected credit losses for accounts receivable, (ii) valuation allowance of inventories, and (iii) impairment of long-lived assets.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Allowance of Expected Credit Losses

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments” on January 1, 2021, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

Our account receivables, notes receivables, due from related parties and other receivables are within the scope of ASC Topic 326. We use the roll-rate method to measure expected credit losses of account receivables, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For notes receivables, due from related parties and other receivables, we use the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

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Expected credit losses are included in the consolidated statements of income and comprehensive income(loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, notes receivables, due from related parties and other receivables are recognized and carried at original amount less an allowance for credit losses, as necessary. As of June 30, 2024 and December 31, 2023, allowance for credit losses for accounts receivable amounted to $66,494 and $56,302, respectively, allowance for credit losses for other receivables amounted to $15,853 and $15,484, respectively, and allowance for credit losses for notes receivables and due from related parties amounted to $nil and $nil, respectively.

Inventories, net

Inventories, primarily consisting of purchased raw materials, finished products and other supplies, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. We record inventory impairment for obsolete and slow-moving inventories. Inventory impairment is based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. The provision for obsolete inventories was $99,902 and $131,565 as of June 30, 2024 and December 31, 2023, respectively.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets for the years ended December 31, 2023 and 2022.

INDUSTRY OVERVIEW

Unless otherwise noted, all the information and data presented in this section have been derived from an industry report from Beijing Boyan Zhishang Information Consulting Co., LTD entitled “2023-2029 Global and China Transparent Photovoltaic Film Market Status and Future Development Trend Analysis Report,” dated January 2024. Beijing Boyan Zhishang Information Consulting Co., LTD has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. We have not prepared any of the graphics or charts that are a part of this prospectus. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Market Overview

The transparent photovoltaic film industry has a broad development prospect in the global and Chinese markets. In the future, with the further maturity and promotion of the technology, the market scale of transparent photovoltaic film will gradually expand and be applied to more scenarios. At the same time, the upstream and downstream enterprises of the industrial chain should strengthen interaction and cooperation, and continuously promote the upgrading of the transparent photovoltaic film industry, so as to meet the general trend of global green and low-carbon development.

Survey data below shows the global sales growth and trend of transparent photovoltaic films of different product types from 2019 to 2029. The sales volume of transparent photovoltaic films for thin-film photovoltaic is the largest.

Source: China Photovoltaic Industry Association, news reports, industry expert interviews and collation research, 2024

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Thin-film PV is a technology that uses thin films made of amorphous silicon or other semiconductor materials to absorb sunlight and convert it into electricity. The advantages of thin-film PV are the low cost, light weight, good flexibility, and adaptability to installation in a variety of shapes and surfaces. The disadvantages of thin-film PV are lower efficiency, potential less stability and high impact on the environment.

In 2019, the global sales volume of transparent photovoltaic films for thin-film photovoltaic was 6.09 billion yuan, and in 2023, the global sales volume of transparent photovoltaic films for thin-film photovoltaic was 8.885 billion yuan. It is predicted that the global sales volume of transparent photovoltaic films for thin-film photovoltaic will reach 15.547 billion yuan by 2029.

Data source: China Photovoltaic Industry Association, news reports, industry expert interviews and collation research, 2024

Output Of China’s Transparent Photovoltaic Thin Film Industry

In recent years, the output of China’s transparent photovoltaic film industry has shown a growth trend. From 2019 to 2023, the output growth rate of China’s transparent photovoltaic film industry is between 7% and 14%. In 2022, the output of China’s transparent photovoltaic film industry is 86 million square meters, in 2023, the output of China’s transparent photovoltaic film industry is 320 million square meters. With a year-on-year growth rate of 11.9%.

Data source: National Bureau of Statistics, news reports, interviews with industry experts and research, 2024

The global demand for clean energy is increasing. With the pressure of global climate change and carbon neutrality, countries have put forward targets and policies to accelerate the development of renewable energy, driving the demand growth of clean energy such as solar cells. As an efficient, low-cost and environmentally friendly solar cell technology, transparent photovoltaic thin films have broad market prospects.

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As forecasted for the next several years, China’s transparent photovoltaic film industry production will continue to trend upwards. It is predicted that the transparent photovoltaic film industry in China will have a growth rate between 9% and 13%, by 2029. China’s transparent photovoltaic film industry production will reach 659 million square meters and the industry has good development prospects, as shown in the table below:

Source: National Bureau of Statistics of China, news reports, interviews with industry experts and research, 2024

Technological progress and application expansion of flexible electronics is also trending upward. Flexible electronics refers to electronic products with bendable, foldable and stretching characteristics manufactured by flexible materials and processes. It is a new field of electronic information technology. The application fields of flexible electronics include display, lighting, sensor, human-computer interaction, etc., which has significant market potential. As the basic material of flexible electronics, transparent photovoltaic thin films will benefit from the technological progress and application expansion of flexible electronics.

The transparent photovoltaic film Industry will see many opportunities in the coming years. It is necessary to continuously strengthen technological innovation and industrial collaboration to adapt to market changes and meet customer needs.

We believe Hangzhou Xinzi is well positioned to capitalize on these trends and capture market share.

Global Transparent Photovoltaic Thin Film Production Capacity, Output, Capacity Utilization and Development

The global transparent photovoltaic thin film industry capacity from 2019 to 2029 is expected to increase in the next five years. The global transparent photovoltaic thin film industry had a production capacity of 1.059 billion square meters in 2019 and 1.530 billion square meters in 2023. It is predicted that the capacity of the global transparent photovoltaic thin film industry will reach 2.61 billion square meters in 2029.

Data source: China Membrane Industry Association, news reports, industry expert interviews 2024

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Data shows that the global transparent photovoltaic film industry’s output from 2019 to 2029 was 921 million square meters in 2019 and 1.324 billion square meters in 2023. It is predicted that the output of the global transparent photovoltaic thin film industry will reach 2.278 billion square meters in 2029.

Data source: China Membrane Industry Association, news reports, industry expert interviews, 2024

Revenue Ranking of Transparent Photovoltaic Thin Films by Major Producers in China in 2023

The revenue ranking of the major manufacturers of transparent photovoltaic thin films in the Chinese market in 2023 is as follows:

Revenue ranking	Major players in China market in 2023
1	Hangzhou Foster Applied Materials Co., LTD
2	NexPower
3	Lianhong New Material Technology Co., LTD
4	Shanghai Haiyouwei New Material Co., LTD
5	Changzhou Baijia Era Film Technology Co., LTD
6	Suzhou Saiwu Application Technology Co., LTD
7	Jiang Suswick New Materials Co., LTD
8	Suzhou Saiwu Application Technology Co., LTD
9	Hangzhou Xinzi Optoelectronics Technology Co. LTD

Data source: National Bureau of Statistics, news reports, industry expert interviews and Boyan consulting and collation research, 2024

Hangzhou Xinzi is in the top 10 of the major manufacturers of transparent photovoltaic thin films in the Chinese market in 2023.

BUSINESS

Our Business

Our mission is to actively respond to the national strategic deployment of “carbon peaking and carbon neutrality” and we are committed to the development of new green energy.

Through our main operating subsidiary, Hangzhou Xinzi, we focus on the research and development, production and sales of transparent solar photovoltaic (PV) module encapsulation films (“PV Films”), which are used in solar panels. Solar photovoltaic (PV) module encapsulation film is an adhesive film that is placed between the glass of the solar panel module and the solar cell or the back sheet and the solar cell to encapsulate and protect the solar cell. It is one of the key materials of the solar panel module. PV encapsulant films are crucial in the protection and long-term functionality of solar collection cells in PV modules. Weather, moisture incursion/corrosion and long-term UV exposure negatively impact PV modules.

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PV Film is a film that uses semiconductor materials to convert light energy into electricity. It has transparent or translucent characteristics and can be applied to windows, curtain walls, skylights, solar panels and other parts of buildings to achieve energy saving and power generation functions of buildings. The main types of transparent photovoltaic film include copper indium gallium selenium (CIGS), cadmium telluride (CdTe), amorphous silicon (a-Si), etc. CIGS has high conversion efficiency and stability and is the most mainstream transparent photovoltaic film material at present.

Transparent photovoltaic film, or thin-film technology, refers to the transparent film that can convert sunlight into electricity without affecting the transparency and optical properties. At present, PV Film mainly includes organic film, inorganic transparent conductive film and diamond film. We believe this industry is one of the new hot fields in the future energy industry.

PV Film has been widely used in various fields such as electronic components, integrated optics, electronic technology, infrared technology, laser technology, aerospace technology and optical instruments. They not only become an independent application technology, but also a material surface modification. It is also an important means to improve the level of craftsmanship.

One use of PV Film is in semiconductor production, including the development of new photovoltaic cells, which is what Hangzhou Xinzi uses in its films for solar panels. Size is critical for semiconductors, especially as consumers expect laptops, mobile phones and other electronic devices to be smaller and thinner. PV Film provides stable surfaces that demonstrate consistent performance without the need for more traditional coatings. It also greatly reduces material costs as it is developed with less material than traditional coatings.

For optics such as lenses, specially treated windows, mirrors and solar panels, etc., PV Film offers higher levels of performance. Thin layers reduce deformation, save weight, and have the same performance as thicker layers of material. PV Film can filter light, add insulation or turn lenses into mirrors, as needed. This technology is particularly useful for green building design, where treating solar panels with film can reduce energy loss and increase building efficiency.

According to Renewable Energy Installer and Specifier Magazine, PV Film technology has seen rapid development recently. PV Film has developed into industrial-scale application materials. We believe energy, electronic information, and optical engineering are the three major pillars of modern society in terms of material, and the future development prospects are broad.

Today, with the continuous development of new energy power generation, the application of solar cells is becoming more and more extensive, and it can be said that the future is bright. In addition to the traditional crystalline silicon used in the preparation of solar cells, thin-film solar panels are now in full swing. There are major characteristics differences between thin-film solar cells and photovoltaic panels.

As countries continue to move towards renewable non-polluting energy, the application of solar energy has attracted people’s attention, and the development of solar cells that can convert solar energy into electric energy has become extremely important.

At present, commercial crystalline silicon solar cells have the highest photoelectric conversion efficiency, but they are limited by material purity and preparation processes and the costs are higher than average. It is difficult to improve the conversion efficiency or reduce the cost for photovoltaic panels. PV Film can realize photoelectric conversion with a thickness of only a few μm, which is an ideal material for reducing cost and improving photon recycling.

Thin-film batteries, as its name implies, are used to prepare a layer of thin film into a solar cell. It uses very little silicon, which makes it easier to reduce costs. At the same time, it is not only a high-efficiency energy product, but also a new type of building material, which is easier to perfectly integrate with buildings. In the context of the continuous shortage of silicon raw materials in the international market, thin-film solar cells have become a new trend and new hot spot in the development of the international photovoltaic market. We believe silicon-based thin-film batteries have developed rapidly with their unique advantages.

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The most obvious difference between thin-film and silicone-based films is thickness. Thickness leads to the differences in solar energy capture efficiency between traditional solar panels and thin-film solar cells. The main reason for this, is that the materials are different and thin-film solar cells use different compounds.

Traditional solar panels use crystalline silicon (C-Si), a technology that has been developed for many years and is relatively mature and reliable. It is worth noting that although C-Si has high energy conversion efficiency, the actual light absorption efficiency is poor, which means that the solar panel must be thick enough to improve the actual efficiency.

According to MarketWatch Guides, PV Film can “mix and match” a variety of elements, which is about 350 times thinner than traditional solar panels, and solar cell panels can be prepared by coating or depositing on the surface of glass, metal, plastic and other materials. In this way, different types of materials can make full use of light energy and improve efficiency.

Qualified photovoltaic modules are required to maintain the maximum output power of 80% of the initial value after 25 years of outdoor work, effectively resisting external impact. Therefore, in order to prolong the life of photovoltaic modules, packaging materials are added to the modules for packaging protection.

A typical photovoltaic module consists of solar cells, back sheets, photovoltaic glass, junction boxes, frames, packaging materials, etc. The encapsulation film material is located between the optical glass and the solar cell, and can bond the solar cell, the copper-tin soldering tape, the back plate and the optical glass, etc., and is an important part of the optical module. Ethylene vinyl acetate copolymer (EVA) encapsulation films in photovoltaic cells are thermoset and tacky films. According to the Industry Report from Beijing Boyang Zhishang Information Consulting Co., Ltd, experts from Changzhou Trina Solar have stated that EVA film has special advantages in terms of adhesion, durability and optical properties, so it is widely used in photovoltaic modules and various optical products.

The backplane is a single-glass photovoltaic module with plastic and glass on the front. It mainly uses EVA encapsulation film. Because it is non-sticky at room temperature, it is melt-bonded and cross-linked and cured under certain conditions, and it is completely transparent. The light transmittance plays a role in penetration.

PV Film technology is a new type of efficient energy conversion technology with good transparency and flexibility, which we believe is suitable for a variety of scenarios. According to South China Morning Post, the global transparent photovoltaic film market has shown a steady growth trend in recent years. China, as the leader of the global transparent photovoltaic film industry, occupies an important position in the world in terms of market size and tax revenue.

Hangzhou Xinzi PV Film Products

Transparent EVA Film

EVA stands for Ethylene Vinyl Acetate, which is a kind of soft, flexible material. This is a thermoplastic polymer, which is used in solar modules as an encapsulating agent since, by applying heat to the assembly, it forms a sealing and insulating film around the solar cells. Transparent EVA film is a clear layer that goes on top of solar panels to protect them from elements such as sunlight, which can wear down the panel over time. It helps the panel remain effective by allowing more electricity to be produced. Essentially, it prevents the entry of air and the formation of moisture, lets the sun’s energy go through while being resistant to sunlight degradation over time.

Main Features:

- Excellent anti-“PID” (potential-induced degradation) performance and anti-snail pattern.

- EVA is waterproof, which gives this material excellent weather resistance, strong anti-moisture aging and UV aging ability.

- Good light transmittance and long-term retention rate, with high transmittance and UV cut-off’s model.

- Excellent material compatibility, with glass, solder and busbars, cells, backplanes and other materials have good adhesion.

- The apparent thickness of the film is large, with a special embossed structure, good lamination and exhaust, and easy to stack.

-Short lamination time and high efficiency.

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White EVA Film

White EVA film is similar to the transparent EVA film but has a white color. EVA films are commonly used as a protective layer in various applications such as laminated glass, solar panels, and packaging materials. It is placed on the back of the solar panel to reflect light back into the solar cells, which helps the panel generate more electricity. The white color also helps the film resist the harmful effects of the sun’s UV rays.

Main Features:

- The white film has high reflectivity, which significantly improves the efficiency of the module.

- The rough surface of the film increases diffuse emission and improves the efficiency of components.

- Using the pre-crosslinking process, the white EVA lamination has no overturning layers, no overflowing white, no bubbles, no parallel and string spacing changes.

- EVA is waterproof, which gives this material strong anti-moisture aging and ultraviolet aging ability.

- Excellent material compatibility, compatible with materials such as welding strips and bus strips, battery slices, backplanes, etc.

- Has good adhesion.

- Lamination is simple. The lamination time is short and can be laminated with a single cavity laminator.

POE Film

POE means Polyolefin Elastomer, which is a type of durable and flexible material. Poe film for solar is a thin film that is applied to solar panels to increase their efficiency and durability. This film is used with a certain high-performance solar cell called passivated emitter and rear contact “PERC” to give the panel extra protection. This allows the solar panel to last longer and work more efficiently.

Main Features:

- The second-generation POE film - P507 can fully meet the requirements of PERC double-sided double-glass, N-type, Anti-PID performance requirements on both sides of the double-sided double-glass module.

- The second-generation POE film products are cost-effective and are used in the double-glass module lamination process (Wide window, less bubbles, high lamination yield).

- The lamination and cross-linking speed of the second-generation POE film is faster than that of conventional POE, and can be significantly shrunk.

- Short lamination time; consider the rabbit de-lamination tooling, which is conducive to the realization of lamination automation.

- The second-generation POE products are easy to store and use after cutting.

- The storage method is similar to EVA.

EPE Co-Extruded Films

This is a composite encapsulation film that is formed by blending POE and EPE in multiple layers using a process called co-extrusion. EPE film consists of the EVA layer bonded to both sides of a polyester film. These films can be used with crystalline silicon and thin film solar cells in both rigid and flexible modules. This creates a film that has the benefits of both materials – durability, flexibility, and added insulation.

Main Features:

- Excellent barrier properties.

- Strong adhesion to glass.

- Laminated without bubbles.

- No peroxide.

-Good manufacturing experience.

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According to Oxford Academic, after years of development, China’s transparent photovoltaic film industry has a relatively complete industrial chain, a good market environment and policy support.

Based on market demand, Hangzhou Xinzi has started to develop new customized products that can meet the technological needs of different customers in order to address the market for all EVA and POE products. Its products are customized according to customer requirements, and production, inspection, exportation, and delivery is only arranged after an order is placed.

Production

Hangzhou Xinzi produces PV Films, mainly for polymer solar cell modules. These solar cell modules mostly consist of vinyl acetate and POE materials, which accounts for 74-78% of the entire product. Some of these materials are imported and will generally require a 30% advance deposit to be ordered. Production of raw materials requires a certain inventory turnover, usually requiring a month of raw material reserve funds, and the production process takes about 15 days. After the product is sold, there is usually a credit period of 60-90 days, so a large amount of operating capital is required for Hangzhou Xinzi’s everyday business operations. At present, Hangzhou Xinzi’s investment in fixed assets production is relatively small, about US$7 million dollars, while the normal production and operating working capital is about US$15 million dollars. If it is necessary to expand the production and operation scales, for every US$10 million dollars increase in sales, a matching US $3 million dollars in working capital is required to ensure normal production and operations.

Hangzhou Xinzi has its own quality control standards and has passed the IOS9000 certification, high-tech enterprise certification, Zhejiang manufacturing certification and TUV certification. Hangzhou Xinzi has established strict quality control standards, including appearance inspection, size measurement, physical performance testing, chemical performance testing, etc. to ensure that each batch of PV Film meets the standard requirements.

We feel that the quality control of PV Film is the key link to ensure the stable performance and long life of photovoltaic modules. The following are some important aspects about the quality control of Hangzhou Xinzi’s PV Film:

Material selection: Hangzhou Xinzi selects high quality raw materials, such as silicone, that are most suitable for photovoltaic use.

Preparation process: Hangzhou Xinzi’s preparation process directly affects the physical and chemical properties of the film. The parameters in the preparation process, such as temperature, pressure and time, are strictly controlled to ensure the uniformity, stability and consistency of the film.

Storage and transportation: The film may be affected by temperature, humidity, light and other factors during storage and transportation, resulting in performance degradation. Therefore, Hangzhou Xinzi always uses appropriate storage and transportation to ensure that the film remains stable during these phases.

Traceability and feedback: Hangzhou Xinzi has established a traceability system for its PV Film production. Hangzhou Xinzi records its production information, usage and performance details for each batch of film. They also collect user feedback in real time so as to analyze any issues and improve the process or products.

Hangzhou Xinzi also makes great effort manage and defective or non-confirming PV Film so they can correct the non-conforming products in the timeliest manner.

Currently, the Hangzhou Xinzi’s POE extruded film accounts for 45% of its production capacity, white film and black film account for 15% of its production capacity, and other transparent films account for about 40% of its production capacity. Hangzhou Xinzi believes this product structure is reasonable and in line with current market development and requirements.

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Suppliers

Hangzhou Xinzi has long-term stable raw material suppliers with which it has established good relationships with.

Hangzhou Xinzi has relationships with the following major suppliers:

1. Formosa Plastics Industry (Ningbo) Co., Ltd.: Hangzhou Xinzi purchases approximately 200-300 tons of EVA raw materials per month pursuant to a monthly procurement plan;

2. Sinopec Chemical Sales Co., Ltd. East China Branch: Hangzhou Xinzi purchases approximately 300 tons of EVA raw materials per month pursuant to a monthly procurement plan; and

3. Zhejiang Petrochemical Co., Ltd., Hangzhou Xinzi purchases approximately 300 tons of EVA raw materials per month pursuant to a monthly procurement plan.

Hangzhou Xinzi purchases approximately 100-150 tons of POE raw material per month from the following suppliers: Shanghai Puen Chemical Co., Ltd., Langfang Lianjin Trading Co., Ltd. and Jiangsu Yichan Special Plastics Co., Ltd.

The above suppliers are all domestic companies. Hangzhou Xinzi is provided with three payment grace periods from each of its suppliers.

In addition, Shanghai Puen Chemical Co., Ltd. acts as an agent for Hangzhou Xinzi as it pertains to foreign raw material suppliers such as LG Chem Ltd. and POE.

Customers

First tier customers, or “front-line customers”, are considered to be the top five industry revenue generating customers, such as Tongwei, Longji, Jingke, Tianhe, and Jingao. The sixth to tenth largest revenue generating customers are considered second tier customers. The remaining customers considered are third-tier customers.

Due to production capacity limitations, Hangzhou Xinzi is currently serving mainly second and third tier customers. We believe with increased production capacity (the opening of additional facilities and production lines) and Hangzhou Xinzi’s ability to continue to pass its relevant market technical tests, Hangzhou Xinzi can meet the needs of front-line customers.

As Hangzhou Xinzi continues to expand, it intends to retain their second and third tier customer base. However, front-line customers are preferred as they tend to have more stable and consistent orders. We believe expanding business to front-line customers is one of the ways for Hangzhou Xinzi to obtain more market share.

Dependency on Key Customers

Hangzhou Xinzi has a high concentration of sales from a limited number of key customers, which can pose a risk. While this strategy has benefits in terms of reduced sales expenses and logistics costs, any shift in the business from these key customers could significantly impact our revenue.

Approximately fifty-five percent (55%) thirty percent (30%) of Hangzhou Xinzi’s sales for 2023 and 2022 is attributed to one customer. Hangzhou Xinzi has a purchaser contract with the customer. The contract is for EPE Extruded Film and does not have a specified term. Hangzhou Xinzi must deliver the EPE Extruded Film within seven (7) working days of the execution of the contract in accordance with quality and quantity standard of national certified qualified products. The cost of shipping shall be borne by Hangzhou Xinzi.

If the delivery is late, there is a penalty of one percent (1%) of the total cost of the contract. The customer must make payment within thirty (30) days of receiving the EPE Extruded Film. In the case of any disputes, each of Hangzhou Xinzi and the customer agree to resolve the dispute through friendly consultation, and if said consultation fails, a claim may be brought in the people’s court in the place where the customer is located.

Growth Strategies

●	Adjusted customers. Over the past three years, Hangzhou Xinzi has gradually shifted its focus from small and micro-enterprise customers to the top 30 domestic second-line photovoltaic module customers with their own brand components and expanded to first-line photovoltaic module customers while avoiding competition with leading film enterprises.

●	Personalized product customization service. Hangzhou Xinzi aims to offer tailored services to customers based on their specific order requirements, ensuring that the products can cater to diverse customer needs. The ultimate goal is to gradually base production on sales prospects. Hangzhou Xinzi has effectively reduced its credit period through tailored products and services. Over the past three years, Hangzhou Xinzi’s accounts receivable has consistently remained at industry lows, with a control rate of 15-25%, below the industry average of 33%.

●	Improve the production process. In addition to offering personalized customization, Hangzhou Xinzi actively engages with downstream customers to continuously enhance and optimize production processes based on customer feedback, such as component lamination processes, to reduce defective product rates and minimize losses caused by production inefficiencies. Over the past three years, Hangzhou Xinzi has successfully decreased its product quality loss rate from 0.3% in 2020 to a mere 0.01% in 2022 by implementing these measures. Additionally, Hangzhou Xinzi’s current maximum production capacity accounts for 2-3% of the market share at 3GW, mainly due to cash flow limitations. Hangzhou Xinzi’s potential maximum production capacity is 15GW once we are able purchase additional equipment, continue to reduce quality loss and continue to improve internal processes. We intend to purchase more raw materials with the funds from this offering, aiming to achieve a market share of up to 10-15%.

●	Expanded customer base. While maintaining the satisfaction of existing customers, Hangzhou Xinzi actively participates in various exhibitions and communication meetings to expand its customer base while avoiding competition with leading film enterprises for the same target groups. In the past three years, Hangzhou Xinzi has maintained a stable top-ten customer base while expanding its market share. According to data, the sales share of Hangzhou Xinzi’s top ten customers increased from 42% in 2020 to 78% in 2022. To ensure an annual sales growth rate of over 30%, Hangzhou Xinzi aims to acquire one new customer with a value exceeding RMB100 million (approximately $13,840,260 USD), three new customers valued at RMB50 million (approximately $6,920,130 USD) or above, and another three valued at RMB30 million (approximately $4,152,078 USD) or above yearly.

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●	Steady cultivation of key customers. Hangzhou Xinzi carefully selects a benchmark enterprise among second-tier component enterprises to develop close partnerships with each year. In 2020, they focused on cultivating Jiangsu Zhengxin Photoelectric Enterprise, which boasts the distinction of being India’s first brand with a production capacity exceeding 6GW. The successful development of Zhengxin Optoelectronic Enterprise has driven a considerable scale of customer acquisition. In 2021, Hangzhou Xinzi successfully established partnerships with the top 20 component enterprises, such as Huangshan Fule, Zhejiang Gepu, and Suzhou Tenghui, resulting in steady revenue growth and continuous reduction in sales expenses.

●	Steadily expand the production capacity. By investing over 30 million CNY (approximately $4,234,417.20 USD) in equipment technical transformation in 2022, the Company aims to enlarge Hangzhou Xinzi’s production scale and establish a solid foundation for future output of 8GW devices, ensuring the completion of targets set forth in the upcoming five-year plan.

●	Actively explore overseas markets. In 2022, Hangzhou Xinzi broke through zero exports for the first time. Hangzhou Xinzi plans to export up to $3 million of its products in 20234 and has already started to develop relationships in the Vietnam market, such as with Vietnam Bowert Technology Co., Ltd and Vietnam Green Energy Commercial Service Co., Ltd. Currently, Hangzhou Xinzi has entered into a cooperation agreement with Vietnam Green Energy Commercial Services Co., Ltd. for its EVA Film.

●	Actively set up production bases in photovoltaic cluster areas. Hangzhou Xinzi will introduce products to the module companies in the industrial cluster park. Hangzhou Xinzi has established a production base in Suqian Development Zone and established Suqian Taijing New Material Technology Co., LTD. We plan to invest in 8 co-extruded film production lines in the first phase. Because there are first and second-line photovoltaic enterprises such as TRW, Artus, and Zhengxin PV in the park, the production capacity reaches 30GW. At present, the Company is the only government-introduced film production enterprise in the park. The government of the development zone will introduce 50-100 million CNY (approximately 7 to 14 million USD) industrial funds and give favorable support policies. Hangzhou Xinzi put co-extruded film into normal production in October 2023. Co-extruded file is two or more different raw materials that are extruded through a three-layer distributor and mold, and the film is cooled and rolled by embossing molding in the way of casting. This is a new economic growth point for the Company, which we believe will enable Hangzhou Xinzi to quickly enter the first-line photovoltaic enterprises of TRW and Attus in the development zone. We believe this will lay a solid foundation for the future development of Hangzhou Xinzi.

●	Actively uses equity financing in addition to direct financing to grow Hangzhou Xinzi. To ensure Hangzhou Xinzi’s intended rapid growth, the Company continues to seek cooperation from large enterprises in the domestic capital market — listed companies. The Company will continue to explore all these channels and make choices in the best interest of the Company.

●	A thorough detailed plan on a listing to a national American exchange and five-year middle-term plan: The Company has formulated the basic framework for a five-year development plan, with the goal of increasing sales by 30% per year.

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Competitive Advantages

Hangzhou Xinzi has several competitive advantages:

●	New energy industry alignment with national strategy: The new energy industry is an emerging sector that aligns with the national strategy, particularly considering the country’s goal to achieve a carbon peak by 2030 and carbon neutrality by 2060. We believe solar power generation, specifically photovoltaic technology, is a key player in this industry with strong market potential and significant growth opportunities within specific segments. The packaging film products for photovoltaic cells will fully benefit from the downstream demand for photovoltaic modules and continue to experience growth.

●	Parent company’s focus on packaging films: The Company has attached great importance to developing and researching packaging films since 2010. From 2010 to 2014, Hangzhou Xinzi was the only domestic solar EVA film production solutions provider. Since 2016, Hangzhou Xinzi has undertaken specialized research, development, and production of solar cell packaging materials by taking over all the parent company’s production technology formulas and related product invention patents. After 14 years of research, development, and production in solar cell packaging adhesive film materials, we have accumulated rich experience and technology for the photovoltaic industry and our own enterprise development.

●	Competitive advantage through research and development: The enterprise enhances its competitive advantage by means of self-training, recruiting highly skilled personnel, establishing a product research and development center, and continuously developing new products and technologies to meet market demand. Hangzhou Xinzi has maintained its status as a national high-tech enterprise for five consecutive years. In 2023, it successfully obtained certification from Hangzhou Municipal Enterprise Technology Research and Development Center and Zhejiang Province Specialized and New Enterprise Certification. Currently, the Company, through certain subsidiaries, possesses 5 invention patents, 1 software copyright, and 19 utility model patents. Hangzhou Xinzi currently offers a complete range of products in the industry, including high-transmittance packaging film, functional film, POE co-extrusion film, EPE co-extrusion white film, and other products.

●	Product advantages and market presence: Hangzhou Xinzi believes they have product advantages in customized products, market segment technology, and product cost control. Its products are exported to both domestic and international markets. Hangzhou Xinzi has established a strong brand presence and participated in developing EVA encapsulation film group standards issued by the National Association of Small and Medium Enterprises.

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TUV Certification

Hangzhou Xinzi received its EVA TUV certification on September 11, 2020, which is valid until January 10, 2026. Hangzhou Xinzi received its POE TUV certification on December 5, 2022, which is valid until December 5, 2027.

Companies are facing a sizeable challenge in the Chinese market, with consumers increasingly caring about product quality and safety. TUV Certification is internationally recognized with a high degree of authority and credibility assuring that a product, service, or process has been thoroughly tested for safety, quality, and sustainability. These tests include conformity with international, regional, and national regulations or standards. Hangzhou Xinzi is currently collaborating with each of Wuxi Suntech Solar Power Co., LTD, Suzhou Tenghui photovoltaic Technology Co., LTD and Zhengtai Aneng Digital Energy (Zhejiang) Co., LTD to obtain TUV third-party certification. These certifications are very important as they demonstrate that Hangzhou Xinzi’s products meet international requirements and can be used safely.

The certification process required Hangzhou Xinzi’s adhesive film to be tested to meet the standard requirements. Strict review and testing was carried out on the design, production and performance of Hangzhou Xinzi’s adhesive film to ensure that it meets international standards and specifications.

TUV certification helps enterprises to identify potential quality problems and safety hazards and make timely improvements, so as to enhance the overall quality and performance of its products. If the standards are met, a TUV certificate or UL certificate (which means the product or service meets local and federal environmental and safety regulations) will be issued.

If all quality indicators meet the requirements of TUV and UL quality systems, and a TUV certificate is given to a company, its products will be officially imported into a procurement directory. Many countries and regions require corresponding certification marks for imported products, especially those related to safety and environmental protection. Obtaining TUV certification can make it easier for enterprises to enter into these markets with their products and gain the trust and recognition of consumers. TUV review and testing also plays an important role in improving the brand image and market competitiveness of products.

We believe TUV certification will help Hangzhou Xinzi increase the sales of its products. Since its certifications, Hangzhou Xinzi’s products have been imported into the procurement directory and it is better positioned to recommend its products.

Expansion

At present, a strategic investment agreement has been signed with Suqian Economic Development Zone. Hangzhou Xinzi has established a production base in the Suqian Development Zone via Suqian Taijing New Material Technology Co., Ltd. Hangzhou Xinzi initially plans to invest in 8 co-extrusion film production lines. These lines will increase Hangzhou Xinzi’s production capacity, enabling them to meet the growing demand for solar photovoltaic components. Due to the presence of first and second tier photovoltaic enterprises such as Trina Solar (Suqian) Optoelectronics Co., LTD, Artes Sunshine Power Group Co., LTD, and Hengxin Optoelectronic Technology Co., LTD in this same location, the production capacity has reached 40GW.

A production capacity of 40GW in this zone, which translates to approximately 400 million square meters of photovoltaic panels annually, will have a demand for 800 million square meters of co-extrusion film to encapsulate these panels.

We intend to use funds from this offering to increase production and operations to increase our market share. Hangzhou Xinzi’s top 10 customers have an actual production capacity of 20GW. If we continue to deeply explore the top 10 customers and given the Suqian Development Zone has an existing market demand of 40GW, Hangzhou Xinzi is well positioned to build on this expansion.

This also underscores the importance of Hangzhou Xinzi’s investment to meet the significant demand for materials like co-extrusion film in the solar energy industry.

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The Suqian Economic Development Zone is a national level high-tech development zone, with over ten photovoltaic enterprises in the area. The industrial chain is relatively complete, but the lacks adhesive film enterprises. We believe that investing in this area has important commercial value as Hangzhou Xinzi can fill the gap as it relates to adhesive film enterprises.

Green Commitment

Through Hangzhou Xinzi, we are committed to green energy and reducing our carbon footprint. Hangzhou Xinzi’s manufacturing process generates very little pollution. Water is used for cooling water circulation, and a small amount of exhaust gas is discharged after being treated with carbon dioxide adsorption to meet emission standards. The exhaust gas is tested twice a year, and employees are checked for occupational diseases once a year. The Company applied to the Economic and Information Bureau of Lin’an District, Zhanzhou City, Zhejiang Province for a “green factory” certification which it received on April 28, 2024.

Green certifications are credentials that show a company’s commitment to environmental responsibility and energy efficiency. In order to receive “green factory” certification, a company must encompass the following: (i) green energy utilization, using renewable energy, in Hangzhou Xinzi’s case, building photovoltaic proofs, (ii) green resource utilization, such as recycling of water resources, per-acre performance, reducing the emissions of toxic and hazardous materials, making full use of wasted heat, (iii) green infrastructure, (iv) green industrial technology, such as high-tech production processes, energy conservation and engaging in environmental protection, (v) green ecological environment, such as utilizing green coverage and low emission waste, and (vi) green operation and management, such as effective management plans and implementation of the all the above.

Regarding the EVA film produced by Hangzhou Xinzi, there is a small amount of leftover material generated. Hangzhou Xinzi then recycles and reuses it for production. There is an additional small amount of waste that is generally repurchased by a local shoe factory for its use. The main raw materials EVA and POE do not contain toxic and harmful substances. Hangzhou Xinzi has a dedicated chemical warehouse for storage of any hazardous materials. The local government conducts regular chemical safety evaluations, which are supervised by the government safety regulatory departments. As of the date of this prospectus, there have been no accidents caused by improper management and use of hazardous chemicals and Hangzhou Xinzi has passed all inspections.

Competition

The industries in which we are operating are competitive and evolving. Some of our competitors have significantly more financial, personnel, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may also have more extensive client bases, greater brand recognition and brand loyalty and broader partner relationships than us. We believe that our ability to compete effectively for clients and garner increased market share will depend on many factors, including our advanced and proprietary technology and technological capabilities, the variety of our product offerings, user experience with our products, effectiveness of our products, the expertise of our management team, the track record of our performance, our partnerships with third parties, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business continues to grow, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Branding, Sales and Marketing

As our businesses cover various parts in China, our in-house marketing department, which consists of experienced professionals, is responsible for coordinating our marketing efforts. While we acquire a majority of our clients through bidding processes, in order to promote our sales and broaden our customer reach, our marketing team also utilizes word-of-mouth and direct client outreach to build relationships and demonstrate the value of our solar PV films. Our approach focuses on personalized communication and leveraging our existing network to expand our reach within the renewable energy sector.

Our products have a demonstrated record of brand awareness in the industry, which is evidenced by our ability to maintain loyal clients and our successful bidding results in the fierce competition for services. We believe our ever-improving and our dedication to our clients will serve as a marketing force.

Research and Development

We continue to invest in research and development to provide our customers with products that add value and that provide a better and differentiated solution than our competitors. We aim for our products to stay in the forefront of current and future market demands. Whether it is for an advancement of current technology yield and manufacturing improvement, enabling improved technology, or the development of a new product in our core or emerging markets, we are committed to product excellence and longevity.

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We conduct durability testing and performance evaluation on the PV Films and optimize and adjust based on the Results. We also verify the process stability and production feasibility of all of our PV Films.

The Company has spent $712,790 in the 6 months ending June 30, 2023 $1,609,930 for the year ended December 31, 2023 and $700,363 for the year ended December 31, 2022 on research and development.

Credit Lines

To address working capital needs, Hangzhou Xinzi has credit lines from several banks as follows:

	Bank Name	Maturity	Interest Rate	December 31, 2023		Collateral/Guarantee
1	Shanghai Pudong Development Bank	April 2025	4.0%		19.65	Guarantee: Yanling Meng, Jianhua Ma Collateral: Yanling Meng’s apartment
2	Shanghai Pudong Development Bank	April 2025	4.0%		42.10	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd. Collateral: Yanling Meng’s apartment
3	Zhejiang Lin ‘an Rural Commercial Bank	February 2025	4.430%		70.17	Collateral: Hangzhou Xinzi Energy Co., Ltd.’s property
4	Zhejiang Lin ‘an Rural Commercial Bank	February 2025	5.5%		70.17	Guarantee: Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd.
5	Zhejiang Lin ‘an Rural Commercial Bank	October 2024	5.50%		70.17	Guarantee: Yanling Meng, Jianguo Lin, Hangzhou Yiyang Solar Technology Co., Ltd.
6	Ningbo Commerce Bank	October 2024	4.80%		28.07	Guarantee: Yanling Meng, Hangzhou Xinzi Energy Co., Ltd.
7	China Zheshang Bank Co., Ltd.	September 2024	4.98%		70.17	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
8	China Zheshang Bank Co., Ltd.	April2025	4.8%		68.77	Guarantee: Yanling Meng, and Hangzhou Financing Guarantee Group Co. Ltd.
9	Bank of Jiangsu	August 2024	4.50%		18.76	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
10	Bank of Jiangsu	August 2024	4.5%		31.83	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
11	Bank of Jiangsu	August 2024	4.50%		15.34	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
12	Bank of Jiangsu	August 2024	4.50%		4.25	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.

13	Industrial Bank Co., Ltd.	June 2025	3.90%		140.34	Guarantee: Yanling Meng, Hangzhou Yiyang Solar Technology Co., Ltd.
	Totals			USD$	649.78

Working Capital Loan Contracts have similar material terms across all banks.

Hangzhou Xinzi can only use the funds it draws down as described in each contract. If the loan becomes overdue, the bank has the right to an additional 50% of penalty interest. Hangzhou Xinzi can only draw down on its respective lines of credit once certain conditions have been met. Additionally, the banks have the right to disallow Hangzhou Xinzi from drawing down funds if Hangzhou Xinzi defaults on certain conditions, as defined in each contract.

Hangzhou Xinzi can extend the contracts by written request prior to the maturity date, with the banks’ consent. Hangzhou Xinzi can only prepay the loan amount with the banks’ consent.

Each contact is governed by the laws of the PRC. In the case of any dispute arising from the performance of the contact, both parties may negotiate or mediate. If no resolution is agreed to, the dispute shall be settled by (i) filing a lawsuit with the people’s court of the place where Jiangsu Bank is located, (ii) applying to the arbitration commission for arbitration, or (iii) filing a lawsuit with the people’s court at the place where the contract was signed.

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Intellectual Property

Trademarks

As of the date of this prospectus, Hangzhou Xinzi Photoelectronic Technology Co., Ltd has a total of 6 registered trademarks, the details of which are as follows:

Serial Number	Beneficial Owner	Trademark Registration Number	Registered Trade Name/Design	Approved Usage Category	Registration Validity Period	Place Of Registration
1.	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	56430542		Class 17	January 6,2032	China

2.	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	56332477		Class 17	December 20, 2031	China

3.	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	23214142		Category 9	June 6, 2028	China

4.	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	8286233		Category 9	June 13, 2031	China

5.	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	8286193		Class 17	May 14, 2031	China

6.	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	8286216		Class 17	June 27, 2031	China

Upon verification from our counsel, in September 2022, Zhejiang Tongjie transferred the above-mentioned registered trademarks to Hangzhou Xinzi and obtained approval and announcement from the Trademark Office. Our counsel believes that Hangzhou Xinzi legally obtained and rightfully owns the above-mentioned registered trademarks.

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Patents

According to the patent certificate provided by the Company and the website of the State Intellectual Property Office through our counsel, as of the date of this report, Hangzhou Xinzi and its subsidiaries have a total of 30 patents, including 11 invention patents and 19 utility model patents, all in the jurisdiction of China, the details of which are as follows:

#	Patentee	Application/Patent Number	Type	Patent Name	Filing Date	Expiration	Status	Description
1	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2017100156259	Invention	A waterproof treatment device for solar thin film batteries	January 10, 2017	January 10, 2037	authorization	Waterproof treatment device
2	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2017201749045	utility model	An Intelligent Temperature Control System for Screw Barrels in EVA Film Production Line	February 24, 2017	February 24, 2037	authorization	Temperature intelligent control system
3	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2023214881945	utility model	supply and discharge device for EVA film production	June 12, 2023	June 12, 2033	authorization	The field of raw material supply and discharge technology
4	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2023214881926	utility model	A EVA solar energy packaging adhesive film conveying device	June 12, 2023	June 12, 2033	authorization	Technical field of packaging film conveying device
5	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2023214881930	utility model	A winding device for packaging EVA film in solar photovoltaic modules	June 12, 2023	June 12, 2033	authorization	Technical field of winding device

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6	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2023219199789	utility model	A specialized packaging box for photovoltaic packaging film	July 20, 2023	July 20, 2033	authorization	Photovoltaic packaging film transportation technology field
7	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2023217195618	utility model	An auxiliary spraying device for solar energy packaging adhesive film	July 3, 2023	July 3, 2033	authorization	Solar energy packaging film technology field
8	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2023102558079	invention	A fire-resistant EVA foam film for wires and cables and its preparation method	March 16, 2023	March 16, 2043	Substantive examination	Fireproof EVA foam film
9	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2023103110962	invention	A PLA-POE composite material and its extrusion molding device	March 28, 2023	March 28, 2043	Substantive examination	PLAPOE- composite materials and their extrusion molding equipment
10	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2023103112440	invention	Processing of released silkworm cocoon structure using a POE material	March 28, 2023	March 28, 2043	Substantive examination	Drying device for processing biomimetic silkworm cocoon structure
11	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216894876	utility model	A cooling and shaping system for EVA film production line	August 13, 2020	August 13, 2030	authorization	Cooling and shaping system
12	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216887232	utility model	A mixing device for EVA particles and medicine in a solar adhesive film production line	August 13, 2020	August 13, 2030	authorization	Mixing device, including mixing drum and feeding device
13	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216891721	utility model	A distance adjustment mechanism for the flower roller and rubber roller in the casting process	August 13, 2020	August 13, 2030	authorization	Distance adjustment mechanism
14	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216888790	utility model	A water-saving EVA film casting and forming cooling roller structure	August 13, 2020	August 13, 2030	authorization	Cooling roller structure

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15	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216900627	utility model	A cooling roller structure for EVA film production cooling and forming	August 13, 2020	August 13, 2030	authorization	Cooling roller structure
16	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2011103375439	invention	Preparation method of EVA film with aging resistance and yellowing resistance	October 31, 2011	October 31, 2031	authorization	Preparation method of EVA film
17	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2015108198176	invention	A solar panel with light detection	November 24, 2015	November 24, 2035	authorization	Solar panels
18	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2013106466180	invention	EVA film for solar cell packaging and its preparation method	December 4, 2013	December 4, 2033	authorization	EVA thin film and its preparation method
19	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2018109053553	invention	A weather resistant solar cell packaging adhesive film	August 10, 2018	August 10, 2038	authorization	New energy material additive technology field
20	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216890926	utility model	A cooling roller mechanism for EVA film production line	August 13, 2020	August 13, 2030	authorization	Cooling roller mechanism
21	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216889666	utility model	A EVA film extrusion molding device	August 13, 2020	August 13, 2030	authorization	Extrusion molding device
22	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216893750	utility model	A mixing device for adhesive film production system	August 33, 2020	August 13, 2030	authorization	Mixing device
23	Hangzhou Xinzi Photoelectronic Technology Co., Ltd	CN2020216893727	utility model	A cooling structure for EVA film forming flower rollers	August 13, 2020	August 13, 2030	authorization	Flower roller cooling structure
24	Hangzhou Yiyang Photovoltaic Technology Co., Ltd	CN202021691293X	utility model	A screening device for EVA particle mixture	August 13, 2020	August 13, 2030	authorization	Particle mixing screening device

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25	Hangzhou Yiyang Photovoltaic Technology Co., Ltd	CN2020216894081	utility model	A rotating solar cell module display stand	August 13, 2020	August 13, 2030	authorization	Component display rack
26	Hangzhou Yiyang Photovoltaic Technology Co., Ltd	CN202321488195X	utility model	A photovoltaic packaging adhesive film recycling device	November 24, 2023	November 24, 2033	authorization	Technical field of recycling equipment
27	Hangzhou Yiyang Photovoltaic Technology Co., Ltd	CN2023214881964	utility model	A control device for adjusting the tension of film winding	June 12, 2023	June 12, 2033	authorization	Technical field of film winding equipment
28	Hangzhou Yiyang Photovoltaic Technology Co., Ltd	CN2023103215095	invention	A POE composite film for photovoltaic module packaging and its tensioning device for processing	March 29, 2023	March 29, 2043	Substantive examination	Poe composite film and its tensioning device for processing
29	Hangzhou Yiyang Photovoltaic Technology Co., Ltd	CN202310320947X	invention	A super transparent EVA film and its processing equipment	March 29, 2023	March 29, 2043	Substantive examination	EVA film processing technology field
30	Hangzhou Yiyang Photovoltaic Technology Co., Ltd	CN2023103213225	invention	A low melting white EVA photovoltaic film traction device	March 29, 2023	March 29, 2043	Substantive examination	EVA film production technology field

Among the patents, numbers 8, 9, 10, 28, 29, and 30 are still under substantive review, while all of the others have been authorized. All patents are owned by the Company’s operating entities and there are no licensed patents.

To protect these intellectual property rights, the operating entities primarily rely upon the relevant intellectual property laws of the PRC. However, there is no assurance that this form of protection will be successful in any given case, particularly since the laws of the PRC do not protect proprietary rights as fully as in the United States. As of the date of this prospectus, the operating entities’ intellectual property rights have not been subject to any adverse claims. The operating entities have not been involved in any litigation or other claims related to any third party’s intellectual property rights.

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Seasonality

Hangzhou Xinzi’s operations are not highly seasonal, although there are certain exceptions.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain property insurance to protect our equipment and other properties essential to our business operation against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage sufficient and in line with market practices for our business operations in China.

Legal Proceedings

From time to time, we are involved in various legal, administrative, and regulatory proceedings, claims, demands and investigations relating to our business, which may include our operating entities’ claims for breach of contract against suppliers, manufacturers business partners, or customers that we sell our products to who have failed to timely pay us under the underlying contract. Under our customer agreements, the customers agree to pay us within approximately three months. Upon default, we routinely initiate a claim in court to protect our interests through litigation. Although we are generally successful in receiving favorable judgments and we have rarely encountered any counterclaims, we cannot provide you any assurances regarding how any such litigation will be resolved, what benefits we will obtain or what losses we might incur. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors—Risks Relating to Our Business and Industry—We are currently involved in pending litigation” and “Risk Factors—Risks Relating to Our Business and Industry— Our operating entities’ are exposed to credit risks of their customers.

REGULATIONS

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on the operating entities’ business in the PRC. This summary does not purport to be a complete description of all the laws and regulations that apply to the operating entities’ business. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Foreign Investment

PRC Company Law and Foreign Investment Laws

The PRC Company Law was adopted by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on December 29, 1993, and was last amended on October 26, 2018 (the “Company Law”). The Company Law governs the establishment, operations and management of corporate entities in the PRC. On December 24, 2021, the SCNPC issued a draft revision to the Company Law (the “Draft Revision”) and made it available for public comments. The Draft Revision provides additional stipulations regarding a corporate entity’s establishment, liquidation, organizational structure and capital system, strengthens the responsibilities of shareholders and management personnel, and highlights corporate social responsibility. Foreign invested enterprises (“FIEs”) must comply with the Company Law, unless the PRC foreign investment laws provide otherwise.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”) was adopted by the National People’s Congress of the PRC (the “NPC”) on March 15, 2019 and came into force on January 1, 2020. The Foreign Investment Law grants national treatment to an FIE except when such enterprise operates in industries deemed to be “encouraged,” “restricted,” or “prohibited.” The Catalog of Encouraged Industries for Foreign Investment (2020 Edition) (the “Catalog”) lists the “encouraged” industries for foreign investment. The Catalog was promulgated jointly by the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce (the “MOFCOM”) on December 27, 2020 and became effective on January 27, 2021. The Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2021 Version) (the “Negative List”) identifies the “prohibited” and “restricted” industries for foreign investment. The Negative List was promulgated jointly by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 1, 2022. The Catalog and the Negative List contain specific market entrance rules for foreign investment in different industries. If the investment falls within the “encouraged” category, such foreign investment will be entitled to certain preferential treatment and benefits extended by the government. If the investment falls within the “restricted” category, such foreign investment will be permitted to the extent that it satisfies certain restrictions under the PRC laws. If the investment falls within the “prohibited” category, such foreign investment will be prohibited. If the investment falls within an industry not included in the Negative List, such foreign investment will be allowed, unless it is specifically prohibited or restricted by other PRC laws and regulations.

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The Implementing Regulations of the Foreign Investment Law (the “Implementing Regulations”) were promulgated by the State Council of the PRC (the “State Council”) on December 26, 2019 and came into effect on January 1, 2020. According to the Implementing Regulations, an FIE must be registered with the State Administration for Market Regulation (the “SAMR”) or its authorized local counterparts. A foreign investor or an FIE must submit investment information to the MOFCOM or its local counterparts via the enterprise registration system and the enterprise credit information publicity system. The Foreign Investment Law and the Implementing Regulations apply to the investment made by an FIE in the PRC.

The Measures on Reporting of Foreign Investment Information (the “Reporting Measures”), promulgated jointly by the MOFCOM and the SAMR on December 30, 2019, came into effect on January 1, 2020. The Reporting Measures replaced the Provisional Measures on Record-filing Administration over the Establishment and Change of Foreign-invested Enterprises. Pursuant to the Reporting Measures, an FIE must report investment information for establishment, modification, dissolution and annual reports of the FIE.

According to our PRC legal counsel, Beijing Guantao Law Firm, as of the date of this prospectus, neither the Company nor any of the operating entities has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC Company Law or foreign investment laws.

M&A Rules

On August 8, 2006, the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation (the “SAT”), the China Securities Regulatory Commission (the “CSRC”), the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange (the “SAFE”) jointly promulgated the Regulations on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”). The M&A Rules came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules require a foreign investor to obtain necessary approvals when the investor (i) acquires the equity of a Chinese enterprise so as to convert the Chinese enterprise into an FIE; (ii) subscribes for new equity of a Chinese enterprise so as to convert the Chinese enterprise into an FIE; (iii) establishes an FIE, which purchases and operates the assets of a Chinese enterprise; or (iv) purchases the assets of a Chinese enterprise, and then invests such assets to establish an FIE. The M&A Rules, among other things, further require that an offshore special purpose vehicle (the “SPV”), formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the CSRC’s approval prior to listing such SPV’s securities on an overseas stock exchange, especially in the event that the SPV acquires shares or an equity interest in the PRC companies by offering the shares of any offshore companies. Pursuant to Article 11 of the M&A Rules, where a Chinese company, enterprise or natural person intends to acquire their related Chinese company in the name of an offshore company which they lawfully established or control, such acquisition shall be subject to the examination and approval of the MOFCOM.

According to our PRC legal counsel, Beijing Guantao Law Firm, as of the date of this prospectus, the Company and each of the operating entities are in full compliance with the M&A Rules in China, and there have not been notifications of any non-compliance.

Overseas Listing

On July 6, 2021, the relevant PRC government authorities released the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities.

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On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, and collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), which stipulate that Chinese-based companies, or the issuer, shall fulfill the filing procedures after the issuer makes an application for initial public offering and listing in an overseas market, and certain overseas offering and listing such as those that constitute a threat to or endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law, may be prohibited under the Draft Rules Regarding Overseas Listing. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

According to our PRC legal counsel, Beijing Guantao Law Firm, as of the date of this prospectus, neither we nor the PRC operating entities have been subject to any investigation, or received any notice, warning, or sanction from the CSRC or other applicable government authorities related to this offering. However, are required to file with the CSRC as we did not obtain approval from the SEC and Nasdaq for this offering and listing before March 31, 2023. When we file with the CSRC for this offering and listing, there is no assurance that we can complete such filing in a timely manner or even at all. Any failure by us to comply with such filing requirements may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

In addition, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued the Measures for Cybersecurity Review (Revision Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

According to our PRC legal counsel, Beijing Guantao Law Firm, we are not subject to cybersecurity review by the CAC, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures.

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Business Operation in Hangzhou Xinzi’s industry

Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract containing provisions such as the term of the lease, the intended use of the premises, the respective parties’ liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

As of the date of this prospectus, all of our corporate offices and facilities are located on leased real property. We and the operating entities are entitled to occupy and use such property pursuant to relevant agreements with lessors. According to our PRC legal counsel, Beijing Guantao Law Firm, as of the date of this prospectus, all such lease agreements have not been registered with the relevant government authorities in compliance with the PRC laws and regulations. However, such non-compliance will neither affect the validity of the lease agreements nor affect the operating entities’ business.

Environmental Protection

The Environmental Protection Law of the PRC (the “Environmental Protection Law”) was promulgated and became effective on December 26, 1989 and was most recently amended on April 24, 2014. Pursuant to the Environmental Protection Law, an environmental impact assessment shall be conducted as legally required in the construction of a project impacting the environment. The pollution prevention and control installations in a construction project must be designed, built and put to use simultaneously with the body of the project.

The Environmental Impact Assessment Law of the PRC (the “Environmental Impact Assessment Law”) was promulgated on October 28, 2002, and last amended on December 29, 2018. The Environmental Impact Assessment Law implements classified administration of environmental impact assessments for construction projects in accordance with the degree of environmental impact of construction projects. In the event of any possible significant environmental impact, an environmental impact report shall be prepared for comprehensive assessment of the environmental impact. In the event of any slight environmental impact, an environmental impact statement shall be prepared for analysis or assessment of specific items relating to the environmental impact. In the event of minimal environmental impact which does not warrant an environmental impact assessment, an environmental impact registration form shall be completed. Where the environmental impact assessment documents of a construction project are not examined or approved by the relevant examination and approval authorities, the construction shall not be permitted to commence.

According to our PRC legal counsel, Beijing Guantao Law Firm, as of the date of this prospectus, the operating entities have provided the required environmental impact assessments to the relevant government authorities. As of the date of this prospectus, none of the operating entities have received any notice of noncompliance by any relevant government authorities.

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Intellectual Property Rights

Trademarks

The Trademark Law of the PRC (the “Trademark Law”) was promulgated by the SCNPC on August 23, 1982, was last revised on April 23, 2019 and became effective on November 1, 2019. According to the Trademark Law, any natural person, legal person or other organization that needs to obtain the exclusive right to use a trademark for its goods or services in the course of manufacturing and business activities shall apply to the trademark office of the administrative department for industry and commerce under the State Council for trademark registration. A registered trademark refers to a trademark that is registered with the approval of the trademark office.

The owner of a registered trademark enjoys the exclusive right to use the trademark. A registered trademark shall be valid for 10 years, commencing from the date when its registration is approved. The exclusive right to use a registered trademark shall be limited to trademarks which are registered upon approval and to the commodities on which the use of a trademark is approved.

According to the Trademark Law, if anyone uses a trademark that is similar to a registered trademark on the same kind of goods, or uses a trademark that is identical with or similar to the registered trademark on similar goods, without the authorization of the registered trademark owner, and the use is likely to cause confusion, such use shall constitute infringement on the trademark owner’s exclusive right to use the registered trademark. Any dispute over infringement upon the exclusive right to use a registered trademark shall be resolved through negotiation. Where the parties concerned refuse to negotiate or a negotiation fails, the trademark registrant or any interested party may file a lawsuit in the court, or request the administrative department for industry and commerce to deal with the dispute.

As of the date of this prospectus, the PRC operating entities have eight registered trademarks in the PRC.

Domain name

The Administrative Measures for Internet Domain Names was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. It applies the “first-to-file” principle to domain name registration service, unless otherwise provided in relevant rules.

According to the Interpretation of the Supreme People’s Court on several issues concerning the Applicable Law in the trial of civil cases involving network domain names promulgated on July 17, 2001 and amended on December 29, 2020, where the court determines that the registration and use of a domain name constitutes infringement or unfair competition, it may order the defendant to stop the infringement or cancel the domain name, or, at the request of the plaintiff, order the plaintiff to register and use the domain name. If actual damage is caused to the right holder, the defendant may be ordered to compensate for the loss.

As of the date of this prospectus, the PRC operating entities have one registered domain name in the PRC.

As of the date of this prospectus, to the best of our knowledge, we have legally obtained adequate copyrights, trademarks and domains names to support our operations and as our business develops, we may need to apply for or obtain more intellectual rights. To the best of our knowledge, neither we, nor any of the operating entities have infringed, nor have we received any notice of infringement or been subject to any disputes regarding the intellectual property of others since our inception.

Taxation

Enterprise Income Tax (“EIT”)

According to the Enterprise Income Tax Law of the PRC (the “EIT Law”) and the Implementation Rules of the EIT Law, an enterprise established outside the PRC with a de facto management body within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes. An enterprise which is established under the laws of foreign countries and has no de facto management body within the PRC, but has established institutions or premises in the PRC, or has no such institutions or premises but has income generated from the PRC, is considered as a non-resident enterprise. EIT shall be applicable at a uniform rate of 25% to both resident and non-resident enterprises. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established in the PRC, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC at the rate of 20%. A PRC withholding tax at the rate of 10% is applicable to dividends payable to foreign investors that are non-resident enterprises to the extent that such dividends have their sources within the PRC, unless otherwise provided in any applicable tax treaty. Similarly, any gain realized on the transfer of equity interests by such investors is subject to the EIT at the rate of 10% if such gain is regarded as income derived from the PRC.

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According to our PRC legal counsel, Beijing Guantao Law Firm, the applicable EIT rate of the PRC operating entities is 25%. As of the date of this prospectus, we believe that we are in full compliance with the EIT Law and rules in China, and there have not been any notifications of any instances of non-compliance provided to us or any of the operating entities by the relevant government authorities.

Value-added Tax (“VAT”)

Pursuant to the Pilot Scheme for Replacing Business Tax with Value-Added Tax (the “Pilot Scheme”), which was issued jointly by the Ministry of Finance of the PRC (“MOF”) and the SAT on November 16, 2011 and became effective on the same day, the VAT rate of 17% applies to movable property leasing services, the VAT rate of 11% applies to transportation and construction services, and the VAT rate of 6% applies to the other modern services, such as research and technical services, information technology services, cultural and creative services, and logistics support services. As of August 1, 2013, the Pilot Scheme has been implemented nationwide.

Pursuant to the Provisional Regulations on Value-added Tax of the PRC (the “VAT Regulations”), which was promulgated by the State Council on December 13, 1993, and was last amended and became effective on November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax of the PRC, which was promulgated by the MOF on December 25, 1993, and was last amended on October 28, 2011, entities or individuals in the PRC engaging in the sale of goods, services, intangible assets or real estate, the provision of processing, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated by subtracting “input VAT” from “output VAT.” Where a taxpayer engages in the sale or importation of goods, provision of processing, repairs and replacement services, or moving property leasing, the VAT rate is 17%, except as otherwise provided in the VAT Regulations.

According to our PRC legal counsel, Beijing Guantao Law Firm, the applicable VAT rate of the PRC operating entities is 6%. As of the date of this prospectus, we believe that we are in full compliance with the VAT rules and regulations in China, and there have not been any notifications of any instances of non-compliance provided to us nor to any of the operating entities by the relevant government authorities.

Employment and Social Welfare

Labor Contracts

Pursuant to the Labor Contract Law of the PRC, which was adopted by the SCNPC on June 29, 2007, was amended on December 28, 2012 and became effective on July 1, 2013, and the Regulations on Implementation of the Labor Contract Law of the PRC, which was promulgated by the State Council and became effective on September 18, 2008, a written labor contract should be concluded to establish a labor relationship. If no written labor contract is concluded as of the date of employment, such contract shall be concluded within one month as of the date of employment. If an employer fails to conclude a written labor contract with an employee for more than one month but less than one year as of the date of employment, the employer shall pay the employee two times his monthly salary. In addition, if an employer fails to conclude a written labor contract with an employee within one year as of the date of employment, the employer shall be deemed to have concluded an open-ended labor contract with the employee.

According to our PRC legal counsel, Beijing Guantao Law Firm, the PRC operating entities have signed labor contracts with all of the employees, and there have not been notifications of any instances of non-compliance.

Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC (the “Social Insurance Law”), which was promulgated by the SCNPC on October 28, 2010, and was amended and became effective on December 29, 2018, employees shall participate in the basic endowment insurance, basic medical insurance, unemployment insurance, employment injury insurance and maternity insurance. The basic endowment, medical insurance and unemployment insurance premiums shall be jointly paid by employers and employees. The employment injury insurance and maternity insurance premiums shall be paid by employers rather than employees. An employer shall apply to the local social insurance agency for social insurance registration in accordance with the Social Insurance Law. In addition, an employer shall declare and pay social insurance premiums in full and on time. No postponement, reduction or exemption of payment shall be allowed without any force majeure or other statutory exceptions.

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According to the Regulations on Management of Housing Provident Fund, which was promulgated by the State Council, and was last amended and became effective on March 24, 2019, an employer needs to pay housing provident funds for its employees. A newly established entity shall register with the relevant housing provident fund management center within 30 days from the date of establishment, and open a housing provident fund account at a designated bank on behalf of its employees within 20 days from the date of registration. When hiring a new employee, an employer shall register with the housing provident fund management center within 30 days from the date of employment, and open a housing provident fund account of such new employee at a designated bank. An employer shall pay the full amount of the housing provident fund on time, and shall not be overdue in the payment or underpay the housing provident fund. The housing provident fund payment by both an employer and an employee shall not be less than 5% of the average monthly salary of the employee in the previous year. If an employer fails to make full payment of housing provident funds for its employees in accordance with relevant laws and regulations, the housing provident fund management center shall order such employer to make the payment within a prescribed time limit. If payment is still not made within the prescribed time limit, an application may be made to the court for compulsory enforcement.

As of the date of this prospectus, no administrative actions, fines or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the operating entities to settle the outstanding amount of social insurance contributions and housing provident fund contributions.

Foreign Currency Exchange and Dividend Distributions

Foreign Currency Exchange

According to the Regulations on the Foreign Exchange Control of the PRC (the “Foreign Exchange Administration Regulations”), which was promulgated by the State Council on January 29, 1996, and was last amended on August 5, 2008, payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, can be made in foreign currencies without prior approval from the SAFE. However, prior approval from the SAFE is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans. Under the Foreign Exchange Administration Regulations, if an FIE intends to pay dividends and provides certain evidencing documents (board resolution, tax certificates, etc.), such enterprise may purchase foreign currency without approval of the SAFE. If an FIE intends to engage in trade and services-related foreign exchange transactions and provides relevant commercial documents, such enterprise may purchase foreign currency without approval of the SAFE. An FIE may retain a certain amount of foreign currency, subject to a cap approved by the SAFE, to satisfy its foreign currency liabilities. In addition, foreign exchange transactions involving overseas direct investment, investment in securities, or derivative products must be registered with the governmental authorities in charge of foreign exchange administration, and must be approved or put on record by the other relevant governmental authorities where necessary.

The Circular on Reforming the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (the “SAFE Circular 19”) was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015. In comparison to the Foreign Exchange Administration Regulations, the SAFE Circular 19 provides greater flexibility to an FIE in converting foreign exchange capital in its capital account into Renminbi funds, and allows an FIE to use its converted Renminbi funds to make equity investments in China after performing required procedures. Under the SAFE Circular 19, an FIE may choose to convert any amount of foreign exchange capital in its capital account into Renminbi funds according to its actual business needs. The converted Renminbi funds will be kept in a designated account. If an FIE intends to initiate a new foreign exchange transaction in its capital account, it must provide supporting documents and go through the review process with the bank. An FIE is allowed to use its converted Renminbi funds only within the approved business scope.

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On June 9, 2016, the SAFE issued the Circular on Management of Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”), which reiterates some of the rules set forth in the SAFE Circular 19. According to the SAFE Circular 16, an enterprise may convert its foreign exchange capital, foreign debt, and funds recovered from overseas listing into Renminbi on a discretionary basis. The converted Renminbi funds may be used to extend loans to related parties or repay inter-company loans (including advances by third parties).

On October 23, 2019, the SAFE issued the Circular of Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), which expressly allows an FIE, which does not have equity investments in its approved business scope, to use capital obtained from foreign exchange settlement to make equity investments in China as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, the SAFE Circular 28 stipulates that any eligible enterprise in certain pilot areas may use receipts from registered capital, foreign debt and overseas listing, for the purpose of domestic payments, without providing authenticity supporting materials to relevant banks prior to such domestic payments.

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (the “SAFE Circular 59”), which became effective on December 17, 2012 and was amended on October 10, 2018. The SAFE Circular 59 substantially amends and simplifies the foreign exchange procedure. According to the SAFE Circular 59, approval or verification from the SAFE is not required for a foreign investor or an FIE: (i) to open various special purpose foreign exchange accounts, such as pre-investment expenses accounts, foreign exchange capital accounts, asset realization accounts, and guarantee accounts; (ii) to reinvest his lawful income derived in the PRC, such as profits, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment; or (iii) to remit foreign exchange capital as a result of capital reduction, liquidation, early repatriation or stock transfer. Multiple capital accounts for the same entity may be opened in different provinces.

On July 4, 2014, the SAFE promulgated the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”). According to the SAFE Circular 37, a Chinese resident must apply to a local SAFE branch to register foreign exchange before contributing money to an overseas SPV. An overseas SPV refers to an overseas company that is directly incorporated or indirectly controlled by a Chinese resident using its assets or rights and interests for the purpose of investments and financing. Following the initial registration, in the event of any alternation in the basic information, such as shareholders, name and operating duration of any individual Chinese resident, or key information, such as increases or decreases in capital, or equity transfers, swaps, consolidations, or splits, a Chinese resident must register the change in the foreign exchange with a local SAFE branch. In the event that a Chinese shareholder holding interest in an overseas SPV fails to fulfill the required SAFE registration, the SPV’s PRC operating entities may be restricted from making profit distributions to the offshore parent and prohibited from carrying out cross-border foreign exchange transactions, and the SPV may be restricted from contributing additional capital to its PRC operating entities. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

On February 13, 2015, the Circular of Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Circular 13”) was promulgated by the SAFE and took effect on June 1, 2015. The SAFE Circular 13 cancels registration and verification of foreign exchange under direct investment. Chinese and overseas investment entities can go directly to banks for registration for foreign exchange under domestic or overseas direct investment. The SAFE Circular 13 simplifies procedures for some direct investment-related foreign exchange transactions, and cancels annual check of foreign exchange for direct investment and replaces it with registration for accumulated equity in domestic and overseas direct investment.

Pursuant to the Circular 37, a PRC resident shall register with a local SAFE branch before he or she contributes assets or equity interests in an overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting overseas investment or financing. Failure to comply with the SAFE registration requirements could result in penalties for evasion of foreign exchange controls. The Circular No. 13 provides that banks can directly handle the initial foreign exchange registration and amendment registration under the Circular 37.

All of the PRC resident shareholders of our Company completed the initial foreign exchange registration on August 1, 2022.

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Dividend Distributions

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company incorporated in the Cayman Islands, we will be dependent on receipt of funds from our PRC operating entities.

Current PRC regulations permit our PRC operating entities to pay dividends to Hangzhou Xinzi only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other purposes, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Hangzhou Xinzi may be considered a non-resident enterprise for PRC tax purposes. Any dividends that our PRC operating entities pay to Hangzhou Xinzi may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

In order for us to pay dividends to our shareholders, we will rely on payments made from the operating entities in the PRC to Hangzhou Xinzi and the distribution of such payments indirectly to our Company. According to the PRC Enterprise Income Tax Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (i) the Hong Kong project must be the beneficial owner of the relevant dividends; and (ii) the Hong Kong project must directly hold no less than a 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. As of the date of this prospectus, Hangzhou Xinzi is more likely to be subject to the 10% withholding tax rate.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yanling Meng	55	Chief Executive Officer, and Chairman of the Board of Directors
Lei Ma	41	Director

Ms. Yanling Meng has served as the Chief Executive Officer and Chairman of the Board since July 2022. In April 2010, she founded Hangzhou New Energy Co., Ltd. (formerly known as Hangzhou New Photovoltaic Materials Co., Ltd.) and served as the General Manager. In 2011, she assumed the position of legal representative and Chairman of the Company, as well as the legal representative and Chairman of Xinzhi Industrial Co., Ltd. In 2016, she was awarded the title of Top Ten Outstanding Entrepreneurs by the People’s Government of Lin’an City. In her earlier career, from 1998 to 2002, she served as an editor at CCTV. From 2003 to 2004, Ms. Meng worked as a journalist at China Business News. From 2004 to June 2006, Ms. Meng served as a planning editor and journalist at China People’s Political Consultative Conference Newspaper. Ms. Meng graduated from the Hong Kong Institute of Finance with a degree in Finance. Ms. Meng holds the professional title of Senior Business Planner. The Company believes Ms. Meng’s significant experience in the solar industry qualifies her to serve on our board of directors.

Mr. Ma Lei has served as a director since October 2023. Prior to that, from October 2010 to December 2016, he served as the Assistant General Manager at Hangzhou Xinzi New Energy Co., Ltd. In December 2016, he also served as the Marketing Director of Hangzhou Xinzi Optoelectronic Technology Co., Ltd., overseeing market research and setting marketing directions. Mr. Ma Lei graduated from the Nanjing Army Command College, majoring in Law. Ma Lei graduated from American School of Business with a Doctorate in Business Administration (DBA). Mr. Ma Lei holds the title of Marketing Director. The Company believes that Mr. Ma Lei’s extensive experience in the solar energy industry qualifies him to serve as a member of our board of directors.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required. None of our directors has a service contract with us that provides for benefits upon termination of service.

All of our executive officers and directors reside within China for a significant portion of the time.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of [●], [●] and [●]. [●] will be the chairperson of our audit committee. We have determined that [●], [●] and [●] will satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that [●] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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Compensation Committee

Our compensation committee will consist of [●], [●] and [●]. [●] will be the chairperson of our compensation committee. We have determined that [●], [●] and [●] will satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of [●], [●] and [●]. [●].will be the chairperson of our nominating and corporate governance committee. We have determined that [●], [●] and [●] will satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

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In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our Company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions; and

●	appointing officers and determining the term of office of officers.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our board of directors will adopt a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association or the Nasdaq Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, or material misconduct inconsistent with the due and faithful discharge of the executive officer’s material duties. An executive officer may terminate his or her employment at any time with one month’s prior written notice.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

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Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our named executive officer during the years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Stock awards ($)	Option awards ($)(1)	All other compensation ($)	Total ($)
Yanling Meng -	2023	77,464.79	-	-	-	77,464.79
Chairman and Chief Executive Officer	2022	68,925.90	-	-	-	68,925.90

Our PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. We have set aside or accrued an aggregate of RMB0 (US$0) to provide pension, retirement or other similar benefits to our executive officers and directors.

Director Compensation

There is currently no agreement or arrangement to pay any of our directors for their services as directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares;

●	our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 15,000,000 Ordinary Shares outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering includes [●] Ordinary Shares outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 18 shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

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	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	Percent	Number	Percent
Directors and Executive Officers(1):
Yanling Meng	8,015,655	53.44%
Lei Ma	-	-

All directors and executive officers as a group (2 individuals):

5% Shareholders:
Jun Xu	1,439,010.00	9.59%
Jianguo Lin	770,906.00	5.14%
Tao Li	2,043,823.00	13.63%

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 128 Qingxian Road, Linglong Street, Lin ‘an District, Hangzhou City, Zhejiang Province.

Notes:

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may result in a change of control of our Company at a subsequent date.

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RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

None.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands, or the “Cayman Companies Act,” on July 12, 2022. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited Liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, our authorized share capital is US$ divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As of the date of this prospectus, there are 15,000,000 Ordinary Shares issued and outstanding. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] Ordinary Shares issued and outstanding held by at least [●] unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [●].

Listing

We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “[●].” This offering is contingent on the listing of our Ordinary Shares on the Nasdaq Capital Market. At this time, the Nasdaq Capital Market has not yet approved our application to list our Ordinary Shares. There is no assurance that such application will be approved, and if our application is not approved by the Nasdaq Capital Market, this offering will not be completed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [●]

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors, when paying dividends to shareholders, may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

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Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

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We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time, the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall revert to the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

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We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the Articles and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

●	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

●	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

Seven days’ notice (exclusive of the day on which notice is served or deemed to be served, but inclusive of the day for which notice is given) of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least seventy-five per cent of shareholders entitled to receive notice of some particular meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

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Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

●	he is prohibited by the law of the Cayman Islands from acting as a director;

●	he is made bankrupt or makes an arrangement or composition with his creditors generally;

●	he resigns his office by notice to us;

●	he only held office as a director for a fixed term and such term expires;

●	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

●	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

●	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

●	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

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The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

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Capitalization of Profits

The directors may resolve to capitalize:

●	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

●	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividends and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

●	distinguishes each share by its number (so long as the share has a number);

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

●	confirms the number and category of shares held by each member; and

●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

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	Delaware	Cayman Islands
Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

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	Delaware	Cayman Islands

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

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	Delaware	Cayman Islands
Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act but our post-offering amended and restated articles of association do not provide for cumulative voting.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

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	Delaware	Cayman Islands
Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.	The Cayman Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

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Delaware	Cayman Islands

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

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Delaware	Cayman Islands
	●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

	●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.

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	Delaware	Cayman Islands
Inspection of Corporate Records	Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.	The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.	The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

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Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (As Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or

(c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

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History of Share Issuances

The following is a summary of our share issuances since incorporation.

We were incorporated in the Cayman Islands as an exempted company with limited liability on July 12, 2022. We issued the following Ordinary Shares to our founding shareholders:

Shareholder	Date of Issuance	Number of Ordinary Shares
Jun Xu	July 19, 2022	1,439,010
Jianguo Lin	July 19, 2022	770,906
Jun Qiu	July 19, 2022	256,969
Lizhang Wang	July 19, 2022	363,864
Heping Chen	July 19, 2022	409,347
Hanqi Feng	July 19, 2022	90,966
Dongping Yue	July 19, 2022	45,483
Wenjun Zhang	July 19, 2022	416,280
Zhen Yin	July 19, 2022	462,540
Tao Li	July 19, 2022	2,043,823
LiXiong Chen	July 19, 2022	6,767
Yanling Meng	July 19, 2022	8,015,655
Jianlin Ma	July 19, 2022	678,390

Since incorporation, there have been no changes in the ownership of our Ordinary Shares. See “Principal Shareholders.” As of the date of this prospectus, we have an aggregate of 15,000,000 Ordinary Shares issued and outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market. Upon completion of this offering, we will have [●] outstanding Ordinary Shares held by public shareholders, representing approximately [●]% of our Ordinary Shares. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market could materially adversely affect prevailing market prices of our Ordinary Shares.

Lock-up Agreements

We have agreed not to, for a period of three months after the commencement of sales of the offering to, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative of the underwriters.

Furthermore, each of our directors, executive officers and shareholders of 5% or more of our Ordinary Shares has also entered into a similar lock-up agreement for a period of six months from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. These parties collectively own all of our outstanding Ordinary Shares, without giving effect to this offering.

Rule 144

All of our Ordinary Shares that will be outstanding upon the completion of this offering, other than those sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

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In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the number of Ordinary Shares then outstanding, which will equal approximately [●] shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased Ordinary Shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following discussion of material PRC, Cayman Islands, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the PRC, and the United States. To the extent that the discussion relates to matters of Cayman Island tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP our Cayman Islands legal counsel; to the extent it relates to the PRC tax law, it is the opinion of Beijing Guantao Law Firm, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Pursuant to section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary that:

●	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and

●	no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payment by us (i) on or in respect of our shares, debentures or other obligations; or (ii) by way of the withholding in whole or in part of any relevant payment as defined the Tax Concession Act (As Revised).

The undertaking is for a period of 20 years from April 25, 2022.

PRC Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the State Administration of Taxation (the “SAT”) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. The SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Xinzi is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Xinzi may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

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Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (the “Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect on January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Xinzi may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (i) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (iii) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Consequences

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (i) the cash we raise in this offering will generally be considered to be held for the production of passive income and (ii) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

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We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Revere Securities LLC, as representative of the underwriters, or the representative (collectively referred to as “underwriters”), in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally and not jointly agreed to purchase, on a firm commitment basis, and we have agreed to sell to each of the underwriters, the number of Ordinary Shares listed next to their names in the following table, at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Revere Securities LLC

Total	[●]

Our Ordinary Shares are offered subject to a number of conditions, including:

●	receipt and acceptance of our Ordinary Shares by the underwriters; and

●	the underwriters’ right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as absence of any material adverse change in our business or in the financial markets, the receipt by the underwriters of officer’s certificates and legal opinions and comfort letters from us, our legal counsels and our independent auditors.

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our Company.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable for not later than 45 days after the closing of this offering, to purchase up to 15% of the total number of Ordinary Shares offered by us at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase, and we will be obligated to sell the additional shares in about the same percentage of the additional Ordinary Shares as the number listed next to such underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the name of each underwriter in the preceding table.

Underwriting Discounts and Expenses

The underwriting discounts for Ordinary Shares to be sold in this offering are equal to seven percent (7%) of the initial public offering price.

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The following table shows the initial public offering price per share, total underwriting discount we will pay to the underwriters, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option. Because the actual amount to be raised in this offering is uncertain, the actual total underwriting discounts are not presently determinable and may be substantially less than the maximum amount set forth below.

	Per Share	Total(2)
Initial public offering price(1)	$
Underwriting discounts to be paid by us (7.0%)	$
Proceeds, before expenses to us	$

(1)	Initial public offering price per share is assumed as [●] per share, which is the midpoint of the range set forth on the cover page [●] this prospectus.
(2)	Assumes that the underwriters do not exercise any portion of their over-allotment option.

In connection with and upon closing of the offering, we have agreed to pay to the representative, by deduction from the gross proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares in the offering.

We have agreed to pay all reasonable, necessary and accountable out-of-pocket expenses relating to the offering, including, but not limited to: (a) all filing fees and expenses relating to the registration of the Ordinary Shares to be sold in this offering with the SEC; (b) all fees and expenses relating to the listing of the Ordinary Shares on Nasdaq; (c) all fees associated with the filing and review of the offering materials by FINRA; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of shares offered under “blue sky” securities laws or the securities laws of foreign jurisdictions designated by the representative, including the reasonable fees and expenses of the representative’s blue sky counsel; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions; (f) all reasonable fees, expenses and disbursements relating to background checks of our officers and directors, and pre-approved due diligence expenses in legal, finance and business; (g) all reasonable legal fees, costs and expenses incurred by the representative, including all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, the Company’s premises; (h) the costs of mailing and printing the offering materials, including the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (i) transfer and/or stamp taxes, if any, payable upon our transfer of the Ordinary Shares to the representative; (j) the fees and expenses of the Company’s accountants, legal counsel, public relations firm and other agents and representatives; (k) fees, if necessary, associated with translation services; and (l) expenses related to road shows.

Additionally, we have agreed to reimburse the representative for all of its reasonable out-of-pocket accountable expenses actually incurred in connection with the performance of their services for the purposes of this offering, including, but not limited to travel and lodging, due diligence expenses, reasonable legal fees and disbursements for the representative’s legal counsel, roadshow and background checks of our officers and directors, for an aggregate amount of up to $250,000, regardless of whether this offering is successfully closed, in accordance with FINRA Rule 5110(g)(5)(A), provided that any expenses over $5,000 shall require prior written or email approval of us. For the avoidance of doubt, in the event that the offering is terminated, we will reimburse the representative for actual and accountable out-of-pocket expenses related to this offering, up to $250,000, and the representative will return the balance of any remaining portion of the funds to the extent such monies were not used for reasonable and documented out-of-pocket expenses incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay advisory fees to the representative in connection with the offering in the amount of $100,000 payable as follows: (i) $50,000 has already been paid to the representative, and (ii) the remaining $50,000 will be paid within three business days upon public filing of the registration statement of which this prospectus forms a part.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[●] million.

Representative’s Warrants

Upon closing of this offering, we have agreed to issue to the representative, or its designees, the Warrants equal to five percent (5%) of the total numbers of Ordinary Shares issued in this offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option), exercisable at any time and from time to time, in whole or in part, during the two and a half-year period commencing six months immediately following the date of commencement of sales of the securities issued in this offering, at a per share price equal to 120% of the initial public offering price, for nominal consideration and may be exercised on a cashless basis.

The Warrants and the Ordinary Shares underlying the Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1)(A). The representative and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Warrants or the Ordinary Shares underlying the Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Warrants or the underlying shares for a period of 180 days following the date of commencement of sales of the public offering except as permitted by FINRA Rule 5110(e)(2), except that (i) they may be transferred, in whole or in part, to any member participating in the offering and its officers or partners, its registered persons or affiliates, if all transferred securities remain subject to the lock-up restriction for the remainder of the 180-day lock-up period pursuant to FINRA Rule 5110(e)(2)(B)(i), (ii) they may be exercised or converted, in whole or in part, if all securities received remain subject to the lock-up restriction for the for the remainder of the 180-day lock-up period, (iii) they may be transferred back to the issuer in a transaction exempt from registration with the SEC, or other exceptions as provided under FIRNA Rule 5110(e)(2). The representative and its affiliates or employees will also be entitled to one demand registration of the sale of the shares underlying the Warrants at our expense and unlimited “piggyback” registration rights for a period of three years at our expenses. The Warrants will provide for adjustment in the number and price of such warrants and the shares underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution. The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the Warrants, other than underwriting discounts and commissions incurred and payable by the holders. The exercise price and number of Ordinary Shares issuable upon exercise of the Warrants may also be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Lock-Up Agreements

Our directors, officers, and holders of more than five percent (5%) of our securities (including warrants, options, convertible securities and Ordinary Shares) as of the effective date of the registration statement of which this prospectus forms a part have agreed, subject to certain exceptions, a period of six months “lock-up” period from the date of this offering with respect to the securities that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of six months from the date of this offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

Each of the Company and any successors of the Company has agreed, for a period of three months from the closing of the offering, that each will not (a) offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, (b) make any demand for or exercise any right or file or caused to be filed any registration statement, including any amendments thereto, with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company or (d) publicly disclose the intention to do any of the foregoing.

The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

We have agreed to establish and maintain an SEC compliant offering deposit or escrow account with the financial institution as designated by the parties, and at the closing of this offering, will deposit into the designated account an amount of $200,000 from the offering proceeds (the “Escrow Amount”) in order to provide source of funding for certain indemnification obligations of us to the representative and other indemnified persons as described in the registration statement of which this prospectus forms a part, and the underwriting agreement. The Escrow Amount shall be held at the designated account for 12 months after the closing of this offering, during which period we may use the Escrow Amount for low risk investment (e.g. bonds, mutual funds, money market funds, etc.) at our discretion, subject to the terms and conditions set forth hereunder, underwriting agreement and/or the registration statement of which this prospectus forms a part, provided that we have notified the representative in writing in advance. All funds that are not subject to any bona fide indemnification claims of the underwriters will be returned to us after the applicable period expires. We will pay the reasonable fees and expenses of the escrow agent.

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Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Stock Exchange

We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “[●].” There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market. We will not consummate this offering without a listing approval letter from the Nasdaq Capital Market.

Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, of this offering, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on or that can be accessed through any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and it should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Ordinary Shares during and after this offering, including:

●	stabilizing transactions;

●	short sales and over-allotment sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Ordinary Shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

These transactions may also include making short sales and over-allotments of our Ordinary Shares, which involve the sale by the underwriters of a greater number of Ordinary Shares than they are required to purchase in this offering and purchasing Ordinary Shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” or may be “naked short sales.” In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate-covering transactions. There is no contractual limit on the size of any syndicate-covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

The underwriters must close out any covered short position or naked short position by purchasing shares in the open market. Syndicate-covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market that could adversely affect investors who purchased in this offering.

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The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result of these activities, the price of our Ordinary Shares may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we nor the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Potential Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business for which they will receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Abu Dhabi Global Market (“ADGM”). This prospectus relates to an Exempt Offer as that term is defined in Rule 4.3.1 of the Markets Rulebook of the Financial Services Regulatory Authority (“FSRA”). This prospectus is intended for distribution only to persons of a type specified in 4.3.1 of the FSRA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The FSRA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The FSRA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The Ordinary Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

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Australia. This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Ordinary Shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada. The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

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Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area — Belgium, Germany, Luxembourg and Netherlands. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that

Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of Ordinary Shares may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France. This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des Marchés Financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland. The information in this document does not constitute a prospectus under any Irish laws or regulations, and this document has not been filed with or approved by any Irish regulatory authority, as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Hong Kong. The Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

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Israel. The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy. The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB”) pursuant to Italian securities legislation, and, accordingly, no offering material relating to the securities may be distributed in Italy, and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan. The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kazakhstan. This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer shares in Kazakhstan to or for the benefit of any Kazakhstan person or entity, except for those persons or entities that are capable to do so under the legislation of the Republic of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in the Company and its merchandise, trademarks, works, services and/or its securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the Ordinary Shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Ordinary Shares , as principal, if the offer is on terms that the Ordinary Shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the Ordinary Shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan.

Portugal. This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

122

Russian Federation. This prospectus or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in the Russian Federation to or for the benefit of any Russian person or entity, and does not constitute an advertisement or offering of any securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this prospectus is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ dated 22 April 1996 “On the securities market” (as amended) (“Russian QIs”) and must not be distributed or circulated into the Russian Federation or made available in the Russian Federation to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to the Ordinary Shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the Ordinary Shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such Ordinary Shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Sweden. This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland. The Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Ordinary Shares.

Taiwan. The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Ordinary Shares in Taiwan.

123

United Arab Emirates Outside of the DIFC and the ADGM. This prospectus has not been reviewed, approved, or licensed by the Securities and Commodities Authority (“SCA”) and does not constitute a public offering of securities in the UAE as that term is defined in SCA Chairman Resolution No. 13/R.M. of 2021 Concerning the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rulebook (“SCA Rulebook”). This prospectus will only be made available on an exempt Private Offering basis pursuant to Article 6, Chapter 5, of Section 3 of the SCA Rulebook to Professional Investors or Counterparties, as each of the terms is defined in the SCA Rulebook, respectively, or on a reverse solicitation basis. Nothing in this prospectus constitutes the provision of any type of financial service engagement in any of the financial activities set out in Article 1, Chapter 2 of the SCA Rulebook.

The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

United Kingdom. This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Vietnam. This offering of Ordinary Shares has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and NYSE American listing fee.

SEC Registration Fee	$	[●]
FINRA Filing Fee		[●]
Initial NYSE American Listing Fee		[●]
Printing and Engraving Expenses		[●]
Legal Fees and Expenses		[●]
Accounting Fees and Expenses		[●]
Non-Accountable Expenses to Underwriters		[●]
Transfer Agent’s and Registrar’s Fees and Expenses		[●]
Miscellaneous Fees		[●]
Total	$	[●]

LEGAL MATTERS

We are being represented by The Crone Law Group P.C. with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Beijing Guantao Law Firm. The Crone Law Group P.C. may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Beijing Guantao Law Firm, with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2023 and 2022, and for the fiscal years then ended, have been included herein and in the registration statement in reliance upon the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of Xinzi is No. 128 Qingxian Road, Linglong Street, Lin ‘an District, Hangzhou City, Zhejiang Province.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statement and its exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

124

F-1

XINZI

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$2,001,958	$1,988,008
Restricted cash	130,724	403,076
Notes receivable	1,041,317	1,827,057
Accounts receivable - third parties, net	4,618,554	4,536,181
Accounts receivable - related parties, net	344,714	-
Prepayment - third parties, net	670,017	483,631
Prepayment - related parties, net	452,550	-
Inventories, net	2,215,960	2,141,008
Due from related parties	1,150,725	1,231,768
Other receivables - third parties, net	186,238	208,784
Other receivables- related parties, net	23,362	-
Other assets, current	996,827	602,854
Total Current Assets	13,832,946	13,422,367

NON-CURRENT ASSETS
Deferred IPO costs	539,061	453,051
Right of use assets, net	1,719,843	2,429,368
Property and equipment, net	5,212,934	4,333,946
Construction in process	3,881,218	3,587,220
Deferred tax asset, net	23,643	25,566
Other assets, non-current	1,347,905	1,623,686
Total non-Current Assets	12,724,604	12,452,837

TOTAL ASSETS	$26,557,550	$25,875,204

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loan	$7,471,929	$7,563,487
Notes payable	130,724	1,025,817
Accounts payable - third parties	5,379,847	3,921,568
Accounts payable - related parties	346,346	18,634
Lease liability - current	444,441	717,553
Contract liabilities	85,580	138,713
Amount due to related parties	540,079	470,502
Payroll payable	164,519	140,915
Tax payable	55,777	58,389
Deferred tax liability	173,433	204,695
Other payable	367,425	393,701
Current portion of long-term loan	2,744,769	2,438,728
Total Current Liabilities	17,904,869	17,092,702

NON-CURRENT LIABILITIES
Long-term loan	1,652,924	788,447
Lease liability - non-current	1,226,775	1,446,824
Total non-Current Liabilities	2,879,699	2,235,271
TOTAL LIABILITIES	20,784,568	19,327,973

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of June 30, 2024 and December 31, 2023; 15,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023	1,500	1,500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	5,952,362	5,952,362
Statutory reserve	562,041	562,041
Accumulated deficits	(945,449)	(428,273)
Accumulated other comprehensive loss	(612,436)	(501,929)
Total Xinzi’s shareholders’ equity	4,956,518	5,584,201
Non-controlling interests	816,464	963,030
Total Shareholders’ Equity	5,772,982	6,547,231

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$26,557,550	$25,875,204

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

XINZI

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

(UNAUDITED)

	For the Six Months ended June 30,
	2024	2023

REVENUE	$12,491,978	$19,241,796
REVENUE - related parties	116,330	19,632

COST OF REVENUE	11,541,992	16,958,071
COST OF REVENUE - related parties	9,163	62,373

GROSS PROFIT	1,057,153	2,240,984

OPERATING EXPENSES
Selling expenses	122,769	233,162
General and administrative expenses	1,080,723	555,744
Research and development expenses	779,006	712,790
Allowance for (Reversal of) credit losses	23,184	(99,500)
Impairment for inventory	96,117	14,783
Total Operating Expenses, net	2,101,799	1,416,979

NET (LOSS) PROFIT FROM OPERATIONS	(1,044,646)	824,005

OTHER INCOME (EXPENSES)
Interest income	4,392	4,222
Interest expenses	(405,702)	(497,023)
Other income	721,534	304,673
Other expenses	-	(29,897)
Total Other Income (Expenses), net	320,224	(218,025)

NET (LOSS) INCOME BEFORE TAXES	(724,422)	605,980

Income tax benefits (expenses)	23,699	(4,908)

NET (LOSS) INCOME	(700,723)	601,072

Net loss attributable to non-controlling interests	(183,547)	(4,258)
Net (loss) income attributable to Xinzi’s shareholders	(517,176)	605,330

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment attributable to non-controlling interests	(35,799)	(2,887)
Foreign currency translation adjustment attributable to Xinzi shareholders	(110,507)	(303,941)

COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(219,346)	(7,145)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO XINZI’S SHAREHOLDERS	$(627,683)	$301,389

Weighted average number of shares outstanding during the period – basic and diluted	15,000,000	15,000,000
(Loss)Earnings per share – basic and diluted	$(0.03)	$0.04

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

XINZI

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in US dollars)

(UNAUDITED)

	Ordinary		Subscription	Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated Other Comprehensive loss attributable to Xinzi	Total Xinzi shareholders’	Non-controlling	Total shareholders’
	shares	Par value	receivable	capital	reserves	deficits)	shareholders	equity	interest	equity
BALANCE, December 31, 2022	15,000,000	$1,500	$(1,500)	$5,952,362	$408,206	$1,886,579	$(259,176)	$7,987,971	$428	$7,988,399

Capital injection								-	701,390	701,390
Dividend distribution						(2,736,602)		(2,736,602)		(2,736,602)
Net income					150,722	454,608		605,330	(4,258)	601,072
Foreign currency translation adjustment							(303,941)	(303,941)	(2,887)	(306,828)

BALANCE, June 30, 2023	15,000,000	$1,500	$(1,500)	$5,952,362	$558,928	$(395,415)	$(563,117)	$5,552,758	$694,673	$6,247,431

	Ordinary		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated Other Comprehensive loss attributable to Xinzi	Total Xinzi shareholders’	Non-controlling	Total shareholders’
	shares	Par value	receivable	capital	reserves	deficits	shareholders	equity	interest	equity
BALANCE, December 31,2023	15,000,000	$1,500	$(1,500)	$5,952,362	$562,041	$(428,273)	$(501,929)	$5,584,201	$963,030	$6,547,231

Capital injection								-	69,585	69,585
Elimination of NCI at disposal of subsidiary								-	3,195	3,195
Net income						(517,176)		(517,176)	(183,547)	(700,723)
Foreign currency translation adjustment							(110,507)	(110,507)	(35,799)	(146,306)

BALANCE, June 30, 2024	15,000,000	$1,500	$(1,500)	$5,952,362	$562,041	$(945,449)	$(612,436)	$4,956,518	$816,464	$5,772,982

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

XINZI

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

(UNAUDITED)

	For the six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(700,723)	$601,072
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for (Reversal of) credit losses	23,184	(99,500)
Provision for inventory impairment	96,117	14,783
Gain on disposals of property and equipment	(9,083)	-
Depreciation and amortization	373,150	377,928
Amortization of financial lease right-of-use asset	30,519	46,050
Non-cash lease expenses	229,682	124,920
Deferred tax (benefits) expenses	(26,121)	4,053
Gain on dispose of subsidiary	(66,199)	-
Changes in operating assets and liabilities:
Accounts receivable	(871,386)	(170,632)
Note receivable	970,820	(358,514)
Prepayment	(748,066)	(235,294)
Other receivables	(6,394)	(165,069)
Inventories	(234,508)	(513,507)
Other current assets	(411,103)	-
Other non-current assets	(13,860)	167,429
Deferred IPO costs	(97,138)	(27,233)
Note payable	(877,782)	(122,424)
Accounts payable	1,783,844	1,383,189
Contract liabilities	409,779	(83,108)
Payroll payable	43,487	25,026
Tax payable	(1,108)	(9,434)
Other payable	(3,477)	(221,185)
Operating Lease liabilities	(317,755)	(196,948)
Net cash (used in) provided by operating activities	(424,121)	541,602

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, equipment and construction in process	(1,148,945)	(1,861,025)
Proceeds from disposals of property and equipment	194,037	-
Disposal of subsidiary, cash disposed	(108,579)	-
Loan made to related parties	-	(693,581)
Repayment from related parties	118,210	1,256,071
Cash used in investing activities	(945,277)	(1,298,535)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank and financing institutions	8,190,229	7,245,645
Repayment to bank and financing institutions	(6,853,251)	(5,498,724)
Dividend payment	-	(2,736,602)
Borrowing from related parties	1,606	2,450,143
Repayment to related parties	(156,236)	(102,954)
Principal portion of the lease liability arising from a finance lease	(128,786)	(144,295)
Borrowing from third parties	277,200	-
Repayment to third parties	(235,620)	-
Capital contribution from non-controlling interests	69,585	701,390
Net cash provided by financing activities	1,164,727	1,914,603

EFFECT OF EXCHANGE RATE ON CASH AND RESTRICTED CASH	(53,731)	(115,190)

NET CHANGE IN CASH AND RESTRICTED CASH	(258,402)	1,042,480

CASH AND RESTRICTED CASH AT BEGINNING OF PERIODS	2,391,084	1,699,816

CASH AND RESTRICTED CASH AT END OF PERIODS	$2,132,682	$2,742,296

Bank balances and cash	2,001,958	2,304,544
Bank balances included in assets classified as restricted cash	130,724	437,752

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the years for:
Income taxes	$1,896	$55,524
Interest	$409,036	$497,023

NON-CASH TRANSACTIONS
Property and equipment obtained in exchange for accounts payable	$122,195	$103,864
Property and equipment obtained in exchange for right of use assets upon expiration of a finance lease	398,125	-
Construction in process obtained in exchange for other non-current assets	613,242	-
Property and equipment obtained in exchange for other non-current assets	125,392	-
Property and equipment obtained in exchange for construction in process	904,015	-
Borrowing note receivable from a related party	235,620	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

XINZI

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Xinzi (the “Company” or “Xinzi”) is a holding company incorporated on July 12, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Xinzi Hong Kong Holding Limited (“Xinzi HK”), which was incorporated in Hong Kong on September 8, 2022. Xinzi HK is also a holding company that is holding all of the equity interest of Zhejiang Tongjie new energy technology Co.,LTD (“WFOE”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on September 26, 2023.

The Company, through its PRC subsidiary, WFOE, wholly owns Hangzhou Xinzi Optoelectronics Technology Co., Ltd. (“Hangzhou Xinzi”) that was incorporated on December 2, 2016. Hangzhou Xinzi engages in the research and development, production and sales of solar encapsulation films.

On September 26, 2023, the Company completed its reorganization of entities under the common control of 8 shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. WFOE wholly owns Hangzhou Xinzi and all of these entities included in the Company are under common control, which results in the consolidation of Hangzhou Xinzi at the carrying value. This transaction has been accounted for as a reorganization of entities under common control. The unaudited interim condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements of the Company.

On March 25, 2024, Hangzhou Yiyang entered into a share purchase agreement (the “Purchase Agreement”) with Hangzhou Suori intelligent equipment Co., Ltd (the “Purchaser”). Pursuant to which, Hangzhou Yiyang has agreed to sell its equity holding (90%) of its subsidiary, Yangzhou Taixinni Material Co., Ltd (“Yangzhou Taixinni”) to the Purchaser in consideration of the Purchaser paying RMB 270,000 (approximately $37,422) to the Company within 5 years.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Xinzi (the “Company” or “Xinzi”)	● Located in the Cayman Island ● Incorporated on July 12, 2022	-	Investment holding

Xinzi Hong Kong Holding Limited (“Xinzi HK”)	● Located in the Hong Kong ● Incorporated on September 8, 2022	100% directly owned by Xinzi	Investment holding

Zhejiang Tongjie new energy technology Co.,LTD (“WFOE”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on September 26, 2023	100% directly owned by Xinzi HK	Investment holding

Hangzhou Xinzi Photoelectric Technology Co., Ltd. (“Hangzhou Xinzi”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on December 2, 2016	100% owned by WFOE	Solar encapsulation films manufacturer

Hangzhou Yiyang Photovoltaic Technology Co., Ltd. (“Hangzhou Yiyang”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on June 23, 2017	100% owned by Hangzhou Xinzi	Solar encapsulation films manufacturer

Suqian Taijing New Material Technology Co., Ltd (“Suqian Taijing”）	● Located in People’s Republic of China (“PRC”) ● Incorporated on April 28, 2023	1055% owned by Hangzhou Xinzi	Solar encapsulation films manufacturer
Yangzhou Taixinni Material Co., Ltd (“Yangzhou Taixinni”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on April 12, 2022	90% owned by Hangzhou Yiyang Disposed on March 25, 2024	Solar encapsulation films manufacturer

F-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited interim condensed consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment, impairment of long-lived assets, valuation of accounts receivables, prepayments, other receivable, inventory and deferred tax assets. Actual results could differ from these estimates.

Cash

Cash consist of cash on hand and cash at banks.

Restricted Cash

Restricted cash represents amounts held by a bank as security for bank acceptance bills, therefore is not available for the Company’s use until such time as the bank acceptance notes have been fulfilled or expired, normally within a six-month period.

Notes receivable

Notes receivable, generally due within six months and with specific payment terms and definitive due dates, are comprised of bank acceptance notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest.

F-7

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”on January 1, 2021, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectability by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Inventories, net

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when net realizable value of certain inventory items is lower than the cost.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives (years)
Machinery equipment	10
Leasehold improvement	Shorter of the remaining lease terms or estimated useful lives
Electronic equipment	3
Transportation equipment	5, 10 （mainly 10)
Office equipment	5

Expenditure for maintenance and repairs is expensed as incurred.

Intangible Assets

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. In case the Company reduces the estimated useful life for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

Impairment of Long-lived Assets

In accordance with ASC 360-10-35, the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets.

No impairment of long-lived assets recognized for the six months ended June 30, 2024 and 2023.

F-8

Lease

The Company adopts Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) to account its lease. ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Sales and leaseback contracts

The Company enters sale and leaseback transactions. The Company acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at a contract designated rental price. The Company evaluates if sales of the underlying assets in the sale and leaseback contract has occurred in accordance with ASC 606. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor. The seller-lessee shall not derecognize the transferred asset and shall account for any amounts received as a financial liability.

Revenue Recognition

Revenues are recognized in accordance with ASC 606; revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers, in an amount that the Company expects in exchange for those goods or services.

F-9

The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. In order to achieve that core principle, the Company applies the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the performance obligation is satisfied.

The Company generates its revenues primarily from (a) Sales of photovoltaic film, (b) Sales of raw materials, (c) Sales of photovoltaic module and (d) Other operating revenue.

For sales of photovoltaic film, the Company contracts with customers to provide photovoltaic film, which is the only performance obligation under the contract. The terms of pricing and payment are fixed, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers.

For sales of raw materials, the Company contracts with customers to provide raw materials, which is the only performance obligation under the contract. The terms of pricing and payment are fixed, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers.

For sales of photovoltaic module, the Company contracts with customers to provide photovoltaic module, which is the only performance obligation under the contract. The terms of pricing and payment are fixed, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers.

Contracts do not offer any price protection but allow for the return of certain goods if quality problem, which is standard warranty. The Company’s product returns and recorded reserve for sales returns were minimal for the six months ended June 30, 2024 and 2023. The total sales return and warranty expenditures amount are accounting for around 0.00% and 0.60% of the total revenue of Xinzi for the six months ended June 30, 2024. The total sales return and warranty expenditures amount are accounting for around 0.08% and 0.04% of the total revenue of Xinzi for the six months ended June 30, 2023.

Revenue by major product lines

	For The Six Months Ended June 30,
	2024	2023
Sales of photovoltaic film	$11,210,118	$18,449,822
Sales of raw materials	1,083,948	86,814
Sales of photovoltaic module	65,956	689,743
Other operating revenue	248,286	35,049
Total Revenue	$12,608,308	$19,261,428

Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets.

F-10

The Company does not have any contract assets as of June 30, 2024 and December 31, 2023.

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. The contract liabilities were $138,713 (of which $136,622 represents the contract liabilities attributable to Yangzhou Taixinni, which was deconsolidated since March 25, 2024) and $160,797 as of December 31, 2023 and 2022, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $nil and $28,110 for the six months ended June 30, 2024 and 2023, respectively.

Cost of revenues

Costs of revenues consist primarily of materials costs, labor costs, shipping and handling expense, inspection costs, depreciation and amortization expenses and related costs, which are directly attributable to production. Write-down of inventories is also recorded in cost of sales, if any. Shipping and handling costs incurred to transport goods to customers are expensed in the periods incurred and are included in cost of revenues. The Company accounts for shipping and handling expenses as fulfillment costs because shipping and handling activities occur before the customers obtain control of the goods. Shipping and handling expenses amounted to $105,534 and $241,500 for the six months ended June 30, 2024 and 2023, respectively.

Selling expenses

Selling expenses consist primarily of travelling expenses, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. Advertising costs amounted to $22,616 and $24,061 for the six months ended June 30, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses consist primarily of compensation and benefits to general management, finance and administrative staffs, rental, depreciation and amortization and other expenses incurred in connection with general operations.

Research and Development Expenses

Research and development expenses are charged to the consolidated statement of income as incurred, consist primarily of compensation and benefits to research and development staffs, raw materials consumed and other expenses related to research and development.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Xinzi shareholders, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

F-11

Fair Value Measurements

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – include other inputs that are directly or indirectly observable in the market place.

Level 3 – unobservable inputs which are supported by little or no market activity.

The carrying value of the Company’s financial instruments, including cash, restricted cash, notes receivable and notes payable, accounts and other receivables, other current assets, short term loan, accounts and other payables, and other short-term liabilities approximate their fair value due to their short maturities.

Related Parties

The Company accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Noncontrolling interests

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company’s consolidated balance sheets.

Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the six months ended June 30, 2024 and 2023, the Company’s comprehensive income (loss) includes net income (loss), and other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

Value-added taxes

Revenue is recognized net of value-added taxes (“VAT”). VAT is based on gross sales price and the VAT rate applicable to the Company is 13% for the six months ended June 30, 2024 and 2023. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the six months ended June 30, 2024 and 2023. The Company accounts for income tax in accordance with U.S. GAAP.

F-12

Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2024 and 2023 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the six months ended June 30, 2024 and 2023.

Foreign Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the United States dollar (“US dollar”). The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”).

The unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Stockholders’ equity accounts are translated using the historical exchange rates at the date the entry to stockholders’ equity was recorded, except for the change in retained earnings during the period, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive loss in the consolidated balance sheets.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the statements of operations and comprehensive income (loss).

F-13

Translation of amounts from RMB into U.S. dollars have been made at the following exchange rates:

Balance sheet items, except for equity accounts
June 30, 2024	RMB 7.2672 to $1
December 31, 2023	RMB 7.0999 to $1

Income statement and cash flows items
For the six months ended June 30, 2024	RMB 7.2150 to $1
For the six months ended June 30, 2023	RMB 6.9283 to $1

Segment Reporting

The Company’s management reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Restricted Assets

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations are conducted, and revenues are generated in China, and all of the Company’s revenues earned and currency received, are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into U.S. dollars.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

F-14

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

3. DISPOSITION OF YANGZHOU TAIXINNI

On March 25, 2024, Hangzhou Yiyang sold 90% of the equity interests in Yangzhou Taixinni Material Co., Ltd (“Yangzhou Taixinni”) to Hangzhou Suori intelligent equipment Co., Ltd, a related party of the Company. The transaction result in a loss of control of the subsidiary. Yangzhou Taixinni is not a significant subsidiary and the disposition of 90% of the equity interests in Yangzhou Taixinni did not constitute a strategic shift that would have a major effect on the Company’s operations and financial results. As a result, the results of operations for Yangzhou Taixinni were not reported as discontinued operations under the guidance of ASC 205 “Presentation of Financial Statements.” For the six months ended June 30, 2024, the Company recognized a gain of $66,199 on the disposal of the 90% of the equity (deficit) interests in Yangzhou Taixinni under other income.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of June 30, 2024	As of December 31, 2023
Accounts receivable
- third parties	$4,681,566	$4,592,483
- related parties	348,196	-
Less: Allowance for credit losses	(66,494)	(56,302)
- third parties	(63,012)	(56,302)
- related parties	(3,482)	-
Totals	$4,963,268	$4,536,181

The following table sets forth the movement of allowance for credit losses:

a. Third parties

	As of June 30, 2024	As of December 31, 2023
Beginning balance	$56,302	$429,652
Additional provision (reverse) charged to expense	8,065	(263,228)
Write-off of allowance for credit losses	-	(98,825)
Exchange rate difference	(1,355)	(11,297)
Ending balance	$63,012	$56,302

b. Related parties

	As of June 30, 2024	As of December 31, 2023
Beginning balance	$-	$41,588
Additional provision (reverse) charged to expense	3,507	(40,509)
Exchange rate difference	(25)	(1,079)
Ending balance	$3,482	$-

5. PREPAMENT

Prepayment consists of the following:

	As of June 30, 2024	As of December 31, 2023
Prepayment	1,131,034	495,240
Less: Allowance for credit losses	(8,467)	(11,609)
Totals	$1,122,567	$483,631

The following table sets forth the movement of allowance for credit losses:

a. Third parties

	As of June 30, 2024	As of December 31, 2023

Beginning balance	$11,609	$126,106
Disposal of subsidiary*	(13,777)	-
Additional provision (reverse) charged to expense	10,882	(111,195)
Exchange rate difference	(247)	(3,302)
Ending balance	$8,467	$11,609

* As of June 30, 2024, Yangzhou Taixinni had been deconsolidated, and the allowance for credit losses associated therewith was expunged from the consolidated balance sheet as of June 30, 2024.

F-15

6. OTHER RECEIVABLE

Other receivable consists of the following:

	As of June 30, 2024		As of December 31, 2023
Other receivables	$		$
- third parties		202,091		224,268
- related parties		23,362		-
Less: Allowance for credit losses		(15,853)		(15,484)
- third parties		(15,853)		(15,484)
Totals		$209,600		$208,784

The following table sets forth the movement of allowance for credit losses:

a. Third parties

	As of June 30, 2024	As of December 31, 2023
Beginning balance	$15,484	$16,538
Additional provision (reverse) charged to expense	730	(584)
Exchange rate difference	(361)	(470)
Ending balance	$15,853	$15,484

7. INVENTORY

Inventory consists of the following:

	As of June 30, 2024	As of December 31, 2023
Raw materials	$1,681,100	$1,595,935
Work in process	4,814	34,531
Finished goods	530,046	510,542
Totals	$2,215,960	$2,141,008

Impairment provision of inventories recorded for lower of cost or net realizable value adjustments were $96,117 and $14,783 for the six months ended June 30, 2024 and 2023, respectively.

8. OTHER ASSETS, CURRENT

Other assets, current consists of the following:

	As of June 30, 2024	As of December 31, 2023
Prepaid expenses	$133,348	$48,725
Withholdings on VAT not yet certified	766,985	519,777
Withholdings on VAT not yet deducted	47,610	-
Withholdings on VAT not yet obtained deduction certificates	48,884	34,352
Totals	$996,827	$602,854

9. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of June 30, 2024	As of December 31, 2023
Office equipment	$42,686	$7,700
Electronic equipment	405,518	411,377
Machinery equipment	6,220,133	5,239,313
Transportation equipment	171,413	64,893
Leasehold improvement	424,464	210,009
Total	7,264,214	5,933,292
Less: Accumulated depreciation	(2,051,280)	(1,599,346)
Property and equipment, net	$5,212,934	$4,333,946

Depreciation recognized for the six months ended June 30, 2024 and 2023 were $373,150 and $377,928, respectively.

F-16

10. DEFERRED IPO COST

Pursuant to ASC 340-10-S99-1, initial public offerings (IPO) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of June 30, 2024, the Company did not conclude its IPO. During the six months ended June 30, 2024, the Company recorded a charge of $86,010 related to the IPO. As of June 30, 2024 and December 31, 2023, the accumulated deferred IPO cost was $539,061 and $453,051, respectively.

11. ACCOUNTS PAYABLE

Accounts payable consists of the following:

	As of June 30, 2024	As of December 31, 2023
Accounts payable - related parties
Accounts payable for goods	$332,635	$18,634
Others	13,711
Accounts payable - third party
Accounts payable for goods	4,967,587	3,290,299
Accounts payable for equipment	346,161	505,930
Others	66,099	125,339
Totals	$5,726,193	$3,940,202

12. LEASES

The weighted average lease term and discount rate as of June 30, 2024 and December 31, 2023 were as follows:

	As of June 30, 2024	As of December 31, 2023
Weighted average lease term:
Operating lease	4.39	4.58
Finance lease	-	0.18
Weighted average discount rate:
Operating lease	5.68%	5.65%
Finance lease	-%	6.47%

Supplemental balance sheet information related to operating leases and finance leases was as follows:

	As of June 30, 2024	As of December 31, 2023
Right-of-use assets, net	$1,719,843	$2,429,368
Operating lease
Right-of-use assets	2,700,187	2,763,815
Accumulated amortization	(980,344)	(770,040)
Finance lease
Right-of-use assets	-	559,649
Accumulated amortization	-	(124,056)
Lease liabilities - current	444,441	717,553
Operating lease	444,441	586,679
Finance lease	-	130,874
Lease liabilities – non-current	1,226,775	1,446,824
Operating lease	1,226,775	1,446,824
Finance lease	-	-
Total lease liabilities	$1,671,216	$2,164,377

The components of lease expenses for the six months ended June 30, 2024 and 2023 were as follows:

	For the six months ended June 30,
	2024	2023
Operating lease expense	229,682	124,920
Amortization of financial lease right-of-use asset	30,519	46,050
Finance lease interest expense	3,166	10,619
Total	263,367	181,589

F-17

Supplemental cash flow information related to leases for the six months ended June 30, 2024 and 2023 were as follows:

	For the six months ended June 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Cash flows for operating leases	317,755	196,948
Cash flows for principal portion of the lease liability arising from finance leases	128,786	144,295
Supplemental noncash information:
Property and equipment obtained in exchange for right of use assets upon expiration of a finance lease	398,125	-

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2024:

	Operating Leases	Finance Leases
Six months ending December 31,2024	$398,335	$-
Fiscal year 2025	474,345	-
Fiscal year 2026	474,345	-
Fiscal year 2027	398,335	-
Fiscal year 2028	322,325	-
Total lease payments	2,067,685	-
Less: Imputed interest	396,469	-
Present value of lease liabilities	1,671,216	-
Less: Current lease liabilities	444,441	-
Long-term lease liabilities	1,226,775	-

13. CREDIT FACILITIES

Short-term Loan

Outstanding balances on short-term loans consist of the following:

Bank Name	Maturities	Interest Rate	June 30, 2024	Collateral/Guarantee
Shanghai Pudong Development Bank	April 2025	4.00%	$192,646	Guarantee: Yanling Meng, Jianhua Ma Collateral: Yanling Meng’s apartment
Shanghai Pudong Development Bank	April 2025	4.00%	412,814	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd.
Zhejiang Lin ‘an Rural Commercial Bank	February 2025	4.43%	688,023	Collateral: Hangzhou Xinzi Energy Co., Ltd.’s property
Zhejiang Lin ‘an Rural Commercial Bank	February 2025	5.50%	688,023	Guarantee: Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd.
Zhejiang Lin ‘an Rural Commercial Bank	September 2024	5.50%	688,023	Guarantee: Yanling Meng, Hangzhou Yiyang Solar Technology Co., Ltd.
Ningbo Commerce Bank	October 2024	4.80%	275,209	Guarantee: Yanling Meng, Hangzhou Xinzi Energy Co., Ltd.
China Zheshang Bank Co., Ltd.	July 2024	4.98%	688,023	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
China Zheshang Bank Co., Ltd.	September 2024	4.98%	688,023	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
China Zheshang Bank Co., Ltd.	April 2025	4.80%	674,262	Guarantee: Yanling Meng, Hangzhou Financing Guarantee Group Co., Ltd.
Bank of Jiangsu	August 2024	4.50%	688,023	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Industrial Bank Co., Ltd.	June 2025	3.90%	1,376,046	Guarantee: Yanling Meng, Hangzhou Yiyang Solar Technology Co., Ltd.
Zhejiang Lin ‘an Rural Commercial Bank	March 2025	5.80%	412,814	Nil
Totals			$7,471,929

F-18

Bank Name	Maturities	Interest Rate	December 31, 2023	Collateral/Guarantee
Shanghai Pudong Development Bank	April 2024	4.50%	$239,440	Guarantee: Yanling Meng, Jianhua Ma Collateral: Yanling Meng’s apartment
Shanghai Pudong Development Bank	April 2024	4.50%	704,235	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd. Collateral: Yanling Meng’s apartment
Zhejiang Lin ‘an Rural Commercial Bank	February 2024	4.60%	704,235	Collateral: Hangzhou Xinzi Energy Co., Ltd.’s property
Zhejiang Lin ‘an Rural Commercial Bank	February 2024	5.25%	704,235	Guarantee: Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd.
Zhejiang Lin ‘an Rural Commercial Bank	June 2024	5.20%	985,929	Guarantee: Yanling Meng, Jianguo Lin, Hangzhou Yiyang Solar Technology Co., Ltd.
Ningbo Commerce Bank	October 2024	5.20%	281,694	Guarantee: Yanling Meng, Hangzhou Xinzi Energy Co., Ltd.
China Zheshang Bank Co., Ltd.	July 2024	4.98%	704,235	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
China Zheshang Bank Co., Ltd.	September 2024	4.98%	704,235	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
Bank of Jiangsu	August 2024	4.50%	704,235	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Industrial Bank Co., Ltd.	June 2024	4.30%	1,408,472	Guarantee: Yanling Meng, Hangzhou Yiyang Solar Technology Co., Ltd.
Ningbo Commerce Bank	February 2024	5.40%	422,542	Guarantee: Yanling Meng, Hangzhou Xinzi Optoelectronics Technology Co., Ltd.
Totals			$7,563,487

F-19

Current portion of long-term loan

Outstanding balances on current portion of long-term loans consist of the following:

Bank Name	Maturities	Interest Rate	June 30, 2024	Collateral/Guarantee
Yuandong International Financial Leasing Co., LTD (2)	July 2024	9.37%	$75,632	Guarantee: Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng
Yuandong International Financial Leasing Co., LTD (3)	September 2024	8.00%	240,808	Guarantee: Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng, Jianguo Lin
Chailease International Finance Co., LTD (1)	July 2025	13.96%	157,542	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Industrial Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Haier Financial Leasing Co., LTD (4)	April 2025	6.19%	764,483	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi new Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd. Jianguo Lin.
Chongqing Tanshi financial leasing Co., LTD (7)	June 2026	4.61%	568,854	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi new Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd.., Suqian Taijing New Material Technology Co., Ltd
Ping An International financial leasing Co., LTD (6)	April 2027	7.18%	131,589	Guarantee: Yanling Meng, Hangzhou Xinzi new Energy Co., Ltd.
Chailease International Finance Co., LTD (5)	April 2027	9.23%	305,537	Nil
Jiangsu Yulong Financial leasing Co., LTD (8)	June 2026	7.29%	288,019	Guarantee: Hangzhou Xinzi Optoelectronics Technology Co., Ltd.， Jianguo Lin, Yanling Meng
Sdic Taikang Trust Co. Ltd.	January 2026	16.20%	89,443	Guarantee: Jianguo Lin
Sichuan Xinwang Bank Co., Ltd.	January 2026	16.20%	75,683	Guarantee: Jianguo Lin
Webank	January 2026	16.20%	47,179	Nil
Totals			$2,744,769

Bank Name	Maturities	Interest Rate	December 31, 2023	Collateral/Guarantee
Yuandong International Financial Leasing Co., LTD (2)	July 2024	9.37%	$529,465	Guarantee: Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng
Yuandong International Financial Leasing Co., LTD (3)	September 2024	8.00%	739,447	Guarantee: Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng, Jianguo Lin
Chailease International Finance Co., LTD (1)	July 2025	13.96%	230,852	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Industrial Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Haier Financial Leasing Co., LTD (4)	April 2025	6.19%	938,964	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi new Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd. Jianguo Lin.
Totals			$2,438,728

F-20

Long-term Loan

Outstanding balances on long-term loans consist of the following:

Bank Name	Maturities	Interest Rate	June 30, 2024	Collateral/Guarantee
Chailease International Finance Co., LTD (1)	July 2025	13.96%	$612	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Industrial Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Chongqing Tanshi financial leasing Co., LTD (7)	June 2026	4.61%	256,774	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi new Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd.., Suqian Taijing New Material Technology Co., Ltd
Ping An International financial leasing Co., LTD (6)	April 2027	7.18%	263,798	Guarantee: Yanling Meng, Hangzhou Xinzi new Energy Co., Ltd.
Chailease International Finance Co., LTD (5)	April 2027	9.23%	470,288	Nil
Jiangsu Yulong Financial leasing Co., LTD (8)	June 2026	7.29%	124,795	Guarantee: Hangzhou Xinzi Optoelectronics Technology Co., Ltd.， Jianguo Lin, Yanling Meng
Sdic Taikang Trust Co. Ltd.	January 2026	16.20%	52,175	Guarantee: Jianguo Lin
Sichuan Xinwang Bank Co., Ltd.	January 2026	16.20%	44,148	Guarantee: Jianguo Lin
Webank	January 2026	16.20%	27,520	Nil
Ningbo Commerce Bank	August 2025	4.70%	412,814	Guarantee: Yanling Meng, Hangzhou Xinzi Optoelectronics Technology Co., Ltd.
Totals			$1,652,924

Bank Name	Maturities	Interest Rate	December 31, 2023	Collateral/Guarantee
Zhejiang Lin ‘an Rural Commercial Bank	March 2025	5.80%	$422,541	Nil
Chailease International Finance Co., LTD (1)	July 2025	13.96%	52,888	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Industrial Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Haier Financial Leasing Co., LTD (4)	April 2025	6.19%	313,018	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi new Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd. Jianguo Lin.
Totals			$788,447

F-21

The weighted average interest rate of short-term loans outstanding as of June 30, 2024 and December 31, 2023 was 4.74% and 4.80%, respectively. The weighted average interest rate of long-term loans outstanding as of June 30, 2024 and December 31, 2023 was 7.68% and 7.76%, respectively. For the six months ended June 30, 2024 and 2023, interest expenses related to loans amounted to $405,870 and $332,708, respectively. The effective interest rate was approximately 3.38% and 3.01% for the six months ended June 30, 2024 and 2023, respectively.

(1) On July 18, 2022, Hangzhou Xinzi entered into a sales and leaseback contract with Chailease International Finance Co., LTD (“Chailease”). Pursuant to the contract, the Company sold its machines for RMB 5,215,000 (approximately $773,509 USD), and immediately leased it back from Chailease for an 36-month period started from July 18, 2022 to July 18, 2025. The Company had not transferred the control of the underlying assets to Chailease and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the six months ended June 30, 2024 and 2023, the Company repaid $119,915 (RMB 865,186) and $125,136 (RMB 866,978), respectively. As of June 30, 2024 and December 31, 2023, the Company had outstanding balance of $158,154 and $283,740, of which $157,542 and $230,852 were classified to current portion, and $612 and $52,888 were classified to non-current portion, respectively. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 4,259,143, approximately $586,078 as of June 30, 2024, which classified as property and equipment.

(2) On July 26, 2022, Hangzhou Xinzi entered into a sales and leaseback contract with Yuandong International Financial Leasing Co., LTD (“Yuandong”). Pursuant to the contract, the Company sold its machines for RMB 12,080,000 (approximately $1,786,559 USD), and immediately leased it back from Yuandong for an 24-month period started from July 26, 2022 to July 26, 2024. The Company had not transferred the control of the underlying assets to Yuandong and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the six months ended June 30, 2024 and 2023, the Company repaid $444,839 (RMB 3,209,516) and $421,966 (RMB 2,923,507), respectively. As of April 30, 2024 and December 31, 2023, the Company had outstanding balance of $75,632 and $529,465, both were classified to current portion. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 10,884,956, approximately $1,497,820 as of June 30, 2024, of which $1,211,651 and $286,169 were classified as property and equipment and construction in process.

(3) On March 24, 2023, Hangzhou Xinzi entered into a sales and leaseback contract with Yuandong International Financial Leasing Co., LTD (“Yuandong”). Pursuant to the contract, the Company sold its machines for RMB 10,500,000 (approximately $1,528,941 USD), and immediately leased it back from Yuandong for an 18-month period started from March 24, 2023 to September 24, 2024. The Company had not transferred the control of the underlying assets to Yuandong and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the six months ended June 30, 2024 and 2023, the Company repaid $485,100 (RMB 3,500,000) and $252,587 (RMB 1,750,000). As of June 30, 2024 and December 31, 2023, the Company had outstanding balance of $240,808 and $739,447, both were classified to current portion. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 9,533,442, approximately $1,311,845 as of June 30, 2024, of which $565,505 and $746,340 were classified as property and equipment and construction in process.

(4) On October 27, 2023, Hangzhou Xinzi entered into a sales and leaseback contract with Haier Financial Leasing Co., LTD (“Haier”). Pursuant to the contract, the Company sold its machines for RMB 10,000,000 (approximately $1,367,372 USD), and immediately leased it back from Haier for an 18-month period started from November, 2023 to April, 2025. The Company had not transferred the control of the underlying assets to Haier and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the six months ended June 30, 2024, the Company repaid $462,000 (RMB 3,333,333). As of June 30, 2024 and December 31, 2023, the Company had outstanding balance of $764,483 and $1,251,982, of which $764,483 and $938,964 were classified to current portion, and $nil and $313,018 were classified to non-current portion, respectively. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 11,806,525, approximately $1,624,632 as of June 30, 2024, which classified as property and equipment.

F-22

(5) On March 29, 2024, Hangzhou Xinzi entered into a sales and leaseback contract with Chailease International Finance Co., LTD (“Chailease”). Pursuant to the contract, the Company sold its machines for RMB 5,952,450 (approximately $823,071 USD), and immediately leased it back from Chailease for an 36-month period started from April 2, 2024 to April 2, 2027. The Company had not transferred the control of the underlying assets to Chailease and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the six months ended June 30, 2024, the Company repaid $43,572 (RMB 314,370). As of June 30, 2024, the Company had outstanding balance of $775,825, of which $305,537 was classified to current portion, and $470,288 was classified to non-current portion. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 3,097,345, approximately $426,209 from Hangzhou Xinzi as of June 30, 2024, which classified as property and equipment, and RMB 2,719,030, approximately $374,151 from Hangzhou Xinzi New Energy Co., Ltd. as of June 30, 2024.

(6) On May 6, 2024, Hangzhou Xinzi entered into a sales and leaseback contract with Ping An International Financial Leasing Co., LTD (“Ping An”). Pursuant to the contract, the Company sold its machines for RMB 3,000,000 (approximately $416,256 USD), and immediately leased it back from Ping An for an 36-month period started from May 6, 2024 to April 6, 2027. The Company had not transferred the control of the underlying assets to Ping An and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the six months ended June 30, 2024, the Company repaid $17,553 (RMB 126,642). As of June 30, 2024, the Company had outstanding balance of $395,387, of which $131,589 was classified to current portion, and $263,798 was classified to non-current portion. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 3,973,451, approximately $546,765 as of June 30, 2024, which classified as property and equipment.

(7) On May 30, 2024, Hangzhou Xinzi entered into a sales and leaseback contract with Chongqing Tanshi Financial Leasing Co. LTD (“Chongqing Tanshi”). Pursuant to the contract, the Company sold its machines for RMB 6,000,000 (approximately $827,974 USD), and immediately leased it back from Chongqing Tanshi for an 24-month period started from June 7, 2024 to June 7, 2026. The Company had not transferred the control of the underlying assets to Chongqing Tanshi and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the six months ended June 30, 2024, the Company repaid $nil (RMB nil). As of June 30, 2024, the Company had outstanding balance of $825,628, of which $568,854 was classified to current portion, and $256,774 was classified to non-current portion. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 6,234,505, approximately $857,896 as of June 30, 2024, which classified as property and equipment.

(8) On June 19, 2024, Suqian Taijing entered into a sales and leaseback contract with Jiangsu Yurong Financial Leasing Co. LTD (“Jiangsu Yurong”). Pursuant to the contract, the Company sold its machines for RMB 3,000,000 (approximately $413,172 USD), and immediately leased it back from Jiangsu Yurong for an 24-month period started from June 21, 2024 to June 21, 2026. The Company had not transferred the control of the underlying assets to Jiangsu Yurong and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the six months ended June 30, 2024, the Company repaid $nil (RMB nil). As of June 30, 2024, the Company had outstanding balance of $412,814, of which $288,019 was classified to current portion, and $124,795 was classified to non-current portion. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 3,383,142, approximately $465,536 as of June 30, 2024, which classified as property and equipment.

F-23

In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset.

For those sale and leaseback transactions the Company entered: (1) the exercise price of the repurchase option is a nominal price (2) The underlying assets of the sale and leaseback transactions are existing integrated production lines in use of the Company, which is customized and non-standardized. There are not alternative assets, substantially the same as the transferred asset, readily available in the marketplace. As a result, these sale and leaseback transactions were accounted for as debt financing transactions.

14. RELATED PARTIES

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Hangzhou Xinzi Industrial Co., Ltd.	The Company controlled by Yanling MENG.
Jianhua MA	Brother of Jianlin MA, who is the shareholder of Xinzi.
Lei MA	The spouse of Jun XU, who is the shareholder of Xinzi.
Hangzhou Suori intelligent equipment Co., Ltd.	Jianhua MA serves as Executive Director and General Manager of Hangzhou Suori intelligent equipment Co., Ltd., and he is the legal representative of Hangzhou Suori intelligent equipment Co., Ltd..
Yangzhou Suoyi Intelligent Equipment Technology Co., Ltd.	The Company controlled by Hangzhou Suori Industrial Co., Ltd.. The amount represents an accounts receivable from the sales.
Hangzhou Xinzi New Energy Co., Ltd.	The company controlled by Yanling MENG.
Hangzhou Lin’an Changqiao Plastic Packing Factory	The Company controlled by Wenjun Zhang, who is the shareholder of Xinzi.
Jun XU	Shareholder of Xinzi.
Yangzhou Taixinni Material Co. LTD	The Company controlled by Hangzhou Suori intelligent equipment Co., Ltd.
Hangzhou Puda plastic Technology Co., LTD	The Company controlled by spouse of Ma Jianlin, their grown-up child and spouse of their grown-up child.

Balance with related parties

	June 30,	December 31,
	2024	2023
Accounts receivable - related parties, net
Yangzhou Suoyi Intelligent Equipment Technology Co., Ltd.	343,380	-
Hangzhou Suori intelligent equipment Co., LTD	4,816	-
Less: Allowance for credit losses	(3,482)	-
Totals	$344,714	$-

F-24

All these accounts receivable to related parties occurred in the ordinary course of business.

	June 30,	December 31,
	2024	2023
Prepayment - related parties
Hangzhou Xinzi New Energy Co., Ltd.	61,412	-
Hangzhou Suori intelligent equipment Co., LTD	67,839	-
Yangzhou Taixinni Material Co. LTD	323,299	-
Totals	$452,550	$-

All these prepayment to related parties occurred in the ordinary course of business.

	June 30,	December 31,
	2024	2023
Accounts payable - related parties
Hangzhou Lin’an Changqiao Plastic Packing Factory	10,512	18,634
Hangzhou Xinzi New Energy Co., Ltd.	13,711	-
Yangzhou Taixinni Material Co. LTD	322,123	-
Totals	$346,346	$18,634

All these accounts payables to related parties occurred in the ordinary course of business.

	June 30,	December 31,
	2024	2023
Due from related parties
Jianhua MA	$12,735	$43,019
Jun XU	-	5,634
Lei MA	-	14,085
Hangzhou Suori intelligent equipment Co., Ltd.	1,137,990	1,169,030
Totals	$1,150,725	$1,231,768

The Company historically loaned funds to its related parties for business purposes. The balance due from related parties is typically interest-free and due upon demand.

	June 30,	December 31,
	2024	2023
Due to related parties
Hangzhou Xinzi New Energy Co., Ltd.	$432,362	$458,840
Hangzhou Xinzi Industrial Co., Ltd.	11,394	11,662
Hangzhou Puda plastic Technology Co., LTD	96,323	-
Totals	$540,079	$470,502

Amount due to related parties are advances from various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

Related party transactions

Disposal of subsidiary

	For The Six Months Ended June 30,
	2024	2023
Hangzhou Suori intelligent equipment Co., Ltd.	$37,422	$-

Sales to related parties (without VAT)

	For The Six Months Ended June 30,
	2024	2023
Yangzhou Suoyi Intelligent Equipment Technology Co., Ltd.	$112,037	$-
Hangzhou Suori intelligent equipment Co., Ltd.	4,293	19,632
Totals	116,330	19,632

F-25

Sales of fixed assets to related parties (without VAT)

	For The Six Months Ended June 30,
	2024	2023
Hangzhou Suori intelligent equipment Co., Ltd.	$216,400	$-

Purchase from related parties (without VAT)

	For The Six Months Ended June 30,
	2024	2023
Hangzhou Suori intelligent equipment Co., Ltd.	$18,039	$48,208
Hangzhou Xinzi New Energy Co., Ltd.	133,805	339,026
Hangzhou Lin’an Changqiao Plastic Packing Factory	9,848	13,609
Totals	161,692	400,843

Loan made to related parties and repayment from related parties*

	For The Six Months Ended June 30, 2024
	Loan made to related parties	Repayment from related parties
Lei MA	$-	$13,860
Jianhua MA	-	29,506
Jun XU	-	5,544
Yangzhou Taixinni Material Co. LTD	-	69,300
Totals	$-	$118,210

	For The Six Months Ended June 30, 2023
	Loan made to related parties	Repayment from related parties
Hangzhou Suori intelligent equipment Co., LTD	$(259,804)	$676,740
Hangzhou Xinzi Industrial Co., Ltd.	(433,777)	520,571
Jianhua MA	-	58,760
Totals	$(693,581)	$1,256,071

Proceeds from and repayment to related parties*

	For The Six Months Ended June 30, 2024
	Proceed from related parties	Repayment to related parties
Hangzhou Xinzi New Energy Co., Ltd.	$1,606	$(17,636)
Hangzhou Puda plastic Technology Co., LTD*	235,620	(138,600)
Totals	$237,226	$(156,236)

*The amount of $235,602 (RMB 1.7 million) was paid by Hangzhou Puda plastic Technology Co., LTD in the form of bank acceptance, accounted as note receivable.

	For The Six Months Ended June 30, 2023
	Proceed from related parties	Repayment to related parties
Hangzhou Xinzi New Energy Co., Ltd.	$90,685	$(2,450,143)
Yanling Meng	12,269	-
Totals	$102,954	$(2,450,143)

Loan made to related parties, repayment from related parties, proceeds from related parties and repayment to related parties above represented the Company’s interest-free loans.

F-26

15. TAX PAYABLE

	As of June 30, 2024	As of December 31, 2023
Value added tax liabilities	$48,885	$43,843
Income tax payables	2,422	1,927
Others	4,470	12,619
Total	$55,777	$58,389

The Company’s product revenues are subject to value-added tax at the rates of 13%, and the Company’s service revenues are subject to value-added tax at the rate of 6%.

16. STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end).

As of June 30, 2024 and December 31, 2023, the balance of total statutory reserves was $562,041 and $562,041, respectively.

17. INCOME TAX

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

The Company was incorporated in the Cayman Islands as an offshore holding company. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains and payments of dividends by the Company to its shareholders do not require a withholding tax.

Hong Kong

Xinzi HK was incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

China Mainland

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

Hangzhou Xinzi obtained the “high-tech enterprise” tax status in November 2018, and renewed it in December 2021, which reduced its statutory income tax rate to 15%. Hangzhou Yiyang obtained the “high-tech enterprise” tax status, which reduced its statutory income tax rate to 15%, in December 2021. The high-tech enterprise tax status for these two companies will expire in December 2024. WFOE, Hangzhou Yiyang and Suqian Taijing satisfied simultaneously the tax preference as a small low-profit enterprises, hereto they adopted the lower tax rate of 5%.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For The Six Months Ended June 30,
	2024	2023
PRC statutory income tax rates	25.00%	25.00%
“High-tech enterprise” tax deduction	(5.04)%	(10.00)%
“Small low-profit enterprises” tax deduction	(13.03)%	(0.28)%
Adjustment of entertainment expenses	(0.52)%	0.60%
Super deduction on eligible R&D expenditure	12.46%	(17.76)%
Different tax rates in other jurisdictions	0.65%	-%
Change in valuation allowance	(19.16)%	2.45%
Others	2.90%	0.81%
Total	3.27%	0.81%

F-27

Composition of income tax expense

Income tax expense included in the consolidated statements of income and comprehensive income/(loss) are as follows:

	For The Six Months Ended June 30,
	2024	2023
Current tax expense	$2,422	$855
Deferred income tax effect	(26,121)	4,053
Total income tax (benefit) expense	$(23,699)	$4,908

18. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets consist of the following:

	As of June 30, 2024	As of December 31, 2023
Allowance for credit losses	$12,133	$10,102
Inventory provision	11,510	15,464
Net operating losses carried forward	727,261	604,295
Totals	750,904	629,861
Less: Valuation allowance	(727,261)	(604,295)
Deferred tax assets, net	23,643	25,566

Deferred tax liabilities consist of the following:

	As of June 30, 2024	As of December 31, 2023
Accelerated depreciation of equipment	$173,433	$204,695
Totals	173,433	204,695

As of June 30, 2024 and December 31, 2023, the Company’s PRC entities had net operating loss carryforwards of approximately $5.7 million and $4.3 million, respectively which will start to expire from 2029. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of June 30, 2024 and December 31, 2023, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

19. EQUITY

Capital Contribution

No capital contribution by the Company’s shareholders during the six months ended June 30, 2024 and 2023.

Ordinary shares

On July 12, 2022, 15,000,000 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

Dividend distribution

Dividends

No dividend was paid or declared during the six months ended June 30, 2024. The Company paid $2,736,602 to its shareholder during the six months ended June 30, 2023. Since the dividend was declared and paid in March 2023, prior to the reorganization, it was distributed directly to the shareholders of the Company, rather than through Xinzi (the parent company). The dividend per share was $0.18 during the six months ended June 30, 2023.

F-28

Subscription receivable

The subscription receivable represents the unpaid capital contribution of US$1,500 for Xinzi by the shareholders. The amount would be settled when the bank account was set up for Xinzi.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE and Hangzhou Xinzi only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WFOE and Hangzhou Xinzi. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, WFOE and Hangzhou Xinzi are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WFOE and Hangzhou Xinzi from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2024 and December 31, 2023, amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries., which amounted to $6,514,403 and $6,514,403, respectively.

20. CONCENTRATIONS, RISKS AND UNCERTAINTIES

Deterioration in general economic conditions in the United States and globally, including the effect of prolonged periods of inflation on our customers and suppliers, could harm our business and results of operations.

Our business and results of operations could be adversely affected by changes in national or global economic conditions. These conditions include but are not limited to inflation, rising interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), the negative impacts caused by pandemics and public health crises (including the COVID-19 pandemic), negative impacts resulting from the military conflict between Russia and the Ukraine, and the effects of governmental initiatives to manage economic conditions. Impacts of such conditions could be passed on to our business in the form of a reduced customer base and/or our customers spendings due to possible reductions in industry-wide spendings and/or economic pressure on our suppliers to pass on increased costs.

Credit risk

Cash deposits with banks are held in financial institutions in China, deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $72,000 (RMB 500,000). The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	For the six months ended June 30,
	2024	2023
Percentage of the Company’s sales
Customer A	38%	54%
Customer B	17%	14%

F-29

The table sets above information as to the revenue derived from those customers that accounted for more than 10% of the Company’s total revenues for the six months ended June 30, 2024 and 2023.

	As of June 30, 2024	As of Dec 31, 2023
Percentage of the Company’s accounts receivable
Customer A	-%	21%
Customer B	24%	25%
Customer C	21%	-%
Customer D	14%	-%
Customer E	5%	11%

The table above shows the account receivable accounted from above customer A, B and those customers that accounted for more than 10% of the total accounts receivable as of June 30, 2024 and December 31, 2023. No Contract liabilities accounted from above customers as of June 30, 2024 and December 31, 2023.

The concentration on purchases generated by suppliers type comprised of the following:

	For the six months ended June 30,
	2024	2023
Percentage of the Company’s purchases
Supplier A	21%	-%
Supplier B	10%	-%
Supplier C	10%	12%
Supplier D	9%	13%
Supplier E	-%	10%
Supplier F	-%	7%

The table sets above information as to the purchases derived from those suppliers that accounted for more than 10% of the Company’s total purchase for the six months ended June 30, 2024 and 2023.

	As of June 30, 2024	As of December 31, 2023
Percentage of the Company’s account payable
Supplier A	22%	9%
Supplier B	1%	9%
Supplier G	10%	-%
Supplier I	7%	11%

The table above shows the account payable accounted from above supplier A to F and those suppliers that accounted for more than 10% of the total accounts payable as of June 30, 2024 and December 31, 2023.

	As of June 30, 2024	As of December 31, 2023
Percentage of the Company’s prepayment
Supplier B	22%	-%
Supplier C	-%	3%
Supplier E	-%	14%
Supplier F	11%	28%
Supplier H	10%	27%
Supplier J	5%	11%

The table above shows the prepayment accounted from above supplier A to F and those suppliers that accounted for more than 10% of the prepayment as of June 30, 2024 and December 31, 2023.

F-30

21. SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after June 30, 2024 up through October 28, 2024. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements, unless as disclosed below.

On August 7, 2024, Hangzhou Xinzi signed an one-year loan agreement of RMB4,900,000 with China Zheshang Bank Co., Ltd... The annual interest rate was 4.8%. The loan was guaranteed by Yanling Meng.

On August 19, 2024, Hangzhou Xinzi signed an one-year loan agreement of RMB4,000,000 with Bank of Jiangsu. The annual interest rate was 4.01%. The loan was guaranteed by Yanling Meng, Jiahua Ma, Hangzhou Xinzi Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd.

On September 14, 2024, Hangzhou Xinzi signed an one-year loan agreement of RMB5,000,000 with China Zheshang Bank Co., Ltd. The annual interest rate was 4.5%. The loan was guaranteed by Yanling Meng.

On September 30, 2024, Hangzhou Xinzi signed an one-year loan agreement of RMB2,000,000 with Ningbo Commerce Bank. The annual interest rate was 4.7%. The loan was a fiduciary loan.

On October 8, 2024, Hangzhou Xinzi signed an one-year loan agreement of RMB1,000,000 with Bank of Jiangsu. The annual interest rate was 4.01%. The loan was guaranteed by Yanling Meng, Jiahua Ma, Hangzhou Xinzi Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd.

On October 8, 2024, the Company signed a three-months loan agreement of RMB3,500,000 with Zhejiang Lin ‘an Rural Commercial Bank. The annual interest rate was 5.92%. The loan was guaranteed by Yanling Meng and Hangzhou Yiyang Solar Technology Co., Ltd.

22. FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; therefore, the financial statements for the parent company are included herein.

The condensed financial information of the parent company, Xinzi, has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries is reported as earnings from subsidiaries in the accompanying condensed financial information of parent company.

As of June 30, 2024 and December 31, 2023, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

F-31

PARENT COMPANY BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS
Current assets
Cash	11,276	-
Non-current assets
Investment in subsidiary	$6,423,706	$6,987,231
Deferred IPO cost	539,061	453,051
Total assets	$6,974,043	$7,440,282

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amount due to internal companies	708,217	400,207
Amount due to related parties	492,844	492,844
Total liabilities	$1,201,061	$893,051

Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of June 30, 2024 and December 31, 2023; 15,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023	1,500	1,500
Subscription receivables	(1,500)	(1,500)
Additional paid-in capital	5,952,362	5,952,362
Statutory reserve	562,041	562,041
Retained earnings	(945,449)	(428,273)
Accumulated other comprehensive gain (loss)	(612,436)	(501,929)
Total Xinzi shareholders’ equity	4,956,518	5,584,201
Non-controlling interests	816,464	963,030
Total shareholders’ equity	$5,772,982	$6,547,231

Total liabilities and shareholders’ equity	$6,974,043	$7,440,282

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended June 30,
	2024	2023
OPERATING EXPENSES	$210,724	$30,000
INCOME FROM SUBSIDIARIES	(489,999)	631,072

NET INCOME	(700,723)	601,072
Net income attributable to non-controlling interests	(183,547)	(4,258)
Net income attributable to shareholders	(517,176)	605,330
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
Foreign currency translation adjustment attributable to non-controlling interests	(35,799)	(2,887)
Foreign currency translation adjustment attributable to shareholders	(110,507)	(303,941)
COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(219,346)	(7,145)
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(627,683)	$301,389

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2023
Net cash used in operating activities	$(724)	$-
Net cash provided by financing activities	12,000	-

F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Xinzi

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinzi and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C. Certified Public Accountants PCAOB ID: 1171

We have served as the Company’s auditor since 2021.

San Mateo, California

June 25, 2024, except for the dividend discussed in Note 18 and 21 as to which the date is October 28, 2024.

F-33

XINZI

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	December 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,988,008	$1,699,816
Restricted cash	403,076	-
Notes receivable	1,827,057	620,949
Accounts receivable - third parties, net	4,536,181	9,283,280
Accounts receivable - related parties, net	-	509,440
Prepayment, net	483,631	853,873
Inventories, net	2,141,008	2,096,518
Due from related parties	1,231,768	1,565,858
Other receivables, net	208,784	116,978
Other assets, current	602,854	-
Total Current Assets	13,422,367	16,746,712

NON-CURRENT ASSETS
Deferred IPO costs	453,051	82,844
Right of use assets, net	2,429,368	1,822,199
Property and equipment, net	4,333,946	3,806,404
Construction in process	3,587,220	1,154,444
Deferred tax asset, net	25,566	84,379
Other assets, non-current	1,623,686	394,521
Total non-Current Assets	12,452,837	7,344,791

TOTAL ASSETS	$25,875,204	$24,091,503

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loan	$7,563,487	$6,609,534
Notes payable	1,025,817	577,943
Accounts payable - third parties	3,921,568	2,819,252
Accounts payable - related parties	18,634	9,823
Lease liability - current	717,553	612,121
Contract liabilities	138,713	160,797
Amount due to related parties	470,502	775,282
Payroll payable	140,915	150,690
Tax payable	58,389	113,125
Deferred tax liability	204,695	212,067
Other payable	393,701	508,452
Current portion of long-term loan	2,438,728	1,152,223
Total Current Liabilities	17,092,702	13,701,309

NON-CURRENT LIABILITIES
Long-term loan	788,447	1,595,025
Lease liability - non-current	1,446,824	806,770
Total non-Current Liabilities	2,235,271	2,401,795
TOTAL LIABILITIES	19,327,973	16,103,104

STOCKHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of December 31, 2023 and 2022; 15,000,000 shares issued and outstanding as of December 31, 2023 and 2022	1,500	1,500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	5,952,362	5,952,362
Statutory reserve	562,041	408,206
Retained earnings (Accumulated deficits)	(428,273)	1,886,579
Accumulated other comprehensive loss	(501,929)	(259,176)
Total Xinzi’s shareholders’ equity	5,584,201	7,987,971
Non-controlling interests	963,030	428
Total Shareholders’ Equity	6,547,231	7,988,399

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$25,875,204	$24,091,503

The accompanying notes are an integral part of these consolidated financial statements.

F-34

XINZI

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	For the year ended December 31,
	2023	2022

REVENUE	$32,834,335	$38,288,404
REVENUE - related parties	19,209	84,498

COST OF REVENUE	29,165,342	32,965,761
COST OF REVENUE - related parties	19,338	32,662

GROSS PROFIT	3,668,864	5,374,479

OPERATING EXPENSES
Selling expenses	439,312	230,808
General and administrative expenses	1,227,680	1,215,286
Research and development expenses	1,475,965	1,609,930
(Reversal of) Allowance for credit losses	(415,516)	24,233
Impairment for inventory	102,527	21,158
Total Operating Expenses, net	2,829,968	3,101,415

NET PROFIT FROM OPERATIONS	838,896	2,273,064

OTHER INCOME (EXPENSES)
Interest income	7,496	1,534
Interest expenses	(927,552)	(708,209)
Other income	691,811	619,054
Other expenses	(94,075)	(95,471)
Total Other Income (Expenses), net	(322,320)	(183,092)

NET INCOME BEFORE TAXES	516,576	2,089,972

Income tax expenses	(58,003)	(236,235)

NET INCOME	458,573	1,853,737

Net income (loss) attributable to non-controlling interests	(58,036)	439
Net income attributable to Xinzi’s shareholders	516,609	1,853,298

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment attributable to non-controlling interests	24,780	(11)
Foreign currency translation adjustment attributable to Xinzi shareholders	(242,753)	(561,609)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(33,256)	428
COMPREHENSIVE INCOME ATTRIBUTABLE TO XINZI’S SHAREHOLDERS	$273,856	$1,291,689

Weighted average number of shares outstanding during the period – basic and diluted	15,000,000	15,000,000
Earnings per share – basic and diluted	$0.03	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

F-35

XINZI

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in US dollars)

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated Other Comprehensive Income (loss) attributable to Xinzi	Total Xinzi shareholders’	Non-controlling	Total shareholders’
	Shares	Par value	receivable	capital	reserves	deficits)	shareholders	equity	interest	equity

BALANCE, December 31, 2021	15,000,000	$1,500	(1,500)	5,065,921	223,271	218,216	302,433	5,809,841	-	5,809,841

Capital injection				886,441				886,441		886,441
Net income					184,935	1,668,363		1,853,298	439	1,853,737
Foreign currency translation adjustment							(561,609)	(561,609)	(11)	(561,620)

BALANCE, December 31, 2022	15,000,000	$1,500	(1,500)	5,952,362	408,206	1,886,579	(259,176)	7,987,971	428	7,988,399

Capital injection								-	995,858	995,858
Dividend distribution						(2,677,626)		(2,677,626)		(2,677,626)
Net income					153,835	362,774		516,609	(58,036)	458,573
Foreign currency translation adjustment							(242,753)	(242,753)	24,780	(217,973)

BALANCE, December 31,2023	15,000,000	$1,500	(1,500)	5,952,362	562,041	(428,273)	(501,929)	5,584,201	963,030	6,547,231

The accompanying notes are an integral part of these consolidated financial statements.

F-36

XINZI

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$458,573	$1,853,737
Adjustments to reconcile net income to net cash used in operating activities:
(Reversal of) Allowance for credit losses	(415,516)	24,233
Write-off of allowance for bad debts	(98,825)	-
Provision for inventory impairment	102,527	21,158
Gain on disposals of property and equipment	(645)	(62,846)
Depreciation and amortization	615,005	639,684
Amortization of financial lease right-of-use asset	93,182	94,828
Non-cash lease expenses	273,707	210,785
Deferred tax expenses	55,235	229,939
Changes in operating assets and liabilities:
Accounts receivable	5,392,876	(4,898,978)
Note receivable	(1,227,120)	(171,999)
Prepayment	457,987	(312,957)
Other receivables	(94,817)	77,059
Inventories	(207,153)	615,280
Other current assets	(604,472)	-
Other non-current assets	163,821	(111,458)
Deferred IPO costs	(373,572)	(84,914)
Note payable	465,620	592,390
Accounts payable	756,786	(482,043)
Contract liabilities	(17,540)	(460,281)
Payroll payable	(5,488)	61,800
Tax payable	(51,645)	(107,472)
Other payable	(100,504)	164,615
Lease liabilities	(240,638)	(222,145)
Net cash provided by (used in) operating activities	5,397,384	(2,329,585)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, equipment and construction in process	(5,490,987)	(1,683,386)
Proceeds from disposals of property and equipment	71,646	142,508
Loan made to related parties	(951,334)	(148,148)
Repayment from related parties	1,295,556	997,149
Cash used in investing activities	(5,075,119)	(691,877)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank and financing institutions	12,314,819	8,886,815
Repayment to bank and financing institutions	(10,609,241)	(2,960,174)
Dividend payment	(2,677,626)	-
Proceeds from related party	3,109,853	1,896,739
Repayment to related parties	(2,441,796)	(3,791,220)
Principal portion of the lease liability arising from a finance lease	(279,189)	(340,335)
Capital contribution from shareholders	995,858	886,441
Net cash provided by financing activities	412,678	4,578,266

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(43,675)	(110,119)

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	691,268	1,446,685

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,699,816	253,131

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$2,391,084	$1,699,816

Bank balances and cash	1,988,008	1,699,816
Bank balances and cash included in assets classified as restricted cash	403,076	-

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the years for:
Income taxes	$55,271	$68,400
Interest	$590,928	$708,209

NON-CASH TRANSACTIONS
Operating lease assets obtained in exchange for lease obligations	$1,307,931	$143,567
Account payable for equipment	438,309	94,488

The accompanying notes are an integral part of these consolidated financial statements.

F-37

XINZI

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Xinzi (the “Company” or “Xinzi”) is a holding company incorporated on July 12, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Xinzi Hong Kong Holding Limited (“Xinzi HK”), which was incorporated in Hong Kong on September 8, 2022. Xinzi HK is also a holding company that is holding all of the equity interest of Zhejiang Tongjie new energy technology Co.,LTD (“WFOE”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on September 26, 2023.

The Company, through its PRC subsidiary, WFOE, wholly owns Hangzhou Xinzi Optoelectronics Technology Co., Ltd. (“Hangzhou Xinzi”) that was incorporated on December 2, 2016. Hangzhou Xinzi engages in the research and development, production and sales of solar encapsulation films.

On September 26, 2023, the Company completed its reorganization of entities under the common control of 8 shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. WFOE wholly owns Hangzhou Xinzi and all of these entities included in the Company are under common control, which results in the consolidation of Hangzhou Xinzi at the carrying value. This transaction has been accounted for as a reorganization of entities under common control. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Xinzi (the “Company” or “Xinzi”)	● Located in the Cayman Island ● Incorporated on July 12, 2022	-	Investment holding

Xinzi Hong Kong Holding Limited (“Xinzi HK”)	● Located in the Hong Kong ● Incorporated on September 8, 2022	100% directly owned by Xinzi	Investment holding

Zhejiang Tongjie new energy technology Co.,LTD (“WFOE”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on September 26, 2023	100% directly owned by Xinzi HK	Investment holding

Hangzhou Xinzi Photoelectric Technology Co., Ltd. (“Hangzhou Xinzi”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on December 2, 2016	100% owned by WFOE	Solar encapsulation films manufacturer

Hangzhou Yiyang Photovoltaic Technology Co., Ltd. (“Hangzhou Yiyang”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on June 23, 2017	100% owned by Hangzhou Xinzi	Solar encapsulation films manufacturer

Suqian Taijing New Material Technology Co., Ltd (“Suqian Taijing”）	● Located in People’s Republic of China (“PRC”) ● Incorporated on April 28, 2023	55% owned by Hangzhou Xinzi	Solar encapsulation films manufacturer

Yangzhou Taixinni Material Co., Ltd (“Yangzhou Taixinni”)	● Located in People’s Republic of China (“PRC”) ● Incorporated on April 12, 2022	90% owned by Hangzhou Yiyang	Solar encapsulation films manufacturer

F-38

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment, impairment of long-lived assets, valuation of accounts receivables, prepayments, other receivable, inventory and deferred tax assets. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and at banks and highly liquid investments, which are unrestricted from withdrawal or use, and which have original maturities of three months or less when purchased.

Restricted Cash

Restricted cash represents amounts held by a bank as security for bank acceptance bills, therefore is not available for the Company’s use until such time as the bank acceptance notes have been fulfilled or expired, normally within a six-month period.

Notes receivable

Notes receivable, generally due within six months and with specific payment terms and definitive due dates, are comprised of bank acceptance notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest.

F-39

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”on January 1, 2021, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectability by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Inventories, net

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when net realizable value of certain inventory items is lower than the cost.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives (years)
Machinery equipment	10
Leasehold improvement	Shorter of the remaining lease terms or estimated useful lives
Electronic equipment	3
Transportation equipment	5, 10 （mainly 10)
Office equipment	5

Expenditure for maintenance and repairs is expensed as incurred.

Intangible Assets

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. In case the Company reduces the estimated useful life for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

F-40

Impairment of Long-lived Assets

In accordance with ASC 360-10-35, the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets.

No impairment of long-lived assets recognized for the year ended December 31, 2023 and 2022.

Lease

The Company adopts Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) to account its lease. ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

F-41

Sales and leaseback contracts

The Company enters sale and leaseback transactions. The Company acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at a contract designated rental price. The Company evaluates if sales of the underlying assets in the sale and leaseback contract has occurred in accordance with ASC 606. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor. The seller-lessee shall not derecognize the transferred asset and shall account for any amounts received as a financial liability.

Revenue Recognition

Revenues are recognized in accordance with ASC 606; revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers, in an amount that the Company expects in exchange for those goods or services.

The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. In order to achieve that core principle, the Company applies the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the performance obligation is satisfied.

The Company generates its revenues primarily from (a) Sales of photovoltaic film, (b) Sales of raw materials, (c) Sales of photovoltaic module and (d) Other operating revenue.

For sales of photovoltaic film, the Company contracts with customers to provide photovoltaic film, which is the only performance obligation under the contract. The terms of pricing and payment are fixed, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers.

For sales of raw materials, the Company contracts with customers to provide raw materials, which is the only performance obligation under the contract. The terms of pricing and payment are fixed, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers.

For sales of photovoltaic module, the Company contracts with customers to provide photovoltaic module, which is the only performance obligation under the contract. The terms of pricing and payment are fixed, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers.

Contracts do not offer any price protection but allow for the return of certain goods if quality problem, which is standard warranty. The Company’s product returns and recorded reserve for sales returns were minimal for the years ended December 31, 2023 and 2022. The total sales return and warranty expenditures amount are accounting for around 0.03% and 0.04% of the total revenue of Xinzi for the year ended December 31, 2023. The total sales return and warranty expenditures amount are accounting for around 0.08% and 0.00% of the total revenue of Xinzi for the year ended December 31, 2022.

F-42

Revenue by major product lines

	For The Years Ended December 31,
	2023	2022
Sales of photovoltaic film	$31,438,825	$34,527,026
Sales of raw materials	435,160	2,842,903
Sales of photovoltaic module	939,888	872,434
Other operating revenue	39,671	130,539
Total Revenue	$32,853,544	$38,372,902

Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets.

The Company does not have any contract assets as of December 31, 2023 and 2022.

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. The Contract liabilities were $160,797 and $660,057 as of December 31, 2022 and 2021, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were $48,772 and $407,325 for the years ended December 31, 2023 and 2022, respectively.

Cost of revenues

Costs of revenues consist primarily of materials costs, labor costs, shipping and handling expense, inspection costs, depreciation and amortization expenses and related costs, which are directly attributable to production. Write-down of inventories is also recorded in cost of sales, if any. Shipping and handling costs incurred to transport goods to customers are expensed in the periods incurred and are included in cost of revenues. The Company accounts for shipping and handling expenses as fulfillment costs because shipping and handling activities occur before the customers obtain control of the goods. Shipping and handling expenses amounted to $422,979 and $297,457 for the years ended December 31, 2023 and 2022, respectively.

Selling expenses

Selling expenses consist primarily of travelling expenses, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. Advertising costs amounted to $26,564 and $19,157 for the years ended December 31, 2023 and 2022, respectively.

General and administrative expenses

General and administrative expenses consist primarily of compensation and benefits to general management, finance and administrative staffs, rental, depreciation and amortization and other expenses incurred in connection with general operations.

F-43

Research and Development Expenses

Research and development expenses are charged to the consolidated statement of income as incurred, consist primarily of compensation and benefits to research and development staffs, raw materials consumed and other expenses related to research and development.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Xinzi shareholders, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Fair Value Measurements

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – include other inputs that are directly or indirectly observable in the market place.

Level 3 – unobservable inputs which are supported by little or no market activity.

The carrying value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, notes receivable and notes payable, accounts and other receivables, other current assets, short term loan, accounts and other payables, and other short-term liabilities approximate their fair value due to their short maturities.

Related Parties

The Company accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

F-44

Noncontrolling interests

A noncontrolling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income attributable to noncontrolling interests when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company’s consolidated balance sheets.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years ended December 31, 2023 and 2022, the Company’s comprehensive income includes net income, and other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

Value-added taxes

Revenue is recognized net of value-added taxes (“VAT”). VAT is based on gross sales price and the VAT rate applicable to the Company is 13% for the years ended December 31, 2023 and 2022. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the years ended December 31, 2023 and 2022. The Company accounts for income tax in accordance with U.S. GAAP.

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

F-45

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2023 and 2022 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the years ended December 31, 2023 and 2022.

Foreign Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the United States dollar (“US dollar”). The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”).

The consolidated financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Stockholders’ equity accounts are translated using the historical exchange rates at the date the entry to stockholders’ equity was recorded, except for the change in retained earnings during the period, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

F-46

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the statements of income and comprehensive income.

Translation of amounts from RMB into U.S. dollars have been made at the following exchange rates:

Balance sheet items, except for equity accounts
December 31, 2023	RMB 7.0999 to $1
December 31, 2022	RMB 6.8972 to $1

Income statement and cash flows items
For the year ended December 31, 2023	RMB 7.0809 to $1
For the year ended December 31, 2022	RMB 6.7290 to $1

Segment Reporting

The Company’s management reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Restricted Assets

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations are conducted, and revenues are generated in China, and all of the Company’s revenues earned and currency received, are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into U.S. dollars.

F-47

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	As of December 31,
	2023	2022
Accounts receivable
- third parties	$4,592,483	$9,712,932
- related parties	-	551,028
Less: Allowance for credit losses	(56,302)	(471,240)
- third parties	(56,302)	(429,652)
- related parties	-	(41,588)
Totals	$4,536,181	$9,792,720

The following table sets forth the movement of allowance for credit losses:

a. Third parties

	As of December 31,
	2023	2022
Balance, at beginning of the year	$429,652	$519,158
Reverse charged to expense	(263,228)	(51,269)
Write-off of allowance for bad debts	(98,825)	-
Exchange rate difference	(11,297)	(38,237)
Balance, at end of the year	$56,302	$429,652

F-48

b. Related parties

	As of December 31,
	2023	2022
Balance, at beginning of the year	$41,588	$6,463
Additional provision (reverse) charged to expense	(40,509)	36,507
Exchange rate difference	(1,079)	(1,382)
Balance, at end of the year	$-	$41,588

4. PREPAMENT

Prepayment consists of the following:

	As of December 31,
	2023	2022
Prepayment	495,240	979,979
Less: Allowance for credit losses	(11,609)	(126,106)
Totals	$483,631	$853,873

The following table sets forth the movement of allowance for credit losses:

a. Third parties

	As of December 31,
	2023	2022

Balance, at beginning of the year	$126,106	$96,601
Additional provision (reverse) charged to expense	(111,195)	37,773
Exchange rate difference	(3,302)	(8,268)
Balance, at end of the year	$11,609	$126,106

b. Related parties

	As of December 31,
	2023	2022
Balance, at beginning of the year	$-	$1,767
Additional provision (reverse) charged to expense	-	(1,673)
Exchange rate difference	-	(94)
Balance, at end of the year	$-	$-

5. OTHER REVEIVABLE

Other receivable consists of the following:

	As of December 31,
	2023	2022
Other receivables	$224,268	$133,516
Less: Allowance for credit losses	(15,484)	(16,538)
Totals	$208,784	$116,978

F-49

The following table sets forth the movement of allowance for credit losses:

	As of December 31,
	2023	2022
Balance, at beginning of the year	$16,538	$14,843
Additional provision (reverse) charged to expense	(584)	2,895
Exchange rate difference	(470)	(1,200)
Balance, at end of the year	$15,484	$16,538

6. INVENTORY

Inventory consists of the following:

	As of December 31,
	2023	2022
Raw materials	$1,688,683	$1,221,776
Work in process	34,531	3,083
Finished goods	549,359	992,997
Less: Provision for inventory impairment	(131,565)	(121,338)
Totals	$2,141,008	$2,096,518

Impairment provision of inventories recorded for lower of cost or net realizable value adjustments were $102,527 and $21,158 for the years ended December 31, 2023 and 2022, respectively.

7. OTHER ASSETS, CURRENT

Other assets, current consists of the following:

	As of December 31,
	2023	2022
Prepaid expenses	$48,725	$-
Withholdings on VAT not yet certified	519,777	-
Withholdings on VAT not yet obtained deduction certificates	34,352	-
Totals	$602,854	$-

8. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of December 31,
	2022	2022
Office equipment	$7,700	$2,948
Electronic equipment	411,377	190,333
Machinery equipment	5,239,313	4,346,220
Transportation equipment	64,893	36,597
Leasehold improvement	210,009	216,181
Total	5,933,292	4,792,279
Less: Accumulated depreciation	(1,599,346)	(985,875)
Property and equipment, net	$4,333,946	$3,806,404

F-50

Depreciation recognized for the years ended December 31, 2023 and 2022 were $615,005 and $639,684, respectively.

The following table sets forth the movement of provision for fixed assets impairment:

	As of December 31,
	2023	2022
Balance, at beginning of the year	$-	$23,355
Write off of fixed assets	-	(22,118)
Exchange rate difference	-	(1,237)
Balance, at end of the year	$-	$-

9. DEFERRED IPO COST

Pursuant to ASC 340-10-S99-1, initial public offerings (IPO) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of December 31, 2023, the Company did not conclude its IPO. During the year ended December 31, 2023, the Company recorded a charge of $370,207 related to the IPO. As of December 31, 2023 and 2022, the accumulated deferred IPO cost was $453,051 and $82,844, respectively.

10. ACCOUNTS PAYABLE

Accounts payable consists of the following:

	As of December 31,
	2023	2022
Accounts payable - related party
Accounts payable for goods	$18,634	$9,823
Accounts payable - third party
Accounts payable for goods	3,290,299	2,531,945
Accounts payable for equipment	505,930	177,391
Others	125,339	109,916
Totals	$3,940,202	$2,829,075

11. LEASES

The weighted average lease term and discount rate as of December 31, 2023 and 2022 were as follows:

	As of December 31,
	2023	2022
Weighted average lease term:
Operating lease	4.58	4.22
Finance lease	0.18	1.41
Weighted average discount rate:
Operating lease	5.65%	4.75%
Finance lease	6.47%	6.87%

F-51

Supplemental balance sheet information related to operating leases and finance leases was as follows:

	As of December 31,
	2023	2022
Right-of-use assets, net	$2,429,368	$1,822,199
Operating lease
Right-of-use assets	2,763,815	1,563,750
Accumulated depreciation	(770,040)	(573,151)
Finance lease
Right-of-use assets	559,649	973,847
Accumulated depreciation	(124,056)	(142,247)
Lease liabilities - current	717,553	612,121
Operating lease	586,679	337,190
Finance lease	130,874	274,931
Lease liabilities – non-current	1,446,824	806,770
Operating lease	1,446,824	660,356
Finance lease	-	146,414
Total lease liabilities	$2,164,377	$1,418,891

The components of lease expenses for the years ended December 31, 2023 and 2022 were as follows:

	For the years ended December 31,
	2023	2022
Operating lease expense	273,707	210,785
Amortization of financial lease right-of-use asset	93,182	94,828
Finance lease interest expense	16,935	37,085
Total	383,824	342,698

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2022 were as follows:

	For the years ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Cash flows for operating leases	240,638	222,145
Cash flows for principal portion of the lease liability arising from finance leases	279,189	340,335
Supplemental noncash information:
Operating lease assets obtained in exchange for lease obligations	1,307,931	143,567

F-52

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023:

	Operating Leases	Finance Leases
Fiscal year 2024	$543,018	$134,509
Fiscal year 2025	485,523	-
Fiscal year 2026	485,523	-
Fiscal year 2027	407,721	-
Fiscal year 2028	329,920	-
Total lease payments	2,251,705	134,509
Less: Imputed interest	218,202	3,635
Present value of lease liabilities	2,033,503	130,874
Less: Current lease liabilities	586,679	130,874
Long-term lease liabilities	1,446,824	-

12. CREDIT FACILITIES

Short-term Loan

Outstanding balances on short-term loans consist of the following:

Bank Name	Maturities	Interest Rate	December 31, 2023	Collateral/Guarantee
Shanghai Pudong Development Bank	April 2024	4.50%	$239,440	Guarantee: Yanling Meng, Jianhua Ma Collateral: Yanling Meng’s apartment
Shanghai Pudong Development Bank	April 2024	4.50%	704,235	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd. Collateral: Yanling Meng’s apartment
Zhejiang Lin ‘an Rural Commercial Bank	February 2024	4.60%	704,235	Collateral: Hangzhou Xinzi Energy Co., Ltd.’s property
Zhejiang Lin ‘an Rural Commercial Bank	February 2024	5.25%	704,235	Guarantee: Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd.
Zhejiang Lin ‘an Rural Commercial Bank	June 2024	5.20%	985,929	Guarantee: Yanling Meng, Jianguo Lin, Hangzhou Yiyang Solar Technology Co., Ltd.
Ningbo Commerce Bank	October 2024	5.20%	281,694	Guarantee: Yanling Meng, Hangzhou Xinzi Energy Co., Ltd.
China Zheshang Bank Co., Ltd.	July 2024	4.98%	704,235	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
China Zheshang Bank Co., Ltd.	September 2024	4.98%	704,235	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
Bank of Jiangsu	August 2024	4.50%	704,235	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Industrial Bank Co., Ltd.	June 2024	4.30%	1,408,472	Guarantee: Yanling Meng, Hangzhou Yiyang Solar Technology Co., Ltd.
Ningbo Commerce Bank	February 2024	5.40%	422,542	Guarantee: Yanling Meng, Hangzhou Xinzi Optoelectronics Technology Co., Ltd.
Totals			$7,563,487

F-53

Bank Name	Maturities	Interest Rate	December 31, 2022	Collateral/Guarantee
Shanghai Pudong Development Bank	April 2023	5.00%	$245,027	Guarantee: Yanling Meng, Jianhua Ma Collateral: Yanling Meng’s apartment
Shanghai Pudong Development Bank	April 2023	5.00%	724,932	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd. Collateral: Yanling Meng’s apartment
Zhejiang Lin ‘an Rural Commercial Bank	January 2023	4.45%	869,918	Guarantee: Yanling Meng, Hangzhou Yiyang Solar Technology Co., Ltd.
Zhejiang Lin ‘an Rural Commercial Bank	March 2023	5.50%	724,932	Guarantee: Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd.
Zhejiang Lin ‘an Rural Commercial Bank	March 2023	4.70%	724,932	Collateral: Hangzhou Xinzi New Energy Co., Ltd.’s property
Ningbo Commerce Bank	April 2023	7.20%	236,966	Guarantee: Yanling Meng, Hangzhou Xinzi New Energy Co., Ltd.
Ningbo Commerce Bank	April 2023	7.20%	52,613	Guarantee: Yanling Meng, Hangzhou Xinzi New Energy Co., Ltd.
Bank of Hangzhou	April 2023	4.20%	434,959	Guarantee: Yanling Meng, Hangzhou Hi-tech Financing Guarantee Co. Ltd.
China Zheshang Bank Co., Ltd.	July 2023	5.40%	724,932	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
China Zheshang Bank Co., Ltd.	September 2023	5.40%	724,932	Guarantee: Yanling Meng, Zhejiang Financing Guarantee Co., Ltd.
Bank of Jiangsu	August 2023	4.81%	710,433	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi New Energy Co., Ltd., Hangzhou Financing Guarantee Co. Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Ningbo Commerce Bank	August 2023	5.40%	434,958	Guarantee: Yanling Meng, Hangzhou Xinzi Optoelectronics Technology Co., Ltd.
Totals			$6,609,534

Current portion of long-term loan

Outstanding balances on current portion of long-term loans consist of the following:

Bank Name	Maturities	Interest Rate	December 31, 2023	Collateral/Guarantee
Yuandong International Financial Leasing Co., LTD (3)	July 2024	9.37%	$529,465	Guarantee: Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng
Yuandong International Financial Leasing Co., LTD (4)	September 2024	8.00%	739,447	Guarantee: Hangzhou Xinzi Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng, Jianguo Lin
Chailease International Finance Co., LTD (2)	July 2025	13.96%	230,852	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Industrial Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Haier Financial Leasing Co., LTD (5)	April 2025	6.19%	938,964	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi new Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd. Jianguo Lin.
Totals			$2,438,728

F-54

		Interest	December 31,
Bank Name	Maturities	Rate	2022	Collateral/Guarantee
Webank	April 2023	8.3214%	$55,233	Guarantee: Lei Ma, Jianguo Lin
Webank	May 2023	8.3214%	34,521	Guarantee: Lei Ma, Jianguo Lin
Yuandong International Financial Leasing Co., LTD (1)	September 2023	8.10%	271,849	Guarantee: Hangzhou Xinzi New Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng
Yuandong International Financial Leasing Co., LTD (3)	July 2024	9.37%	545,025	Guarantee: Hangzhou Xinzi New Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng
Chailease International Finance Co., LTD (2)	July 2025	13.96%	245,595	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Industrial Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Totals			$1,152,223

Long-term Loan

Outstanding balances on long-term loans consist of the following:

		Interest	December 31,
Bank Name	Maturities	Rate	2023	Collateral/Guarantee
Zhejiang Lin ‘an Rural Commercial Bank	March 2025	5.80%	$422,541	Nil
Chailease International Finance Co., LTD (2)	July 2025	13.96%	52,888	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Industrial Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Haier Financial Leasing Co., LTD (5)	April 2025	6.19%	313,018	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi new Energy Co., Ltd. and Hangzhou Yiyang Solar Technology Co., Ltd. Jianguo Lin.
Totals			$788,447

		Interest	December 31,
Bank Name	Maturities	Rate	2022	Collateral/Guarantee
Zhejiang Lin ‘an Rural Commercial Bank	March 2025	5.80%	$434,959	Nil
Yuandong International Financial Leasing Co., LTD (3)	July 2024	9.37%	867,987	Guarantee: Hangzhou Xinzi New Energy Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd., Yanling Meng
Chailease International Finance Co., LTD (2)	July 2025	13.96%	292,079	Guarantee: Yanling Meng, Jianhua Ma, Hangzhou Xinzi Industrial Co., Ltd., Hangzhou Yiyang Solar Technology Co., Ltd.
Totals			$1,595,025

The weighted average interest rate of short-term loans outstanding as of December 31, 2023 and 2022 was 4.80% and 5.09%, respectively. The weighted average interest rate of long-term loans outstanding as of December 31, 2023 and 2022 was 7.76% and 9.54%, respectively. For the year ended December 31, 2023 and 2022, interest expenses related to loans amounted to $619,023 and $487,223, respectively. The effective interest rate was approximately 5.72% and 5.08% for the year ended December 31, 2023 and 2022, respectively.

F-55

(1) On September 3, 2021, Hangzhou Xinzi entered into a sales and leaseback contract with Yuandong International Financial Leasing Co., LTD (“Yuandong”). Pursuant to the contract, the Company sold its machines for RMB 5,000,000 (approximately $689,874 USD), and immediately leased it back from Yuandong for an 24-month period started from September 3, 2021 to September 3, 2023. The Company had not transferred the control of the underlying assets to Yuandong and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the year ended December 31, 2022 and 2023, the Company repaid $371,526 (RMB 2,500,000) and $264,797 (RMB1,875,000), respectively. As of December 31, 2022 and 2023, the Company had outstanding balance of $271,849 and $nil, of which $271,849 and $nil were classified to current portion. This long term loan has been fully repaid on September 2023.

(2) On July 18, 2022, Hangzhou Xinzi entered into a sales and leaseback contract with Chailease International Finance Co., LTD (“Chailease”). Pursuant to the contract, the Company sold its machines for RMB 5,215,000 (approximately $719,538 USD), and immediately leased it back from Chailease for an 36-month period started from July 18, 2022 to July 18, 2025. The Company had not transferred the control of the underlying assets to Chailease and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the year ended December 31, 2022 and 2023, the Company repaid $100,743 (RMB 677,903) and $239,223 (RMB 1,693,917), respectively. As of December 31, 2022 and 2023, the Company had outstanding balance of $537,674 and $283,740, of which $245,595 and $230,852 were classified to current portion, and $292,079 and $52,888 were classified to non-current portion, respectively. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 4,259,143, approximately $599,888 as of December 31, 2023, which classified as property and equipment.

(3) On July 26, 2022, Hangzhou Xinzi entered into a sales and leaseback contract with Yuandong International Financial Leasing Co., LTD (“Yuandong”). Pursuant to the contract, the Company sold its machines for RMB 12,080,000 (approximately $1,666,735 USD), and immediately leased it back from Yuandong for an 24-month period started from July 26, 2022 to July 26, 2024. The Company had not transferred the control of the underlying assets to Yuandong and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the year ended December 31, 2022 and 2023, the Company repaid $346,882 (RMB 2,334,168) and $845,469 (RMB 5,986,683), respectively. As of December 31, 2022 and 2023, the Company had outstanding balance of $1,413,012 and $529,465, of which $545,025 and $529,465 were classified to current portion, and $867,987 and $nil were classified to non-current portion, respectively. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 10,884,956, approximately $1,533,114 as of December 31, 2023, of which $1,240,202 and $292,912 were classified as property and equipment and construction in process.

(4) On March 24, 2023, Hangzhou Xinzi entered into a sales and leaseback contract with Yuandong International Financial Leasing Co., LTD (“Yuandong”). Pursuant to the contract, the Company sold its machines for RMB 10,500,000 (approximately $1,448,735 USD), and immediately leased it back from Yuandong for an 18-month period started from March 24, 2023 to September 24, 2024. The Company had not transferred the control of the underlying assets to Yuandong and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the year ended December 31, 2023, the Company repaid $741,431 (RMB 5,250,000). As of December 31, 2023, the Company had outstanding balance of $739,447, of which classified to current portion. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 9,533,442, approximately $1,342,757 as of December 31, 2023, of which $578,830 and $763,927 were classified as property and equipment and construction in process.

F-56

(5) On October 27, 2023, Hangzhou Xinzi entered into a sales and leaseback contract with Haier Financial Leasing Co., LTD (“Haier”). Pursuant to the contract, the Company sold its machines for RMB 10,000,000 (approximately $1,379,748 USD), and immediately leased it back from Haier for an 18-month period started from November, 2023 to April, 2025. The Company had not transferred the control of the underlying assets to Haier and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract was in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The Company was required to make monthly interest and principal payment. During the year ended December 31, 2023, the Company repaid $156,908 (RMB 1,111,052). As of December 31, 2023, the Company had outstanding balance of $1,251,982, of which $ 938,964 and $313,018 were classified to current portion and non-current portion, respectively. The total outstanding balance of this long term facility was collateralized by certain equipment at the original cost of RMB 11,806,525, approximately $1,662,914 as of December 31, 2023, which classified as property and equipment.

In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset.

For those sale and leaseback transactions the Company entered: (1) the exercise price of the repurchase option is a nominal price (2) The underlying assets of the sale and leaseback transactions are existing integrated production lines in use of the Company, which is customized and non-standardized. There are not alternative assets, substantially the same as the transferred asset, readily available in the marketplace. As a result, these sale and leaseback transactions were accounted for as debt financing transactions.

13. RELATED PARTIES

Balance with related parties

	December 31,	December, 31
	2023	2022
Accounts receivable - related parties, net
Yangzhou Suoyi Intelligent Equipment Technology Co., Ltd. (6)	-	509,440
Totals	$-	$509,440

Accounts payable - related parties
Hangzhou Lin’an Changqiao Plastic Packing Factory (8)	18,634	9,823
Totals	$18,634	$9,823

Due form related parties
Hangzhou Xinzi Industrial Co., Ltd. (1)	$-	$113,606
Jianhua MA (3)	43,019	105,553
Jun XU(9)	5,634	-
Lei MA (4)	14,085	-
Hangzhou Suori intelligent equipment Co., Ltd. (5)	1,169,030	1,346,699
Totals	$1,231,768	$1,565,858

Due to related parties
Hangzhou Xinzi New Energy Co., Ltd. (7)	$458,840	$762,958
Hangzhou Xinzi Industrial Co., Ltd. (1)	11,662	-
Yanling Meng (2)	-	12,324
Totals	$470,502	$775,282

(1) Hangzhou Xinzi Industrial Co., Ltd.: The Company controlled by Yanling MENG. The amount represents a loan for investing purpose. The interest rate is 0%. The amount was wholly settled by March 2023.

F-57

(2) Yanling MENG: Shareholder of Xinzi, the Executive Director, Chairman, General Manager and legal representative of Hangzhou Xinzi Optoelectronics Technology Co., Ltd.. The amount represents a loan for financing purpose. The interest rate is 0%. The amount was wholly settled by January 2023.

(3) Jianhua MA: Brother of Jianlin MA, who is the shareholder of Xinzi. The amount represents a loan for investing purpose. The interest rate is 0%.

(4) Lei MA: The spouse of Jun XU, who is the shareholder of Xinzi. The amount represents a loan for investing purpose. The interest rate is 0%. The amount expected to be wholly settled before December 2024.

(5) Hangzhou Suori intelligent equipment Co., Ltd.: Jianhua MA serves as Executive Director and General Manager of Hangzhou Suori intelligent equipment Co., Ltd., and he is the legal representative of Hangzhou Suori intelligent equipment Co., Ltd.. The amount represents a loan for investing purpose. The interest rate is 0%.

(6) Yangzhou Suoyi Intelligent Equipment Technology Co., Ltd.: The Company controlled by Hangzhou Suori Industrial Co., Ltd.. The amount represents an accounts receivable from the sales. The amount represents an accounts receivable for business operation purpose.

(7) Hangzhou Xinzi New Energy Co., Ltd.: The company controlled by Yanling MENG. The amount represents a loan for financing purpose. The interest rate is 0%. The amount was wholly settled by January 2023.

(8) Hangzhou Lin’an Changqiao Plastic Packing Factory: The Company controlled by Wenjun Zhang, who is the shareholder of Xinzi.

(9) Jun XU: Shareholder of Xinzi. The amount represents a loan for investing purpose. The interest rate is 0%.

Related party transactions

Sales to related parties (without VAT)

	For The Year Ended December 31,
	2023	2022
Yangzhou Suoyi Intelligent Equipment Technology Co., Ltd.	$-	$11,705
Hangzhou Suori intelligent equipment Co., Ltd.	19,209	72,793

Sales of fixed assets to related parties (without VAT)

	For The Year Ended December 31,
	2023	2022
Hangzhou Suori intelligent equipment Co., Ltd.	-	478,209

F-58

Purchase from related parties (without VAT)

	For The Year Ended December 31,
	2023	2022
Hangzhou Suori intelligent equipment Co., Ltd.	$41,743	$34,194
Hangzhou Xinzi New Energy Co., Ltd.	608,214	649,703
Hangzhou Lin’an Changqiao Plastic Packing Factory	21,976	15,676
Yangzhou Suoyi Intelligent Equipment Technology Co., Ltd.	362,436	-

Loan made to related parties and repayment from related parties*

	For the Year ended December 31, 2023
	Loan made to related parties	Repayment from related parties
Hangzhou Suori intelligent equipment Co., LTD	$(924,501)	$1,106,463
Hangzhou Xinzi Industrial Co., Ltd.	-	122,352
Lei MA	(14,122)	-
Jianhua MA	(2,824)	62,505
Jun XU	(9,886)	4,237
Totals	$(951,333)	$1,295,557

	For the Year ended December 31, 2022
	Loan made to related parties	Repayment from related parties
Hangzhou Suori intelligent equipment Co., LTD	$(34,181)	$929,394
Hangzhou Xinzi Industrial Co., Ltd.	(79,787)	-
Tao LI	-	29,722
Jianhua MA	(4,458)	29,722
Lei MA	-	8,311
Yanling Meng	(29,722)	-
Totals	$(148,148)	$997,149

Proceeds from and repayment to related parties*

	For the Year ended December 31, 2023
	Proceed from related parties	Repayment to related parties
Hangzhou Xinzi New Energy Co., Ltd.	$3,109,853	$(2,429,792)
Yanling Meng	-	(12,004)
Totals	$3,109,853	$(2,441,796)

	For the Year ended December 31, 2022
	Proceed from related parties	Repayment to related parties
Hangzhou Xinzi Industrial Co., Ltd.	$32,364	$(120,837)
Hangzhou Xinzi New Energy Co., Ltd.	1,862,074	(3,670,383)
Yanling Meng	2,301	-
Totals	$1,896,739	$(3,791,220)

* Loan made to related parties, repayment from related parties, proceeds from related parties and repayment to related parties above represented the Company’s interest-free loans.

F-59

14. TAX PAYABLE

	As of December 31,
	2023	2022
Value added tax liabilities	$43,843	$85,123
Income tax payables	1,927	13,360
Others	12,619	14,642
Total	$58,389	$113,125

The Company’s product revenues are subject to value-added tax at the rates of 13%, and the Company’s service revenues are subject to value-added tax at the rate of 6%.

15. STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end).

As of December 31, 2023 and 2022, the balance of total statutory reserves was $562,041 and $408,206, respectively.

16. INCOME TAX

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

The Company was incorporated in the Cayman Islands as an offshore holding company. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains and payments of dividends by the Company to its shareholders do not require a withholding tax.

Hong Kong

Xinzi HK was incorporated in Hong Kong and is subject to the Hong Kong profits tax rate at 16.5%.

China Mainland

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

Hangzhou Xinzi obtained the “high-tech enterprise” tax status in November 2018, and renewed it in December 2021, which reduced its statutory income tax rate to 15%. Hangzhou Yiyang obtained the “high-tech enterprise” tax status, which reduced its statutory income tax rate to 15%, in December 2021. The high-tech enterprise tax status for these two companies will expire in December 2024. Hangzhou Yiyang satisfied simultaneously the tax preference as a small low-profit enterprises, hereto Hangzhou Yiyang adopted the lower tax rate of 5%.

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A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For The Year Ended December 31,
	2023	2022
PRC statutory income tax rates	25.00%	25.00%
“High-tech enterprise” tax deduction	(10.00)%	(10.00)%
“Small low-profit enterprises” tax deduction	(1.09)%	(1.51)%
Adjustment of entertainment expenses	1.67%	0.39%
VAT rebates and adjustment of capital expenditure expensed-off in one lump sum	(7.92)%	(2.45)%
Super deduction on eligible R&D expenditure	(39.86)%	(9.52)%
Super deduction on eligible disabled employees’ salaries	(4.63)%	(1.23)%
Super deduction on eligible purchase of fixed assets on FY2022 Q4	-%	(10.43)%
Change in valuation allowance	43.17%	20.40%
Others	4.89%	0.65%
Total	11.23%	11.30%

Composition of income tax expense

Income tax expense included in the consolidated statements of income and comprehensive income/(loss) are as follows:

	For The Year Ended December 31,
	2023	2022
Current tax expense	$2,768	$6,296
Deferred income tax effect	55,235	229,939
Total income tax expense	$58,003	$236,235

17. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets consist of the following:

	As of December 31,
	2023	2022
Allowance for credit losses	$10,102	$68,243
Inventory provision	15,464	16,136
Net operating losses carried forward	604,295	416,005
Totals	629,861	500,384
Less: Valuation allowance	(604,295)	(416,005)
Deferred tax assets, net	25,566	84,379

Deferred tax liabilities consist of the following:

	As of December 31,
	2023	2022
Accelerated depreciation of equipment	$204,695	$212,067
Totals	204,695	212,067

As of December 31, 2023 and 2022, the Company’s PRC entities had net operating loss carryforwards of approximately $4.3 million and $2.8 million, respectively which will start to expire from 2029. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of December 31, 2023 and 2022, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

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18. EQUITY

Capital Contribution

The capital contribution by the Company’s shareholders was $nil and $886,441 during the year ended December 31, 2023 and 2022, respectively.

Ordinary shares

On July 12, 2022, 15,000,000 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

Dividend distribution

Dividends

The Company paid $2,677,626 in dividends to its shareholders during the year ended December 31, 2023. Since the dividend was declared and paid in March 2023, prior to the reorganization, it was distributed directly to the shareholders of the Company, rather than through Xinzi (the parent company). The dividend per share was $0.18 during the year ended December 31, 2023. No dividends were paid or declared during the year ended December 31, 2022.

Subscription receivable

The subscription receivable represents the unpaid capital contribution of US$1,500 for Xinzi by the shareholders. The amount would be settled when the bank account was set up for Xinzi.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE and Hangzhou Xinzi only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WFOE and Hangzhou Xinzi. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, WFOE and Hangzhou Xinzi are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WFOE and Hangzhou Xinzi from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and 2022, amounts restricted are the net assets of WFOE and Hangzhou Xinzi, which amounted to $6,514,403 and $6,360,568, respectively.

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19. CONCENTRATIONS, RISKS AND UNCERTAINTIES

Deterioration in general economic conditions in the United States and globally, including the effect of prolonged periods of inflation on our customers and suppliers, could harm our business and results of operations.

Our business and results of operations could be adversely affected by changes in national or global economic conditions. These conditions include but are not limited to inflation, rising interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), the negative impacts caused by pandemics and public health crises (including the COVID-19 pandemic), negative impacts resulting from the military conflict between Russia and the Ukraine, and the effects of governmental initiatives to manage economic conditions. Impacts of such conditions could be passed on to our business in the form of a reduced customer base and/or our customers spendings due to possible reductions in industry-wide spendings and/or economic pressure on our suppliers to pass on increased costs.

Credit risk

Cash deposits with banks are held in financial institutions in China, deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $72,000 (RMB 500,000). The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	For the year ended December 31,
	2023	2022
Percentage of the Company’s sales
Customer A	55%	30%
Customer B	14%	-%

The table sets above information as to the revenue derived from those customers that accounted for more than 10% of the Company’s total revenues for the year ended December 31, 2023 and 2022.

	As of December 31,
	2023	2022
Percentage of the Company’s accounts receivable
Customer A	21%	31%
Customer B	25%	5%
Customer C	11%	-%

The table above shows the account receivable accounted from above customer A, B and those customers that accounted for more than 10% of the account receivable as of December 31, 2023 and 2022. No Contract liabilities accounted from above customers as of December 31, 2023 and 2022.

The concentration on purchases generated by suppliers type comprised of the following:

	For the year ended December 31,
	2023	2022
Percentage of the Company’s purchases
Supplier A	13%	4%
Supplier B	11%	12%
Supplier C	-%	10%

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The table sets above information as to the purchases derived from those suppliers that accounted for more than 10% of the Company’s total purchase for the year ended December 31, 2023 and 2022.

	As of December 31,
	2023	2022
Percentage of the Company’s account payable
Supplier A	-%	-%
Supplier B	-%	-%
Supplier C	-%	8%
Supplier D	11%	-%
Supplier E	8%	13%
Supplier F	-%	12%

The table above shows the account payable accounted from above supplier A, B, C and those suppliers that accounted for more than 10% of the account payables as of December 31, 2023 and 2022.

	As of December 31,
	2023	2022
Percentage of the Company’s prepayment
Supplier A	3%	-%
Supplier B	-%	12%
Supplier C	-%	13%
Supplier G	28%	7%
Supplier H	27%	-%
Supplier I	14%	32%
Supplier J	11%	-%

The table above shows the prepayment accounted from above supplier A, B, C and those suppliers that accounted for more than 10% of the prepayment as of December 31, 2023 and 2022.

20. SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after December 31, 2023 up through June 25, 2024. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements, unless as disclosed below.

In April 2024, Hangzhou Yiyang agreed to sell 90% of Yangzhou Taixinni’s shares to Hangzhou Suori Intelligent Equipment Co., Ltd. with a purchase price of RMB 270,000. The agreement stipulated the transfer consideration shall be paid within 5 years after the agreement signed.

On January 26, 2024, the Company signed two 2-year loan agreement of RMB1,000,000 and RMB 100,000 with Sichuan Xinwang Bank Co., Ltd.. The annual interest rate of both loans was 16.2%. The loans were guaranteed by Jianguo Lin.

On January 26, 2024, the Company signed a two-year loan agreement of RMB300,000 with Sdic Taikang Trust Co. Ltd.. The annual interest rate was 16.2%. The loan was guaranteed by Jianguo Lin.

On April 12, 2024, the Company signed a one-year loan agreement of RMB4,900,000 with China Zheshang Bank Co., Ltd.. The annual interest rate was 4.8%. The loan was guaranteed by Yanling Meng and Hangzhou Financing Guarantee Group Co. Ltd..

On February 27, 2024, the Company signed a one-year loan agreement of RMB5,000,000 with Zhejiang Lin ‘an Rural Commercial Bank. The annual interest rate was 5.5%. The loan was guaranteed by Yanling Meng, Jianhua Ma and Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd..

On February 27, 2024, the Company signed a one-year loan agreement of RMB5,000,000 with Zhejiang Lin ‘an Rural Commercial Bank. The annual interest rate was 4.43%. The collateral was the immovable property of Hangzhou Xinzi New Energy Co. Ltd.

On April 3, 2024, the Company signed a 180-days loan agreement of RMB5,000,000 with Zhejiang Lin ‘an Rural Commercial Bank. The annual interest rate was 5.5%. The loan was guaranteed by Yanling Meng and Hangzhou Yiyang.

On April 10, 2024, the Company signed a 1-year loan agreement of RMB1,400,000 with Shanghai Pudong Development Bank. The annual interest rate was 4.0%. The loan was guaranteed by Yanling Meng, and Yanling Meng’s personal real estate as collateral.

On April 10, 2024, the Company signed a 1-year loan agreement of RMB3,000,000 with Shanghai Pudong Development Bank. The annual interest rate was 4.0%. The loan was guaranteed by Yanling Meng, Jianhua Ma and Hangzhou Lin ‘an SME Financing Guarantee Co. Ltd..

In May 2024, the Company signed a 36-month financing nature sale-leaseback agreement of RMB 3,000,000 with Ping An International Financial Leasing Co. Ltd., which guaranteed by Yanling Meng and Hangzhou Xinzi new Energy Co. Ltd..

In March 2024, the Company signed a 36-month financing nature sale-leaseback agreement of RMB 6,000,000 with Chailease International Finance Co. Ltd. without guarantee.

After December 31, 2023 up through the date the financial statements were available to be issued, the newly increased investment in fixed assets of the Company was RMB 1.22 millions, including RMB 1.12 millions of Hangzhou Xinzi for production capacity improvement purpose, and RMB 0.1 millions of Suqian Taijing for production capacity improvement purpose.

After December 31, 2023 up through the date the financial statements were available to be issued, the newly increased investment in construction in progress of the Company was RMB 7.99 millions, including RMB 1.36 millions for plant construction project, and RMB 6.63 millions for equipment installation project.

21. FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; therefore, the financial statements for the parent company are included herein.

The condensed financial information of the parent company, Xinzi, has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

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The Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries is reported as earnings from subsidiaries in the accompanying condensed financial information of parent company.

As of December 31, 2023 and 2022, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
Non-current assets
Investment in subsidiary	$6,987,231	$8,368,399
Deferred IPO cost	453,051	82,844
Total assets	$7,440,282	$8,451,243

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amount due to internal companies	400,207	-
Amount due to related parties	492,844	462,844
Total liabilities	$893,051	$462,844

Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of December 31, 2023 and 2022; 15,000,000 shares issued and outstanding as of December 31, 2023 and 2022	1,500	1,500
Subscription receivables	(1,500)	(1,500)
Additional paid-in capital	5,952,362	5,952,362
Statutory reserve	562,041	408,206
Retained earnings	(428,273)	1,886,579
Accumulated other comprehensive gain (loss)	(501,929)	(259,176)
Total Xinzi shareholders’ equity	5,584,201	7,987,971
Non-controlling interests	963,030	428
Total shareholders’ equity	$6,547,231	$7,988,399

Total liabilities and shareholders’ equity	$7,440,282	$8,451,243

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the year ended December 31,
	2023	2022
OPERATING EXPENSES	$60,000	$80,000
INCOME FROM SUBSIDIARIES	518,573	1,933,737

NET INCOME	458,573	1,853,737
Net income attributable to non-controlling interests	(58,036)	439
Net income attributable to shareholders	516,609	1,853,298
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
Foreign currency translation adjustment attributable to non-controlling interests	24,780	(11)
Foreign currency translation adjustment attributable to shareholders	(242,753)	(561,609)
COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(33,256)	428
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS	$273,856	$1,291,689

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PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide that to the extent permitted by law, the Company shall indemnify each existing or former director, secretary and other officer and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director, secretary and other officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s, secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director, secretary and other officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such existing or former director, secretary and other officer, however, shall be indemnified in respect of any matter arising out of his own fraud, willful default or willful neglect. See our amended and restated memorandum and articles of association filed as Exhibit 3.1 to this registration statement.

Under the form of indemnification agreement to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Item 15. Recent Sales of Unregistered Securities.

On July 12, 2022, 15,000,000 ordinary shares of the Company were issued to the participating shareholders in the Company. No consideration was paid for the ordinary shares.

We believe that each of the issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuances of options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities. As of the date of this prospectus, there have been changes in the ownership of our Ordinary Shares. See “Principal Shareholders.” The total number of Ordinary Shares issued and outstanding is 15,000,000.

Shareholder	Date of Issuance	Number of ordinary shares
Jun Xu	July 19, 2022	1,439,010
Jianguo Lin	July 19, 2022	770,906
Jun Qiu	July 19, 2022	256,969
Lizhang Wang	July 19, 2022	363,864
Heping Chen	July 19, 2022	409,347
Hanqi Feng	July 19, 2022	90,966
DongpingYue	July 19, 2022	45,483
Wenjun Zhang	July 19, 2022	416,280
Zhen Yin	July 19, 2022	462,540
Tao Li	July 19, 2022	2,043,823
LiXiong Chen	July 19, 2022	6,767
Yanling Meng	July 19, 2022	8,015,655
Jianlin Ma	July 19, 2022	678,390

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBITS INDEX

Exhibit No.	Description of Exhibit
1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association of the Registrant, as currently in effect
4.1**	Registrant’s Specimen Certificate for Ordinary Shares
4.2**	Form of Representative’s Warrant
5.1**	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Ordinary Shares being registered
5.2**	Opinion of the Crone Law Group P.C. regarding the validity of the representative’s Warrants
8.1**	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters
8.2**	Opinion of Beijing Guantao Law Firm regarding certain PRC tax matters
10.1**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.2**	Employment Agreement by and between the Registrant and Yanling Meng
10.3**	Employment Agreement by and between the Registrant and Jinguang Gong
10.4*	Form of Hangzhou Xinzi Purchase Order
10.5*	Credit Facility #1 by and between Hangzhou Xinzi and Shanghai Pudong Development Bank
10.6*	Credit Facility #2 by and between Hangzhou Xinzi and Shanghai Pudong Development Bank
10.7*	Credit Facility #1 by and between Hangzhou Xinzi and Zhejiang Lin’an Rural Commercial Bank
10.8*	Credit Facility #2 by and between Hangzhou Xinzi and Zhejiang Lin’an Rural Commercial Bank
10.9*	Credit Facility #3 by and between Hangzhou Xinzi and Zhejiang Lin’an Rural Commercial Bank
10.10*	Credit Facility #1 by and between Hangzhou Xinzi and Ningbo Commerce Bank
10.11*	Credit Facility #1 by and between Hangzhou Xinzi and China Zheshang Bank
10.12*	Credit Facility #2 by and between Hangzhou Xinzi and China Zheshang Bank
10.13*	Credit Facility #3 by and between Hangzhou Xinzi and China Zheshang Bank
10.14*	Credit Facility #1 by and between Hangzhou Xinzi and Bank of Jiangsu
10.15*	Credit Facility #2 by and between Hangzhou Xinzi and Bank of Jiangsu
10.16*	Credit Facility #3 by and between Hangzhou Xinzi and Bank of Jiangsu
10.17*	Credit Facility #4 by and between Hangzhou Xinzi and Bank of Jiangsu
10.18*	Credit Facility #1 by and between Hangzhou Xinzi and Industrial Bank Co., Ltd.
10.19**	Form of Indemnification Escrow Agreement
21.1**	List of the Subsidiaries
23.1**	Consent of WWC, P.C.
23.2**	Consent of Maples and Calder (Hong Kong) LLP
23.3**	Consent of Beijing Guantao Law Firm
23.4**	Consent of The Crone Law Group P.C.
24.1**	Powers of Attorney
99.1**	Code of Business Conduct and Ethics
99.2**	Consent of Beijing Boyan Zhishang Information Consulting Co., LTD
99.3**	Request for Waiver and Representation under Item 8.a.4 of Form 20-F
107**	Calculation of Filing Fee Table

*	Filed herewith
**	To be filed by amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hangzhou, People’s Republic of China, on October 28, 2024.

XINZI

By:	/s/ Yanling Meng
Name:	Yanling Meng
Title:	Chief Executive Officer, and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yanling Meng as attorney-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Ordinary Shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the U.S. Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on October 28, 2024.

Signature	Title

/s/ Yanling Meng	Chief Executive Officer and Chairman of the Board of Directors
Name: Yanling Meng	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer),

/s/ Lei Ma	Director
Name: Lei Ma

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Xinzi, has signed this registration statement or amendment thereto in New York, NY on October 28, 2024.

The Crone Law Group P.C. Authorized U.S. Representative

By:	/s/ Mark Crone
Name:	Mark Crone
Title:	Managing Partner

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